17

Follow-Up Materials

06014195

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mizuho Financial Group

*CURRENT ADDRESS

PROCESSED
JUN 07 2006
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34906 FISCAL YEAR 3-31-06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DATE: 6/7/06

For Immediate Release:

May 22, 2006

Consolidated Financial Statements for Fiscal 2005

82-34900

FASF MEMBERSHIP

Company name:	**Mizuho Financial Group, Inc. ("MHFG")**
Stock code number:	8411
Stock Exchanges:	Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Address:	5-5 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan

Representative:	Name:	Terunobu Maeda
	Title:	President & CEO
For inquiry:	Name:	Mamoru Kishida
	Title:	General Manager, Accounting Department
	Phone:	03-5224-2030

ARLS 3-31-06

Meeting of Board of Directors for Financial Results:	May 22, 2006
Trading Accounts :	Established
US GAAP :	Not applied

1. Financial Highlights for Fiscal 2005 (for the fiscal year ended March 31, 2006)

(1) Consolidated Operating Results

Amounts less than one million yen are rounded down.

	Ordinary Income		Ordinary Profits		Net Income	
	¥ million	%	¥ million	%	¥ million	%
Fiscal 2005	3,557,549	*17.1*	921,069	*40.1*	649,903	*3.6*
Fiscal 2004	3,039,186	*(5.0)*	657,459	*(26.7)*	627,383	*54.2*

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock	Net Income on Equity	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	¥	¥	%	%	%
Fiscal 2005	55,157.15	46,234.51	26.3	0.6	25.9
Fiscal 2004	54,625.61	37,719.13	54.4	0.5	21.6

Notes: 1.Equity in Income from Investments in Affiliates :
Fiscal 2005 ¥9,161 million, Fiscal 2004 ¥1,429 million
2. Average outstanding shares of common stock (consolidated basis) :
Fiscal 2005 11,172,246 shares, Fiscal 2004 10,790,947 shares
3. Change in accounting method: Yes
4. Percentage figures in Ordinary Income, Ordinary Profits and Net Income represent changes in the respective accounts compared with the previous fiscal year.

(2) Consolidated Financial Conditions

	Total Assets	Total Shareholders' Equity	Total Shareholders' Equity to Total Assets	Total Shareholders' Equity per Share of Common Stock	Consolidated Capital Adequacy Ratio (BIS)
	¥ million	¥ million	%	¥	%
Fiscal 2005	149,612,794	4,804,993	3.2	274,906.95	11.63 *
Fiscal 2004	143,076,236	3,905,726	2.7	131,016.16	11.91

Note: Outstanding shares of common stock at the end of the fiscal year (consolidated basis) : * Preliminary
As of March 31, 2006 11,607,970 shares, As of March 31, 2005 10,845,801 shares

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the fiscal year
	¥ million	¥ million	¥ million	¥ million
Fiscal 2005	(1,669,128)	(99,262)	(446,671)	3,387,929
Fiscal 2004	4,418,011	(3,788,105)	(557,729)	5,602,062

(4) Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries: 130, Number of non-consolidated subsidiaries under the equity method: -,
Number of affiliates under the equity method: 19

(5) Change in Scope of Consolidation and Application of the Equity Method

(Consolidation) Newly consolidated: 21, Excluded: 9, (Equity Method) Newly applied: 1, Excluded: 2

2. Earnings Estimates for Fiscal 2006 (for the fiscal year ending March 31, 2007)

	Ordinary Income	Ordinary Profits	Net Income
	¥ million	¥ million	¥ million
First Half of Fiscal 2006	1,900,000	500,000	340,000
Fiscal 2006	3,800,000	1,120,000	720,000

Reference: Net Income per Share of Common Stock (Fiscal 2006 estimate): ¥59,147.68

*The above estimates are forward-looking statements that are based on our current expectations and are subject to significant risks and uncertainties. Actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, declines in the value of equity securities or real estate, the deterioration of the quality of loans to certain borrowers and industry sectors, the effect of new legislation or government directives and fluctuations in foreign currency exchange rates. We disclaim any obligation to update or revise the forward-looking statements, except as may be required by the rules of the Tokyo Stock Exchange and any applicable laws and regulations.

Number of Shares

	Fiscal 2005		Fiscal 2004	
	Average Outstanding Shares	Year-end Outstanding Shares	Average Outstanding Shares	Year-end Outstanding Shares
Common Stock	11,172,246	11,607,970	10,790,947	10,845,801
First Series Class I Preferred Stock	-	-	13,742	-
Second Series Class II Preferred Stock	25,232	-	97,356	61,400
Third Series Class III Preferred Stock	41,095	-	100,000	100,000
Fourth Series Class IV Preferred Stock	150,000	150,000	150,000	150,000
Sixth Series Class VI Preferred Stock	150,000	150,000	150,000	150,000
Seventh Series Class VII Preferred Stock	66,438	-	125,000	125,000
Eighth Series Class VIII Preferred Stock	24,369	-	120,500	59,300
Ninth Series Class IX Preferred Stock	-	-	75,298	-
Tenth Series Class X Preferred Stock	57,534	-	140,000	140,000
Eleventh Series Class XI Preferred Stock	943,740	943,740	943,740	943,740
Twelfth Series Class XI Preferred Stock	-	-	3,947	-
Thirteenth Series Class XIII Preferred Stock	36,690	36,690	36,690	36,690

Notes: 1. Minimum number of shares for trading for common and preferred stock : 1 share

2. Treasury stock is excluded from the number of outstanding shares.

3. Decrease in stocks below is due to repurchase and cancellation.

	Cancellation		Repurchase & Cancellation	
	Number of Shares	Acquisition Cost (¥million)	Number of Shares	Acquisition Cost (¥million)
Second Series Class II Preferred Stock	38,600	60,524	61,400	115,292
Third Series Class III Preferred Stock	-	-	100,000	187,578
Seventh Series Class VII Preferred Stock	-	-	125,000	250,735
Eighth Series Class VIII Preferred Stock	65,700	148,784	59,300	156,376
Ninth Series Class IX Preferred Stock	33,000	50,650	-	-
Tenth Series Class X Preferred Stock	-	-	140,000	233,706

Formulae for indices - Financial Highlights for Fiscal 2005

Net Income per Share of Common Stock

$$\frac{\text{Net Income - Amount Not Available to Common Shareholders (*1)}}{\text{Average Outstanding Shares of Common Stock (during the fiscal year)(*2)}}$$

Diluted Net Income per Share of Common Stock

$$\frac{\text{Net Income - Amount Not Available to Common Shareholders (*1) + Adjustments}}{\text{Average Outstanding Shares of Common Stock (during the fiscal year)(*2) + Increasing Shares of Common Stock for Dilutive Securities (*3)}}$$

Net Income on Equity

$$\frac{\text{Net Income -Amount Not Available to Common Shareholders (*1)}}{\begin{array}{c}\text{[(Total Shareholders' Equity (beginning) -Outstanding Shares of Preferred Stock (beginning) x Issued Price)}\\ \text{+(Total Shareholders' Equity (fiscal year-end) -Outstanding Shares of Preferred Stock (fiscal year-end) (*2) x Issued Price)]/ 2}\end{array}} \times 100$$

Total Shareholders' Equity to Total Assets

$$\frac{\text{Total Shareholders' Equity (fiscal year-end)}}{\text{Total Liabilities (fiscal year-end) + Minority Interests (fiscal year-end) + Total Shareholders' Equity (fiscal year-end)}} \times 100$$

Shareholders' Equity per Share of Common Stock

$$\frac{\text{Shareholders' Equity (fiscal year-end) -Deduction from Shareholders' Equity (*4)}}{\text{Outstanding Shares of Common Stock (fiscal year-end) (*2)}}$$

Formula for index - Earnings Estimates for Fiscal 2006

Net Income per Share of Common Stock (Fiscal 2006 estimate)

$$\frac{\text{Net Income (estimate) -Cash Dividends on Preferred Stock (estimate)}}{\text{Outstanding Shares of Common Stock (fiscal year-end) (*2)}}$$

*1 Dividends on Preferred Stock and others.

*2 Treasury Stock is excluded from outstanding shares of stock.

*3 Increasing Shares of Common Stock for Dilutive Securities is calculated under the assumption that dilutive options regarding dilutive securities are exercised at the beginning of the fiscal year in accordance with accounting standards. That is, all dilutive convertible securities, including those before the conversion period, are assumed to be converted at the price calculated based on the market price at the beginning of the fiscal year.

*4 Issue amount of Preferred Stock, dividends on Preferred Stock and others.

1. ORGANIZATION STRUCTURE OF MIZUHO FINANCIAL GROUP

Mizuho Financial Group (the "Group") is composed of Mizuho Financial Group, Inc. ("MHFG") and its affiliates. The Group provides various financial services, principally banking services, together with securities business, trust and asset management services among others.

(as of March 31, 2006)



General Meeting of Shareholders
Corporate Auditors ／Board of Corporate Auditors
Corporate Auditors Office
Executive Management Committee
Board of Directors
Nominating Committee
Compensation Committee
CEO
Business Policy Committees
Internal Audit Committee
Executive Secretariat
Strategic Planning Group
Corporate Planning
Group Strategic Planning
Corporate Communications
Administration
Financial Control and Accounting Group
Financial Planning
Accounting
Investor Relations
Risk Management Group
Risk Management
Credit Risk Management
Human Resources Group
Human Resources
IT, Systems & Operations Group
IT, Systems & Planning
Operations Planning
Compliance Group
Compliance and Legal Affairs
Internal Audit Group
Internal Audit
Significant consolidated subsidiaries
Mizuho Bank, Ltd.
Mizuho Investors Securities Co., Ltd.
Mizuho Corporate Bank, Ltd.
Mizuho Securities Co., Ltd.
Mizuho Trust & Banking Co., Ltd.
Trust & Custody Services Bank, Ltd.
Dai-Ichi Kangyo Asset Management Co., Ltd.
Fuji Investment Management Co., Ltd.
DLIBJ Asset Management Co., Ltd. (Note)
Mizuho Private Wealth Management Co., Ltd.
Mizuho Financial Strategy Co., Ltd.
Mizuho Research Institute Ltd.
Mizuho Information & Research Institute, Inc.
○Consolidated subsidiaries of Mizuho Bank, Ltd.
・Mizuho Credit Guarantee Co., Ltd.
・Mizuho Factors, Ltd.
・UC Card Co., Ltd.
・Mizuho Capital Co., Ltd.
○Consolidated subsidiaries of Mizuho Corporate Bank, Ltd.
・Mizuho Corporate Bank Nederland N.V.
・Mizuho Corporate Bank (Canada)
・PT. Bank Mizuho Indonesia
・Mizuho Corporate Bank (USA)
・Mizuho Corporate Bank (Germany) Aktiengesellschaft
・Mizuho Capital Markets Corporation
・Mizuho International plc
・Mizuho Bank (Switzerland) Ltd.
・Mizuho Securities USA Inc.
○Affiliates of Mizuho Bank and Mizuho Corporate Bank
・Defined Contribution Plan Services Co., Ltd.
○Consolidated subsidiaries of Mizuho Trust & Banking Co., Ltd.
・Mizuho Trust & Banking Co. (USA)
・Mizuho Trust & Banking (Luxembourg) S.A.

(Note) DLIBJ Asset Management Co., Ltd. is an affiliate of MHFG.

Of the major domestic subsidiaries, the following companies are listed on Japanese domestic stock exchanges.

Company Name	Location	Main Business	Ownership Percentage %	Listed Stock Exchanges
Mizuho Trust & Banking Co., Ltd.	Chuo-Ku, Tokyo	Trust and Banking Business	69.9 *0.2*	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section)
Mizuho Investors Securities Co., Ltd.	Chuo-Ku, Tokyo	Securities Business	66.8 *66.8*	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section) Nagoya Stock Exchange (First Section)

Italic figures of Ownership Percentage denote percentage of interest held by subsidiaries.

2. MANAGEMENT POLICY

(1) Principal Management Policy

MHFG pursues its goals of being held in high regard by its shareholders and the financial markets as Japan's leading comprehensive financial services group on the basis of the three fundamental management philosophies below that form the foundation of the Group's management strategies and decision-making process.

a) To provide the highest level of comprehensive financial services to our customers and clients.

b) To provide an attractive, inspiring workplace for our employees where each can demonstrate their rich individuality and ability to meet their respective challenges.

c) To enable each group company to demonstrate to the utmost its own particular characteristics and strengths in its respective business field and function.

(2) Policy on Profit Distribution

MHFG decides its cash dividend policy considering its operational performance, while bearing in mind the need to increase retained earnings from the viewpoint of enhancing its financial strength.

(3) Policy regarding lowering of the minimum investment amount of MHFG's Common Stock

With regard to lowering of the minimum investment amount of MHFG's common stock, we do not believe that it needs to take any action at this time, after taking into account such factors as the stock price, number of shareholders, liquidity of common stock and cost-effectiveness. However, we will continue to consider this matter in an appropriate manner, taking into account other factors such as investors' needs.

(4) Management's Benchmark

Since MHFG will be able to maintain a sufficient capital adequacy ratio after the repayment of all public funds, we intend to fully repay the remaining public funds as promptly as possible during FY2006.

(5) Management's Medium/Long-term Targets and Issues to be Resolved

MHFG aims to realize full-scale improvement of profitability and solid financial base by steadily promoting the "Channel to Discovery" Plan, the business strategy launched in April 2005, to win the support of our customers, which is the key concept of this business strategy. At the same time, we intend to establish more solid management structure by further enhancing internal control systems.

Business Portfolio Strategy (Please refer to "Management Structure of Mizuho Financial Group, Inc." on page 1-8)

(The Global Corporate Group)

MHCB will work to expand its business globally providing its customers with services with competitive strength at a global level, including not just loans but sophisticated financial products, integrating the financial service strengths of the entire group to provide total solutions on a global basis to meet customers' needs. MHCB will aggressively engage in cross-border business opportunities, such as arranging overseas syndicated loan transactions for investors in the expanding domestic syndicated loan markets through an organization and system newly designed and arranged to respond to our customers' global needs. Furthermore, MHCB will enhance our network of overseas bases and begin accelerating towards a fully-fledged development effort to become a leading global bank.

MHSC will aim to become a market leader in securities and investment banking business offering a wide range of integrated financial products and services, as well as intensively pursuing group synergy by actively promoting mutual collaboration within the group. It will increase and maintain a steady market presence in the equities and fixed income divisions, by further expanding its underwriting share. MHSC also intends toexpand business operations in the investment banking division dealing with M&As and structured finance and others.

(The Global Retail Group)

MHBK will strengthen its sales channels and engage in developing new products in the areas of consulting and loans to individuals in an effort to improve further profitability in the individual customer market. As for the Mizuho Mileage Club, it will work to improve its merchantability by enhancing collaboration with affiliated partners in other business categories, etc. By developing a new type of branches which specializes in providing services to individual customers, it will build a network capable of responding to their various needs. Furthermore, the bank will further strengthen security measures, by introducing a biometric authentication system (finger vein pattern authentication) for ATM transactions, etc.

In the Small and Medium-sized Enterprises ("SME") market, MHBK will aim to increase non-interest income by promoting its solutions businesses and aggressively building up solid loan assets by mobilizing more staff to specialize in new loans.

Through such efforts to expand and improve its business, the bank intends to build long-lasting relationships with its customers based on trust and establish a stable profit base.

(The Global Asset & Wealth Management Group)

MHTB plans to embark on various new types of trust business as it develops new products and reinforces its consulting strengths on the back of regulatory easing, including revision of the Trust Business Law. MHTB plans to expand its market share by employing a trust agency system and further strengthening business collaborations with the group companies and thereby aim to be the trust bank most relied upon by customers.

Mizuho Private Wealth Management Co., Ltd., as a fully-fledged private banking company, aims to establish long-term relationships with customers by providing optimal products and services at the highest levels in a comprehensive and integrated manner in response to all different types of customer needs.

Corporate Management Strategy

MHFG continues to aim to apply for a listing on the New York Stock Exchange ("NYSE"), to enhance its Corporate Social Responsibility ("CSR") activities and to strengthen its branding strategy for its corporate management strategy.

MHFG aims for early realization of a listing on the NYSE, to secure the transparency of our corporate governance and to improve on the credibility already shown on us by our investors, by establishing a structure to provide investors with disclosure based on U.S. generally-accepted accounting principles, which are deemed to be one of the global standards, as well as disclosure based on Japanese generally-accepted accounting principles. MHFG also continues to establish disclosure and internal control practices in compliance with the U.S. Sarbanes-Oxley Act which is recognized as the strictest standard in the world today.

In promoting CSR, MHFG will particularly emphasize and focus on five different themes—engagement with environmental issues, support for promoting financial education, enhancement of corporate governance, implementation of highly-responsive communications and promoting a unified approach as a group—which are significant themes in order for Mizuho Group to coexist and develop with the community. In supporting financial education, we will carry out joint research in financial education with Tokyo Gakugei University to make an adequate and extensive contribution to primary, secondary and higher education and thus generously return the fruits of these efforts to society. We will communicate more frequently with our customers and shareholders, as well as the local community, business partners, government organizations and other stakeholders, and make full use of the Group's management resources in an effort to provide solutions to multidisciplinary problems, including social and environmental issues.

As for strengthening our branding strategy, MHFG will strive to increase market penetration of the brand slogan, "Channel to Discovery." In addition, all senior executives and employees will share the strengths and objectives of the Group embodied in the expression "enterprising, open, and leading-edge" and put these words into practice to become "a financial partner that helps customers shape their future and achieve their dreams."

The Group will steadily implement its business portfolio as well as corporate management strategies and continue to work to establish a stable profit base backed by customer support. MHFG's Retained Earnings (except for Appropriated Reserve) amounted to 822.9 billion yen as of March 31, 2006, and our capital adequacy ratio will be sustained at a sufficient level even after repayment of public funds, so we aim for an early repayment of the remaining 600.0 billion yen in public funds within the current fiscal year.

As a holding company, MHFG will fulfill its appropriate management control functions through planning a portfolio strategy for group businesses, promoting synergies among group companies, and enhancing risk management, compliance, and internal controls. Henceforth, we aim to achieve strong results through our endeavors to grapple steadily with the management issues of the entire group.
Specifically, spurred on by the growing importance of personal data management, MHFG continues to further strengthen our information management systems through group management controls, including related regulations and organization of staff in charge, and also taking into consideration employing external authentication in information security management. In addition, in our ongoing work to strengthen further our internal control systems, we will maintain systems to ensure and strengthen compliance by all executives and employees of the Group with all applicable laws and regulations leading to improve internal control over the disclosure of information.

MHFG will make every effort to improve further our corporate value by steadily promoting the "Channel to Discovery" Plan to enhance our competitiveness and profitability and to increase further our corporate value as well as by fulfilling our social responsibility and public mission.

Management Structure of Mizuho Financial Group, Inc.


Mizuho Financial Group, Inc.
Global Corporate Group
Global Retail Group
Global Asset & Wealth Management Group
Mizuho Corporate Bank, Ltd.
Mizuho Bank, Ltd.
Mizuho Trust & Banking Co., Ltd.
Mizuho Private Wealth Management Co., Ltd.
Mizuho Financial Strategy Co., Ltd.
Mizuho Research Institute Ltd.
Mizuho Information & Research Institute, Inc.
Mizuho Securities Co., Ltd.
Mizuho Investors Securities Co., Ltd.
Trust & Custody Services Bank, Ltd.
Asset Management Companies (DKA, FIMCO, DIAM)
Shinko Securities Co., Ltd.
UC Card Co., Ltd.
Mizuho Capital Co., Ltd.

(as of March 31, 2006)

Global Corporate Group:

The Global Corporate Group provides highly specialized and cutting-edge products and services by leveraging our comprehensive financial capability, with close cooperation between the global corporate banking sector and the wholesale securities sector in response to the needs of large and global corporations.

Global Retail Group:

The Global Retail Group provides top-level products and services on a global scale, with close cooperation with leading domestic and international companies in response to the diversified and globalized needs of individuals as well as SMEs and middle market corporations in Japan.

Global Asset & Wealth Management Group:

The Global Asset & Wealth Management Group provides top-level products and services on a global scale in response to the diversified and advanced customers' needs in the business areas of trust and custody, and private banking.

Group Strategy Affiliates

Mizuho Financial Strategy Co., Ltd.: An advisory company for financial institutions regarding corporate management and corporate revitalization.
Mizuho Research Institute Ltd.: A think tank.
Mizuho Information & Research, Inc.: An IT-related company.

3. CONSOLIDATED RESULTS OF OPERATIONS

(1) Results of Operations

(a) Financial and Economic Environment

Looking back over the economic conditions in the fiscal year ended March 31, 2006, the overall trend for the global economy was improving as a whole, mainly due to a strong economy in the U.S. and China. The Japanese economy showed steady growth due to the recovery in capital expenditure and personalconsumption against a backdrop of a steady improvement in corporate performance. Consumer prices shifted moderately upwards with a rise in domestic corporate goods prices due to a stronger global commodity markets for products. To that end, the Bank of Japan lifted its quantitative easing policy in March 2006.

As for the Japanese financial markets, stock-prices continued to rise in view of the improvement in corporate performance. There was an upward turn in long-term interest rates in response to expectations of a move away from deflation and a lifting of the quantitative easing policy.

In the financial sector, most of the financial issues to be dealt with, such as the disposal of NPLs and so on, had been cleared up by the end of the fiscal year. There was an acceleration of activity in the areas of strategic business alliances. Financial regulatory easing continued with the revision of the bank agency system etc. In the prevailing economic environment, a financial institution's ability to secure a competitive edge over its rivals and to consolidate profitability even further are likely to become ever more important.

(b) Outline of Results

MHFG has shifted into a new phase of management strategy, based on a new group businessstrategy called the "Channel to Discovery" Plan and has focused on increasing top-line profits as well as maintaining the financial soundness of the Group at a high level. As a result, Consolidated Net Income for fiscal 2005 was ¥649.9 billion, increasing by ¥22.5 billion from the previous fiscal year.

Consolidated Gross Profits: Consolidated Gross Profits for fiscal 2005 were ¥2,002.4 billion, increasing by ¥9.3 billion from the previous fiscal year. Net Interest Income was ¥1,062.6 billion, decreasing by ¥43.7 billion from the previous fiscal year resulting from the decrease in loan margins and in the average balance of domestic Loans and Bills Discounted caused by increasingly fierce competition among domestic lenders and other factors. Net Fee and Commission Income was ¥555.9 billion, increasing by ¥83.3 billion from the previous fiscal year. This was as a result of increases in fee income related to investment trusts and individual annuities, fees related to our solutions business and fees and commissions from overseas business, etc. Net Trading Income was ¥204.9 billion, increasing by ¥39.8 billion from the previous fiscal year while Net Other Operating Income was ¥100.0 billion, decreasing by ¥85.6 billion from the previous fiscal year. This decrease was as a result of disposition of Unrealized Losses on our bonds portfolio of ¥138.5 billion in the second half of fiscal 2005, in light of such factors as current trends in domestic and U.S. interest rates. Excluding this disposition of losses, Consolidated Gross Profits for fiscal 2005 have increased by 7.4% from the previous fiscal year.

General and Administrative Expenses: General and Administrative Expenses for fiscal 2005 amounted to

¥1,095.2 billion, increasing by ¥3.8 billion from the previous fiscal year. This includes the effect of the decrease of "Base Expenses" which are mainly IT-related due to the completion of Mizuho Bank's IT systems integration, while there was an initial outlay relating to "Strategy Expenses" in responding to measures to increase top-line profits, as well as an increase in expenses associated with an expansion of business operations of securities subsidiaries.

Credit-related Costs: Credit-related Costs for fiscal 2005 actually showed a gain of ¥53.2 billion, showing significant improvement of ¥147.1 billion from the previous fiscal year. This was mainly due to a decrease in costs related to write-offs with the near-completion of the removal of problem assets from the balance sheet and as a result of reversal of reserves with the strengthening of the Group's asset quality.

Net Gains related to Stocks and Equity in Income from Investments in Affiliates and Other: With the continuing progress in decreasing our stock holdings to alleviate the risk of stock holdings, as well as the effective credit and alternative investments (stock-related) which were made as part of an attempt at diversification of profit sources of market-related income, Net Gains related to Stocks amounted to ¥231.5 billion (including Gains on Disposition of Investments in Subsidiary of ¥42.4 billion), increasing by ¥21.1 billion from the previous fiscal year.
Equity in Income from Investments in Affiliates amounted to ¥9.1 billion, increasing by ¥7.7 billion from the previous fiscal year as a result of a strong business performance by our affiliates under equity method.
In addition to the disposal of the loss of ¥138.5 billion stated above, we reviewed the bond portfolio and recognized losses from sales of ¥85.3 billion to mitigate the risk of rising interest rates in the first half of fiscal 2005.

Ordinary Profits: After reflecting the above, Ordinary Profits was ¥921.0 billion, increasing by ¥263.6 billion from the previous fiscal year.

Extraordinary Gains and Losses: Net Extraordinary Gains (Losses) amounted to a gain of ¥59.0 billion, decreasing by ¥226.5 billion from the previous fiscal year. This was mainly due to the effect of a special factor (recording Extraordinary Gains, after a ruling in support of a petition for rescission of a correction notice from the Tokyo Regional Taxation Bureau) which occurred in the previous fiscal year.

Tax Expenses and Minority Interests in Net Income: Income Taxes - Current amounted to ¥64.0 billion, and Income Taxes - Deferred amounted to ¥185.0 billion.
Minority Interests in Net Income amounted to ¥81.1 billion.

Net Income: After reflecting the above, Net Income amounted to ¥649.9 billion, increasing by ¥22.5 billion from the previous fiscal year.

Year-end Dividends: Reflecting the positive performance of this fiscal year, MHFG plans to pay year-end dividends of ¥4,000 per share of common stock. MHFG also plans to pay dividends on preferred stocks as prescribed.

(c) Segment Information

In addition to banking business (banking and trust banking business), MHFG and its consolidated subsidiaries are engaged in securities business and other business (credit card business, investment advisory business and other). The proportion of these activities accounting for Ordinary Profits before excluding inter-segment Ordinary Profits was 77.1 % for banking business, 18.2 % for securities business and 4.5 % for other.

Segments of operations by geographic area are Japan, Americas, Europe and Asia/Oceania. Ordinary Income from International Operations of ¥833.2 billion accounts for 23.4 % of Consolidated Ordinary Income of¥3,557.5 billion.

(d) Estimates for the Fiscal 2006 (for the year ending March 31, 2007)

Earnings Estimates: As for earnings estimates for fiscal 2006, we estimate Ordinary Income of ¥3,800.0 billion, Ordinary Profits of ¥1,120.0 billion and Net Income of ¥720.0 billion on a consolidated basis.

The above estimates are based on the information which is available at this moment, and assumptions of factors which have an influence on future operating results. Actual results may differ materially from these estimates, depending on future events.

Dividend Forecast: MHFG forecasts payment of year-end dividends of ¥4,000 per share of common stock. MHFG also forecast payment of dividends on preferred stocks as prescribed.

(2) Financial Conditions

(a) Assets, Liabilities and Shareholders' Equity

Consolidated total assets as of March 31, 2006 amounted to ¥149,612.7 billion, increasing by ¥6,536.5 billion from the end of the previous fiscal year.

Securities were ¥37,702.9 billion, increasing by ¥1,655.9 billion from the end of the previous fiscal year. This reflected mainly an increase in non-Japanese bonds.

The balance of Loans and Bills Discounted amounted to ¥65,408.6 billion, increasing by ¥2,491.3 billion from the end of the previous fiscal year. This was due to the fact that since fiscal 2004, the balance of Loans and Bills Discounted in overseas has been increasing after the declining trend bottomedout and that the balance of Loans and Bills Discounted for domestic SME and individual customers also has been increasing.

With respect to Non-Performing Loans, further efforts to improve MHFG's financial soundness resulted in a consolidated balance of Disclosed Claims under the Financial Reconstruction Law amounting to¥1,087.5 billion, decreasing by ¥499.5 billion from the end of the previous fiscal year.

Net Deferred Tax Assets were ¥295.7 billion, decreasing by ¥707.1 billion from the end of the previous fiscal year as a result of recording taxable income and the increased amount of Unrealized Gains on Other Securities, with the continued conservative strict assessment of asset recoverability.

Deposits amounted to ¥73,007.9 billion, increasing by ¥3,508.4 billion from the end of the previous fiscal year Negotiable Certificates of Deposits amounted to ¥9,359.1 billion, decreasing by ¥1,509.3 billion from the end of the previous fiscal year.

(b) Cash Flows

Cash Flow from Operating Activities was ¥(1,669.1) billion. Cash Flow from Investing Activities was ¥(99.2) billion as a result of acquisition of securities, etc. and Cash Flow from Financing Activities was¥(446.6) billion as a result of repurchasing Treasury Stocks, etc.

As a result, Cash and Cash Equivalents as of March 31, 2006 was ¥3,387.9 billion.

(c) Consolidated Capital Adequacy Ratio (Preliminary)

While MHFG repurchased and cancelled public funds of preferred shares amounting to ¥692.9 billion (¥616.4 billion on an issued-price basis) in August 2005, and ¥250.7 billion (¥250.0 billion on an issued-price basis) in October 2005, we aimed for a strengthening of the capital base, by steadily accumulating the retained earnings accompanied with the record of Net Income of ¥649.9 billion, by a global offering of MHFG shares in the possession of our subsidiary (¥531.6 billion in total amount), and by issuing preferred securities (approximately ¥140 billion).

Furthermore, positively influenced by the increase of unrealized gains on securities and other factors, Consolidated capital as of the end of the fiscal 2005 amounted to ¥8,993.2 billion, increasing by ¥973.0 billion from the end of the previous fiscal year.

The Risk-adjusted Assets balance was ¥77,322.5 billion, increasing by ¥9,997.5 billion from the end of the previous fiscal year due to the increase in assets and further efforts to expand top-line profits after entering into the new phase in our management strategies.

As a result, the Consolidated Capital Adequacy Ratio (BIS) decreased by 0.28 % from the end of the previous fiscal year to 11.63 %.

March 31, 2002	March 31, 2003	March 31, 2004	March 31, 2005	March31, 2006
10.56%	9.53%	11.35%	11.91%	11.63%

*Figure for March 31, 2002 is that of Mizuho Holdings, Inc. (consolidated basis).

(3) Major risk factors related to MHFG's business and results of operations

Major risk factors related to MHFG's business and results of operations which may have material impact on investors' judgments are as follows: (The followings are based on the information which is available at this moment. Actual factors may differ materially from these factors, depending on future events).

- Risks relating to disposal of problem loans, etc.
- Risk of price fluctuation affecting our assets
- Risks arising from lowering of BIS capital adequacy ratio
- Risks arising from downgrade of MHFG's credit ratings
- Risks arising from funding difficulties
- Risks accompanying MHFG's business strategy and business operations
- Risks arising from changes in the financial business environment

BASIS FOR PRESENTATION AND PRINCIPLES OF CONSOLIDATION

1. Scope of Consolidation

a) Number of consolidated subsidiaries: 130

Names of principal companies:

Mizuho Bank, Limited
Mizuho Corporate Bank, Limited
Mizuho Trust & Banking Co., Ltd.
Mizuho Securities Co., Ltd.

During the fiscal year, Mizuho Private Wealth Management Co., Ltd. and other 20 companies were newly consolidated on their establishment and so on.
During the fiscal year, Mizuho Project, Ltd. and 8 other companies were excluded from the scope of consolidation as the result of merger and so on.

b) Non-consolidated subsidiaries

Name of principal company:
Mizuho Advisory, Inc.

Non-consolidated subsidiaries are excluded from the scope of consolidation because they do not have such a material effect as to hinder the rational assessment of the financial position and business performance of the corporate group in terms of Total Assets, Ordinary Income, Net Income (the amounts corresponding to MHFG's equity position), and Retained Earnings (the amounts corresponding to MHFG's equity position) when excluded from the scope of consolidation.

2. Application of the Equity Method

a) Number of affiliates under the equity method: 19

Names of principal companies:
The Chiba Kogyo Bank, Ltd.
Shinko Securities Co., Ltd.
Japan Mortgage Co., Ltd.

During the fiscal year, Japan Energy Investment, Inc. was newly included in the scope of the equity method on its establishment.
During the fiscal year, TVC Finance Company Limited and one other company were excluded from the scope of the equity method as a result of liquidation and so on.

b) Non-consolidated subsidiaries and affiliates not under the equity method:

Names of principal companies:

Mizuho Advisory, Inc.
Hanto Real Estate Management Co., Ltd.

The equity method was not applied to the above non-consolidated subsidiaries and affiliates because their Net Income (the amounts corresponding to MHFG's equity position), and Retained Earnings (the amounts corresponding to MHFG's equity position) do not have such a material effect on MHFG's consolidated financial statements when excluded from the scope of companies under the equity method.

3. Balance Sheet Dates of Consolidated Subsidiaries

a) Balance sheet dates of consolidated subsidiaries are as follows:

September 30	:	1 company
October 31	:	1 company
December 31	:	48 companies
March 31	:	61 companies
The day before the last business day of June	:	19 companies

b) Consolidated subsidiaries whose balance sheet date falls on September 30, October 31 and the day before the last business day of June were consolidated based on their assumed financial statements as of December 31. Other consolidated subsidiaries were consolidated based on their financial statements as of their respective balance sheet dates.
The necessary adjustments have been made to the financial statements for any significant transactions that took place between their respective balance sheet dates and the date of the consolidated financial statements.

4. Evaluation of Consolidated Subsidiaries' Assets and Liabilities

Assets and liabilities of consolidated subsidiaries are valued at fair value at the respective date of acquisition.

5. Amortization of Consolidation Differences

As a rule, consolidation differences are amortized over a period of 20 years under the straight-line method. If the amount has no material impact on MHFG's consolidated financial statements, the entire difference amount is amortized in the period of occurrence.

6. Consolidated Statement of Retained Earnings

The Consolidated Statement of Retained Earnings is prepared based on the appropriation of retained earnings confirmed during the fiscal year.

Consolidated Balance Sheet

As of March 31, 2006

Mizuho Financial Group, Inc.

		(Millions of yen)
Assets		
Cash and Due from Banks	¥	5,016,216
Call Loans and Bills Purchased		938,435
Receivables under Resale Agreements		5,976,043
Guarantee Deposits Paid under Securities Borrowing Transactions		8,643,570
Other Debt Purchased		2,476,132
Trading Assets		10,007,149
Money Held in Trust		49,898
Securities		37,702,957
Loans and Bills Discounted		65,408,672
Foreign Exchange Assets		809,205
Other Assets		6,463,242
Premises and Equipment		955,888
Deferred Debenture Charges		267
Deferred Tax Assets		423,572
Customers' Liabilities for Acceptances and Guarantees		5,556,929
Reserves for Possible Losses on Loans		(814,178)
Reserve for Possible Losses on Investments		(1,208)
Total Assets	¥	**149,612,794**
Liabilities		
Deposits		73,007,994
Negotiable Certificates of Deposit		9,359,131
Debentures		6,606,305
Call Money and Bills Sold		9,466,054
Payables under Repurchase Agreements		10,079,585
Guarantee Deposits Received under Securities Lending Transactions		7,301,540
Commercial Paper		50,000
Trading Liabilities		7,880,634
Borrowed Money		2,768,811
Foreign Exchange Liabilities		389,638
Short-term Bonds		1,385,100
Bonds and Notes		2,488,498
Due to Trust Accounts		1,354,889
Other Liabilities		5,382,931
Reserve for Bonus Payments		35,374
Reserve for Employee Retirement Benefits		38,616
Reserve for Contingencies		45,567
Reserves under Special Law		2,352
Deferred Tax Liabilities		127,847
Deferred Tax Liabilities for Revaluation Reserve for Land		120,873
Acceptances and Guarantees		5,556,929
Total Liabilities		**143,448,677**
Minority Interests		
Minority Interests		**1,359,122**
Shareholders' Equity		
Common Stock and Preferred Stock		1,540,965
Capital Surplus		411,160
Retained Earnings		1,498,143
Revaluation Reserve for Land, net of Taxes		170,384
Net Unrealized Gains on Other Securities, net of Taxes		1,279,216
Foreign Currency Translation Adjustments		(48,062)
Treasury Stock		(46,814)
Total Shareholders' Equity		**4,804,993**
Total Liabilities, Minority Interests and Total Shareholders' Equity	¥	**149,612,794**

NOTES TO CONSOLIDATED BALANCE SHEET

1. Amounts less than one million yen are rounded down.

2. Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the consolidated balance sheet.
Securities and other short-term credit instruments held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, forward contracts and option transactions, are stated at their fair values, assuming that such transactions were terminated and settled at the consolidated balance sheet date.

3. Bonds held to maturity are stated at amortized cost (straight-line method), determined by the moving average method. Investments in non-consolidated subsidiaries and affiliates, which are not under the equity method, are stated at acquisition cost, determined by the moving average method. Regarding Other Securities, Japanese stocks with a quoted market price are stated at fair value, determined based on the average quoted market price over the month preceding the consolidated balance sheet date, others which have readily determinable fair value are stated at fair value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method) and securities which do not have readily determinable fair value are stated at acquisition cost or amortized cost as determined by the moving average method. The net unrealized gains on Other Securities are included directly in Shareholders' Equity, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method and other.

4. Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in Note 3.

5. Derivative transactions (other than transactions for trading purposes) are valued at fair value.

6. Depreciation of buildings is computed mainly by the straight-line method, and that of equipment is computed mainly by the declining-balance method with the following range of useful lives.

Buildings	3 years to 50 years
Equipment	2 years to 20 years

7. Development costs for internally-used software are capitalized and amortized under the straight-line method over their estimated useful lives of mainly five years, as determined by MHFG and consolidated subsidiaries.

8. Bond issuance costs are expensed as incurred. Bond discounts are capitalized and amortized under the straight-line method over the term of the bond.

9. Deferred Debenture Charges are amortized as follows:
   (1) Debenture discounts are amortized over the term of the debenture.
   (2) Debenture issuance costs are amortized over the term of the debentures, up to the maximum period permitted under the Enforcement Regulations of the Commercial Code of Japan.

10. Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of domestic banking subsidiaries and domestic trust banking subsidiaries are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in non-consolidated subsidiaries and affiliates not under

the equity method, which are translated at historical exchange rates.
Assets and Liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the above transactions, are translated into Japanese yen primarily at the exchange rates in effect at each balance sheet date.

11. Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and provisions.
For credit extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Commercial Code or other similar laws ("Bankrupt Obligors"), and to obligors that are effectively in similar conditions ("Substantially Bankrupt Obligors"), reserves are maintained at the amounts of claims net of direct write-offs described in the below and expected amounts recoverable from the disposal of collateral and the amounts recoverable under guarantees. For credit extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt ("Intensive Control Obligor"), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposal of collateral and the amounts recoverable under guarantees.
For credit extended to Intensive Control Obligors and Obligors with Restructured Loans (defined in Note 28 below) and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which method the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.
For credit extended to other obligors, reserves are maintained at rates derived from historical credit loss experience, etc.
Reserves for Possible Losses on Loans to Restructuring Countries are maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.
All credit is assessed by each credit origination department, and the results of the assessments are verified and examined by the independent examination department. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.
In the case of loans to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective loan balances. The total directly written-off amounts were ¥805,616million.
Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience for general claims and the estimation for each individual loan for other claims.

12. Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other relevant factors concerning the investee company.

13. Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments.

14. Reserve for Employee Retirement Benefits, which is provided for future pension payments to employees, is recorded as the required amount based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Prior service cost and unrecognized actuarial gains (losses) are recognized mainly as follows:

Prior service cost (Gains on plan amendment): Recognized as income or expenses in the period of occurrence.
Unrecognized actuarial gains (losses): Recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the current employees.

On July 1, 2005, certain domestic consolidated subsidiary received approvals for an exemption from payments of benefits related to past employee services in respect of the substitutional portion of their pension funds from the Minister of Health, Labor and Welfare, based on the Law Concerning Defined Benefit Corporate Pension Plans. As a result, ¥1,216 million was included in Extraordinary Gains.

15. Reserve for Contingencies is maintained to provide against possible losses from contingencies, which are not covered by other specific reserves, in off-balance transactions and trust transactions and other. The balance is an estimate of possible future losses, on an individual basis, considered to require a reserve. This reserve is provided in accordance with Article 43 of the Enforcement Regulations of the Commercial Code of Japan.

16. Finance leases of MHFG and domestic consolidated subsidiaries that do not involve the transfer of ownership to the lessee are accounted for as operating leases.

17. Consolidated subsidiaries apply the deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps as hedge accounting methods.
The portfolio hedge for large-volume, small-value financial assets and liabilities of domestic consolidated banking subsidiaries and domestic trust banking subsidiaries is accounted for the method stipulated in "Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks" (the Japanese Institute of Certified Public Accountants ("JICPA") Industry Audit Committee Report No.24).
The effectiveness of hedging activities for the portfolio hedge for large-volume, small-value financial assets and liabilities is assessed by as follows:
(i) for hedging activities to offset the market fluctuation risks, bracketing both the hedging instruments, such as interest-rate swaps, and hedged instruments, such as deposits and loans, in the same maturity bucket, and assessing the effectiveness between hedging and hedged instruments.
(ii) for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.
The effectiveness of the individual hedge is assessed based on the correlation between the fluctuation in the market or cash flows of the hedging instruments and that of the hedged instruments.
Deferred hedge gains/losses recorded on the consolidated balance sheet resulted from the application of the macro-hedge method based on "Tentative Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks" (JICPA Industry Audit Committee Report No.15), under which the overall interest rate risks inherent in loans, deposits and other instruments are controlled on a macro-basis using derivatives transaction. These deferred hedge gains/losses are amortized as interest income or interest expenses over the average remaining maturity of the respective hedging instruments.
The unamortized amounts of Gross Deferred Hedge Losses and Gross Deferred Hedge Gains on the macro-hedges at the end of the fiscal year were ¥363,399 million and ¥357,446 million, respectively.

18. Domestic consolidated banking subsidiaries and certain domestic trust banking subsidiaries apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various foreign currency denominated monetary assets and liabilities as stipulated in "Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No.25). The effectiveness of the

hedge is assessed by confirming both the amount for the foreign currency position of the hedging instruments of currency-swap transactions, exchange swap transactions and similar transactions as the method of hedging the foreign exchange risks of monetary assets and liabilities denominated in foreign currencies and the amount for the foreign currency position of the hedged monetary assets and liabilities denominated in foreign currency are equivalent.
In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in overseas subsidiaries and affiliates, and foreign securities (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

19. Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the income statement or deferred under hedge accounting because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports Nos. 24 and 25.

20. With respect to MHFG and its domestic consolidated subsidiaries, consumption taxes and local consumption taxes are excluded from the transaction amounts.

21. Reserve for Contingent Liabilities from Futures Transactions: ¥83 million
This reserve is maintained pursuant to Article 81 of the Financial Futures Transaction Law.
Reserve for Contingent Liabilities from Securities Transactions: ¥2,268 million
This reserve is maintained pursuant to Article 51 of the Securities & Exchange Law.

22. Loans to Directors and Corporate Auditors of MHFG amounted to ¥79 million.

23. Accumulated depreciation of Premises and Equipment amounted to ¥729,088 million.

24. The book value of Premises and Equipment adjusted for gains on sales of replaced assets amounted to ¥44,647 million.

25. In addition to Premises and Equipment booked on the balance sheet, certain computers are used on the basis of lease contracts.

26. Loans and Bills Discounted include Loans to Bankrupt Obligors of ¥32,821 million and Non-Accrual Delinquent Loans of ¥454,712 million.
Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest ("Non-Accrual Loans"), as per Article 96 Paragraph 1 No. 3, subsections 1 to 5 or No. 4 of the Implementation Ordinances for the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).
Non-Accrual Delinquent Loans represent non-accrual loans other than (i) Loans to Bankrupt Obligors and (ii) loans for which interest payments have been deferred in order to assist or facilitate the restructuring of the borrowers.

27. Balance of Loans Past Due for 3 Months or More: ¥13,995million.
Loans Past Due for 3 Months or More are loans for which payments of principal and/or interest have not been received for a period of three months or more beginning with the next day following the last due date for such payments, and which are not included in Loans to

Bankrupt Borrowers, or Non-Accrual Delinquent Loans.

28. Balance of Restructured Loans: ¥553,373 million.
Restructured Loans represent loans on which contracts were amended in favor of borrowers (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates, renunciation of claims) in order to assist or facilitate the restructuring of the borrowers. Loans to Bankrupt Borrowers, Non-Accrual Delinquent Loans and Loans Past Due for 3 Months or More are not included.

29. Total balance of Loans to Bankrupt Obligors, Non-accrual Delinquent Loans, Loans Past Due for Three Months or More and Restructured Loans: ¥1,054,903 million.
The amounts given in Notes 26 through 29 are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

30. In accordance with JICPA Industry Audit Committee Report No. 24, bills discounted are accounted for as financial transactions, although the banking subsidiaries have rights to sell or pledge certain commercial bills and foreign exchange bills bought discounted. The principal amount of these bills amounted to ¥889,999 million.

31. Breakdown of assets pledged as collateral
The following assets were pledged as collateral:

Trading Assets:	¥4,241,579 million
Securities:	¥13,508,075 million
Loans and Bills Discounted:	¥5,524,711 million
Other Assets	¥329 million
Premises and Equipment	¥99 million

The following liabilities were collateralized by the above assets:

Deposits:	¥1,035,947 million
Call Money and Bills Sold:	¥4,837,900 million
Payables under Repurchase Agreements:	¥4,868,827 million
Guarantee Deposits Received under Securities Lending Transactions:	¥6,493,464million
Borrowed Money:	¥1,435,575million
Other Liabilities	¥90 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions etc. were collateralized and margins for futures transactions were substituted by Cash and Due from Banks of ¥7,726 million, Trading Assets of ¥535,821 million, Securities of ¥2,725,992 million, and Loans and Bills Discounted of ¥349,759 million.
None of the assets are pledged as collateral in connection with borrowings by non-consolidated subsidiaries and affiliates.
Premises and Equipment includes guarantee deposits of ¥139,029million, and Other Assets includes collateral pledged for derivatives transactions of ¥342,567 million, margins for futures transactions of ¥72,138 million, and other guarantee deposits of ¥3,261million.

32. The net realized and unrealized gains (losses) from hedging instruments are included in Other Assets as deferred hedge losses. The gross amounts of deferred hedge losses and gains before netting were as follows:

Total Deferred Hedge Losses:	¥933,378 million
Total Deferred Hedge Gains:	¥629,416 million

33. In accordance with Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The income tax on the entire excess of revaluation is included in Deferred Tax Liabilities for Revaluation Reserve for Land indicated under Liabilities, and the remainder, net of taxes, is

stated as Revaluation Reserve for Land indicated under Shareholder's Equity

Revaluation Date: March 31, 1998

Revaluation method as stated in Article 3-3 of the above law:

Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2-4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth, etc. and also on the basis of the appraisal valuation stipulated in Article 2-5.

The difference at the consolidated balance sheet date between the total fair value of land for business operation purposes , which has been revalued in accordance with Article 10 of the above-mentioned law, and the total book value of the land after such revaluation was ¥186,648 million.

34. Borrowed Money includes subordinated borrowed money of ¥792,011 million.

35. Bonds and Notes include subordinated bonds of ¥2,143,962 million.

36. The principal amounts indemnified for money trusts and loan trusts with contracts guaranteeing the principal, which were entrusted to domestic trust banking subsidiaries, were ¥1,008,955 million and ¥340,605 million, respectively.

37. Net asset per share of common stock : ¥274,906.95

38. Figures for fair value and unrealized gains (losses) on securities are as follows. In addition to "Securities" on the consolidated balance sheet, trading securities, negotiable certificates of deposit ("NCD") and commercial paper and other in "trading assets", NCD in "Cash and Due From Banks", and certain items in "Other Debt Purchased" are also included. The same applies up to and including Note 41.

Trading Securities

Balance of trading securities at the consolidated balance sheet date: ¥7,988,427 million

Unrealized losses recorded on the consolidated income statement: ¥(33,323) million

Bonds Held to Maturity which have fair value:

Millions of yen

	Amount on Consolidated BS	Fair Value	Unrealized Gains / Losses		
			Net	Gains	Losses
Japanese Government Bonds	¥1,168,205	¥1,163,791	¥(4,414)	¥96	¥4,510
Japanese Local Government Bonds	51,435	51,081	(354)	-	354
Other	316,508	305,605	(10,902)	-	10,902
Total	¥1,536,148	¥1,520,477	¥(15,671)	¥96	¥15,767

Other Securities which have fair value:

	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains / Losses		Millions of yen
			Net	Gains	Losses
Japanese Stocks	¥2,991,184	¥5,453,564	¥2,462,379	¥2,492,771	¥30,391
Japanese Bonds Total	20,369,983	20,109,359	(260,624)	1,166	261,790
Japanese Government Bonds	19,546,824	19,296,422	(250,402)	280	250,683
Japanese Local Government Bonds	120,980	118,965	(2,014)	479	2,494
Japanese Short-term Bonds	5,383	5,383	0	0	0
Japanese Corporate Bonds	696,795	688,588	(8,206)	406	8,613
Other	6,924,113	6,872,089	(52,023)	82,050	134,074
Total	¥30,285,281	¥32,435,013	¥2,149,732	¥2,575,989	¥426,256

Net Unrealized Losses include ¥51,680 million which was recognized in the income statement by applying the fair-value hedge method. As a result, the base amount to be recorded directly to Shareholders' Equity was ¥2,201,412 million and ¥1,278,781 million of the amount after the following adjustments was included in Net Unrealized Gains on Other Securities, net of Taxes:

Net Unrealized Gains:	¥2,201,412million
Deferred Tax Assets:	505 million
Less: Deferred Tax Liabilities:	(872,701) million
Less: Amount corresponding to Minority Interests:	(56,004) million
Amount corresponding to Net Unrealized Gains on Other Securities owned by affiliates, which corresponds to the holding shares of their investor companies:	5,570 million
Amount included in Net Unrealized Gains on Other Securities, net of Taxes:	¥1,278,781 million

Certain Other Securities which have fair value are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the consolidated fiscal year ("devaluation"). If the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost) the fair value is taken as the amount recorded unless it is deemed that there is a possibility of a recovery in the fair value. The amount of devaluation for the consolidated fiscal year was ¥3,259 million.
The criteria for determining whether a security's market price has "significantly deteriorated" are outlined as follows:
Securities whose market price is 50% or less of the acquisition cost
Securities whose market price exceeds 50% but is 70% or less of the acquisition cost and the quoted price maintains a certain level or lower.

39. Other Securities sold during the consolidated fiscal year are as follows:

Amount Sold	Gains on Sales	Losses on Sales
¥30,689,458 million	¥291,439 million	¥176,343 million

40. Major components of securities without a market price and their book value are as follows:

Details	*Millions of yen* Amount on Consolidated BS
Other Securities :	
Unlisted stock	¥807,804
Non-publicly offered bonds and other	¥2,018,703

41. The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

	Millions of yen			
	Within 1 year	1-5 years	5-10 years	Over 10 years
Japanese Bonds Total	¥10,842,092	¥7,796,580	¥3,182,434	¥1,526,595
Japanese Government Bonds	10,538,741	5,924,665	2,727,372	1,273,847
Japanese Local Government Bonds	3,575	95,301	68,364	8,781
Japanese Short-term Bonds	5,383	-	-	-
Japanese Corporate Bonds	294,391	1,776,613	386,697	243,966
Other	631,850	3,134,752	1,429,072	3,055,132
Total	¥11,473,942	¥10,931,332	¥4,611,507	¥4,581,728

42. Details of Money Held in Trust are as follows:
Money Held in Trust for Investment Purposes
Book value: ¥ 49,313 million
Net Unrealized gains (losses) recognized in the consolidated income statement: ¥310 million
Other Money Held in Trust

Acquisition Cost		¥584 million
Book value		¥584 million
Unrealized gains (losses) :	Net	¥ - million
	Gains	¥ - million
	Losses	¥ - million

43. Unsecured securities loaned that allow borrowers to sell the borrowed securities, amounted to ¥23,862 million, were included in stocks and other in Securities and trading securities in Trading Assets. Securities include lending securities by usage amounted to ¥570 million yen.
A portion of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral have the right to sell or repledge out of which securities repledged were ¥7,143,008 million, securities re-loaned were ¥255 million, and securities neither repledged nor re-loaned were ¥4,999,963 million, respectively.

44. Overdraft protection on current accounts and contracts for the commitment line for loans are contracts by which consolidated subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥49,246,307 million. Of this amount, ¥42,401,897 million relates to contracts of which the original contractual term is one year or less, or which are unconditionally cancelable at any time.
Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the consolidated subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim, or other similar reasons. The consolidated subsidiaries obtain, moreover, real estate or securities as collateral at the time the contract is entered into, if needed, and periodically monitor a customers' business condition, based on and in accordance with established internal procedures, and take measures to control credit risks such as amendments to contracts, if needed.

45. Until the fiscal year ended March 31, 2005, Fiduciary Income was primarily recognized at the end of each trust accounting period. However, effective the fiscal 2005, Fiduciary Income is accrued for the period elapsed with some exceptions, such as not calculated for trust accounting periods, in order to improve the accuracy of earnings reports and continuously provide appropriate information considering present broader disclosure requirements. As a result of this change, Fiduciary Income, Ordinary Profits and Income before Income Taxes and Minority Interests, each increased by ¥2,059 million compared with corresponding amounts under the previously applied method.

46. Projected pension benefit obligation etc. as of the consolidated balance sheet date are as follows:

	Millions of yen
Projected Benefit Obligations	¥ (1,129,260)
Plan Assets (fair value)	1,849,534
Unfunded Retirement Benefit Obligations	720,273
Unrecognized Actuarial Differences	(174,646)
Net Amounts on Consolidated Balance Sheet	¥545,627
Prepaid Pension Cost	584,244
Reserve for Employee Retirement Benefits	(38,616)

47. Effective this fiscal year, Acceptances and Guarantees and Customers' Liabilities for Acceptances and Guarantees include those of certain domestic banking subsidiaries against bonds held by these subsidiaries.

Consolidated Income Statement

From April 1, 2005 to March 31, 2006

Mizuho Financial Group, Inc.

(Millions of yen)

Ordinary Income		¥ 3,557,549
Interest Income	¥ 1,935,048	
Interest on Loans and Bills Discounted	1,071,892	
Interest and Dividends on Securities	456,749	
Interest on Call Loans and Bills purchased	9,981	
Interest on Receivables under Resale Agreements	260,132	
Interest on Securities Borrowing Transactions	3,819	
Interest on Due from Banks	50,844	
Other Interest Income	81,628	
Fiduciary Income	78,843	
Fee and Commission Income	650,549	
Trading Income	211,029	
Other Operating Income	354,481	
Other Income	327,595	
Ordinary Expenses		2,636,480
Interest Expenses	872,403	
Interest on Deposits	249,176	
Interest on Negotiable Certificates of Deposit	23,908	
Interest on Debentures	48,208	
Interest on Call Money and Bills Sold	6,402	
Interest on Payables under Repurchase Agreements	383,156	
Interest on Securities Lending Transactions	24,274	
Interest on Commercial Paper	292	
Interest on Borrowed Money	23,258	
Interest on Short-term Bonds	2,258	
Interest on Bonds and Notes	70,048	
Other Interest Expenses	41,418	
Fee and Commission Expenses	94,614	
Trading Expenses	6,088	
Other Operating Expenses	254,408	
General and Administrative Expenses	1,095,243	
Other Expenses	313,722	
Ordinary Profits		921,069
Extraordinary Gains		174,616
Gains on Disposal of Premises and Equipment	22,153	
Recovery of Written-off Claims	5,342	
Reversal of Reserve for Contingent Liabilities from Future Transctions	0	
Reversal of Reserves for Possible Losses on Loans	142,249	
Other Extraordinary Gains	4,871	
Extraordinary Losses		115,543
Losses on Disposal of Premises and Equipment	18,429	
Losses on Impairment of Fixed Assets	22,360	
Provision for Reserve for Contingent Liabilities from Securities Transactions	543	
Other Extraordinary Losses	74,209	
Income before Income Taxes and Minority Interests		980,142
Income Taxes:		
Current		64,038
Deferred		185,035
Minority Interests in Net Income		81,164
Net Income		¥ 649,903

NOTES TO CONSOLIDATED INCOME STATEMENT

1. Amounts less than one million yen are rounded down.

2. Net income per share of Common Stock: ¥55,157.14

3. Diluted net income per share of Common Stock: ¥46,234.51

4. Income or expenses on trading transactions are recognized on a trade date basis and recorded in Trading Income or Trading Expenses on the consolidated income statement. Trading Income and Trading Expenses include the interest received and the interest paid during the fiscal year, the gains or losses resulting from any change in the value of securities and monetary claims between the beginning and the end of the fiscal year, and the gains or losses resulting from any change in the value of financial derivative between the beginning and the end of the fiscal year, assuming that they were settled at the end of the fiscal year.

5. Other Income includes gains on sales of stocks of ¥230,470 million and gains on disposition of stock investment in subsidiary of ¥42,437 million.

6. Other Expenses include losses on sales of bonds of ¥85,305 million related to Japanese Government Bonds etc., resulting from revisions of the bond portfolio strategies, losses on write-offs of loans of ¥37,187 million, provision for Reserve for Contingencies of ¥35,459 million, and losses on devaluation of stocks of ¥29,936 million.

7. Other Extraordinary Losses include a loss of ¥40,739 million resulting from the placement of an erroneous order by a certain domestic securities subsidiary, a loss of ¥18,996 million on a decline in the value in use of software used at domestic trust banking subsidiaries as a result of revising system strategies, and an adjustment of ¥14,473 million resulting from a review of the method used to calculate Employee Retirement Benefits at the beginning of the fiscal year.
The losses of domestic trust banking subsidiaries were incurred from an appropriate reduction in the amount of software assets booked on reconsideration of possible significant declines in their value in use arising from a shorter-than-estimated useful life. The reduction was made for long-term use software relevant to the operating of the domestic trust banking subsidiaries, in the process of revision and reorganization of system development and operating systems among consolidated group companies aiming to ensure mobility in system strategies, reflecting a faster trend in the timing of abolition and replacement than originally planned at initial development because of noticeable changes in the operating environment, system technology and system usage environment in the current trust banking sector.

8. The differences between the recoverable amount and the book value of the following assets were recognized as Losses on Impairment of Fixed Assets during the current fiscal year:

Area	Principal purpose of use		Type	Impairment loss (¥ million)
Tokyo Metropolitan Area	Branch premises to be closed Idle assets Assets to be disposed of	12 branches 85 items	Land and premises, etc.	11,387
Other	Branch premises to be closed Idle assets Assets to be disposed of	9 branches 105 items	Land and premises, etc.	10,973

Domestic banking subsidiaries, a certain domestic trust banking subsidiary and certain domestic subsidiaries recognize Losses on Impairment of Fixed Assets for branch premises to be closed, idle assets and assets to be disposed of. For the purposes of identifying impaired assets in such a case, the individual asset is assessed as a unit. The recoverable amount is calculated based on net realizable value. Net realizable value is calculated based on the valuation by road rating with reasonable adjustments to compensate for sites with long depth, etc. and on the appraisal value, etc., less estimated cost of disposal.

Consolidated Statement of Capital Surplus and Retained Earnings

From April 1, 2005 to March 31, 2006

Mizuho Financial Group, Inc.

(Millions of yen)

Capital Surplus	
Balance at the beginning of the fiscal year	**1,022,571**
Increase	516,262
Gains on Disposition of Treasury Stock	441,972
Increase in Capital Surplus due to mergers of consolidated subsidiaries	74,290
Decrease	**1,127,672**
Cancellation of Treasury Stock	1,127,672
Balance at the end of the fiscal year	**411,160**
Retained Earnings	
Balance at the beginning of the fiscal year	**1,048,530**
Increase	675,762
Net Income	649,903
Transfer from Revaluation Reserve for Land, net of Taxes	25,858
Decrease	226,149
Dividends	75,883
Cancellation of Treasury Stock	75,976
Decrease in Retained Earnings due to mergers of consolidated subsidiaries	74,290
Balance at the end of the fiscal year	**1,498,143**

Note Amounts less than one million yen are rounded down.

Consolidated Statement of Cash Flows

From April 1, 2005 to March 31, 2006

Mizuho Financial Group, Inc.

(Millions of yen)

I. Cash Flow from Operating Activities	
Income before Income Taxes and Minority Interests	980,142
Depreciation	119,417
Losses on Impairment of Fixed Assets	22,360
Amortization of Consolidation Differences	68
Equity in Income from Investments in Affiliates	(9,161)
Increase (Decrease) in Reserves for Possible Losses on Loans	(333,202)
Increase (Decrease) in Reserve for Possible Losses on Investments	(5,042)
Increase (Decrease) in Reserve for Contingencies	35,459
Increase (Decrease) in Reserve for Bonus Payments	633
Increase (Decrease) in Reserve for Employee Retirement Benefits	1,330
Interest Income - accrual basis	(1,935,048)
Interest Expenses - accrual basis	872,403
Losses (Gains) on Securities	(39,952)
Losses (Gains) on Money Held in Trust	(437)
Foreign Exchange Losses (Gains) - net	(241,237)
Losses (Gains) on Disposal of Premises and Equipment	(3,723)
Decrease (Increase) in Trading Assets	1,122,067
Increase(Decrease) in Trading Liabilities	(124,224)
Decrease (Increase) in Loans and Bills Discounted	(2,266,529)
Increase(Decrease) in Deposits	3,464,844
Increase(Decrease) in Negotiable Certificates of Deposit	(1,509,370)
Increase(Decrease) in Debentures	(1,188,767)
Increase(Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	161,779
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(399,103)
Decrease (Increase) in Call Loans etc.	(2,722,165)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	36,770
Increase(Decrease) in Call Money etc.	2,552,697
Increase(Decrease) in Commercial Paper	(1,347,200)
Increase(Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(333,495)
Decrease (Increase) in Foreign Exchange Assets	(91,837)
Increase(Decrease) in Foreign Exchange Liabilities	96,563
Increase(Decrease) in Short-term Bonds (Liabilities)	1,124,800
Increase(Decrease) in Bonds and Notes	104,042
Increase(Decrease) in Due to Trust Accounts	(12,680)
Interest and Dividend Income - cash basis	1,940,172
Interest Expenses - cash basis	(879,807)
Other - net	(618,666)
Subtotal	(1,426,099)
Cash Paid in Income Taxes	(243,028)
Net Cash Used in Operating Activities	**(1,669,128)**
II. Cash Flow from Investing Activities	
Payments for Purchase of Securities	(66,512,317)
Proceeds from Sale of Securities	30,852,118
Proceeds from Redemption of Securities	35,572,415
Payments for Increase in Money Held in Trust	(50,347)
Proceeds from Decrease in Money Held in Trust	29,433
Payments for Purchase of Premises and Equipment	(58,263)
Proceeds from Sale of Premises and Equipment	67,722
Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	(25)
Net Cash Used in Investing Activities	**(99,262)**
III. Cash Flow from Financing Activities	
Proceeds from Issuance of Subordinated Borrowed Money	278,000
Repayments of Subordinated Borrowed Money	(307,054)
Proceeds from Issuance of Subordinated Bonds	367,177
Payments for Redemption of Subordinated Bonds	(386,515)
Proceeds from Investments in Minority Shareholders	141,857
Dividends Paid	(75,725)
Dividends Paid to Minority Shareholders	(50,478)
Payments for Repurchase of Treasury Stock	(944,321)
Proceeds from Sale of Treasury Stock	530,388
Net Cash Used in Financing Activities	**(446,671)**
IV. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	**928**
V. Net Decrease in Cash and Cash Equivalents	**(2,214,133)**
VI. Cash and Cash Equivalents at the beginning of the fiscal year	**5,602,062**
VII. Cash and Cash Equivalents at the end of the fiscal year	**3,387,929**

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS

1. Amounts less than one million yen are rounded down.

2. For the purpose of the Consolidated Statement of Cash Flows, Cash and Cash Equivalents consist of cash and deposits with the central banks included in "Cash and Due from Banks" on the Consolidated Balance Sheet.

3. Cash and Cash Equivalents at the balance sheet date were reconciled to Cash and Due from Banks on the Consolidated Balance Sheet as follows:

	Millions of yen
Cash and Due from Banks	5,016,216
Due from banks except for deposits with the central banks	(1,628,286)
Cash and Cash Equivalents	3,387,929

SEGMENT INFORMATION

1. Segment Information by Type of Business

Fiscal 2004 (for the year ended March 31, 2005) (Millions of yen)

	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
I Ordinary Income						
(1) Ordinary Income from outside customers	2,509,411	344,439	185,334	3,039,186	-	3,039,186
(2) Inter-segment Ordinary Income	13,452	27,139	106,538	147,129	(147,129)	-
Total	2,522,864	371,578	291,872	3,186,315	(147,129)	3,039,186
Ordinary Expenses	2,031,898	264,333	228,229	2,524,461	(142,734)	2,381,726
Ordinary Profit	490,965	107,245	63,643	661,854	(4,394)	657,459
II Asset, Depreciation Expense, and Capital Expenditure						
Asset	126,488,096	18,453,700	1,243,822	146,185,618	(3,109,382)	143,076,236
Depreciation Expense	111,499	8,775	9,291	129,567	-	129,567
Capital Expenditure	202,937	12,783	10,871	226,592	-	226,592

Notes: 1. Ordinary Income and Ordinary Profit/Loss are presented in lieu of Sales and Operating Profit/Loss as is the case for non -financial companies.

2. Major components of Type of Business are as follows:

(1) Banking Business: banking and trust banking bu siness

(2) Securities Business: securities business

(3) Other: credit card business, investment advisory business and other

Fiscal 2005 (for the year ended March 31, 2006) (Millions of yen)

	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
I Ordinary Income						
(1) Ordinary Income from outside customers	2,813,124	558,830	185,594	3,557,549	-	3,557,549
(2) Inter-segment Ordinary Income	24,379	48,741	115,480	188,600	(188,600)	-
Total	2,837,503	607,572	301,075	3,746,150	(188,600)	3,557,549
Ordinary Expenses	2,121,573	438,404	258,502	2,818,479	(181,999)	2,636,480
Ordinary Profit	715,930	169,167	42,572	927,670	(6,601)	921,069
II Asset, Depreciation Expense, and Capital Expenditure						
Asset	132,767,641	19,998,986	1,160,564	153,927,192	(4,314,398)	149,612,794
Depreciation Expense	99,927	9,134	10,355	119,417	-	119,417
Capital Expenditure	154,988	11,302	13,479	179,770	-	179,770

Notes: 1. Ordinary Income and Ordinary Profit/Loss are presented in lieu of Sales and Operating Profit/Loss as is the case for non -financial companies.

2. Major components of Type of Business are as follows:

(1) Banking Business: banking and trust banking business

(2) Securities Business: securities business

(3) Other: investment advisory business and other

2. Segment Information by Geographic Area

Fiscal 2004 (for the year ended March 31, 2005) (Millions of yen)

	Japan	Americas	Europe	Asia/Oceania, excluding Japan	Total	Elimination	Consolidated Results
I Ordinary Income							
(1) Ordinary Income from outside customers	2,591,325	197,894	177,012	72,952	3,039,186	-	3,039,186
(2) Inter-segment Ordinary Income	46,268	115,641	19,296	11,724	192,930	(192,930)	-
Total	2,637,593	313,536	196,308	84,677	3,232,116	(192,930)	3,039,186
Ordinary Expenses	2,048,630	246,115	181,478	64,577	2,540,802	(159,076)	2,381,726
Ordinary Profit	588,963	67,420	14,830	20,099	691,313	(33,853)	657,459
Asset	132,776,520	12,391,021	6,916,115	4,501,289	156,584,945	(13,508,709)	143,076,236

Notes: 1. Geographic analyses of the Mizuho Financial Group's operations are presented based on geographic contiguity, similarities in economic activities, and relation of business operations. Ordinary Income and Ordinary Profit/Loss are presented in lieu of Sales and Operating Profit/Loss as is the case for non-financial companies.

2. Americas includes the United States of America and Canada, etc., Europe includes the United Kingdom, etc. and Asia/Oceania includes Hong Kong and the Republic of Singapore, etc.

Fiscal 2005 (for the year ended March 31, 2006) (Millions of yen)

	Japan	Americas	Europe	Asia/Oceania, excluding Japan	Total	Elimination	Consolidated Results
I Ordinary Income							
(1) Ordinary Income from outside customers	2,724,307	413,195	314,021	106,025	3,557,549	-	3,557,549
(2) Inter-segment Ordinary Income	52,129	118,943	59,183	40,604	270,861	(270,861)	-
Total	2,776,437	532,139	373,205	146,629	3,828,411	(270,861)	3,557,549
Ordinary Expenses	2,014,512	451,753	293,742	113,076	2,873,084	(236,603)	2,636,480
Ordinary Profit	761,925	80,385	79,462	33,552	955,326	(34,257)	921,069
II Asset	134,979,559	13,610,516	10,587,137	5,790,487	164,967,701	(15,354,907)	149,612,794

Notes: 1. Geographic analyses of the Mizuho Financial Group's operations are presented based on geographic contiguity, similarities in economic activities, and relation of business operations. Ordinary Income and Ordinary Profit/Loss are presented in lieu of Sales and Operating Profit/Loss as is the case for non-financial companies.

2. Americas includes the United States of America and Canada, etc., Europe includes the United Kingdom, etc. and Asia/Oceania includes Hong Kong and the Republic of Singapore, etc.

3. Ordinary Income from Overseas Entities

Fiscal 2004 (for the year ended March 31, 2005) (Millions of yen)

I Ordinary Income from Overseas Entities	447,860
II Consolidated Ordinary Income	3,039,186
III Ordinary Income from Overseas Entities / Consolidated Ordinary Income (%)	14.7

Notes: 1. Ordinary Income from Overseas Entities is presented in lieu of Sales as is the case for non-financial companies.

2. Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

Fiscal 2005 (for the year ended March 31, 2006) (Millions of yen)

I Ordinary Income from Overseas Entities	833,242
II Consolidated Ordinary Income	3,557,549
III Ordinary Income from Overseas Entities / Consolidated Ordinary Income (%)	23.4

Notes: 1. Ordinary Income from Overseas Entities is presented in lieu of Sales as is the case for non-financial companies.

2. Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

MANUFACTURING, ORDER-BOOK AND RETAIL SITUATION

There is no information on "Manufacturing, order-book and retail situation."

MARKET VALUE INFORMATION ON DERIVATIVE TRANSACTIONS

Please refer to EDINET system.

RELATED PARTY TRANSACTIONS

Fiscal 2004 (for the year ended March 31, 2005)

There are no relevant transactions with related parties to report.

Fiscal 2005 (for the year ended March 31, 2006)

There are no relevant transactions with related parties to report.

Comparison of Consolidated Balance Sheets (Selected Items)

Mizuho Financial Group, Inc.

(Millions of yen)

Balance Sheets	March 31, 2006 (A)	March 31, 2005 (B)	Comparison (A - B)
ASSETS			
Cash and Due from Banks	5,016,216	6,808,965	(1,792,749)
Call Loans and Bills Purchased	938,435	397,507	540,928
Receivables under Resale Agreements	5,976,043	5,004,683	971,359
Guarantee Deposit Paid under Securities Borrowing Transactions	8,643,570	8,680,334	(36,764)
Other Debt Purchased	2,476,132	1,007,826	1,468,306
Trading Assets	10,007,149	11,047,601	(1,040,451)
Money Held in Trust	49,898	28,679	21,218
Securities	37,702,957	36,047,035	1,655,921
Loans and Bills Discounted	65,408,672	62,917,336	2,491,335
Foreign Exchanges Assets	809,205	716,907	92,297
Other Assets	6,463,242	5,577,985	885,257
Premises and Equipment	955,888	1,028,082	(72,193)
Deferred Debenture Charges	267	303	(35)
Deferred Tax Assets	423,572	1,036,907	(613,335)
Customers' Liabilities for Acceptances and Guarantees	5,556,929	3,928,176	1,628,753
Reserves for Possible Losses on Loans	(814,178)	(1,146,797)	332,618
Reserve for Possible Losses on Investments	(1,208)	(5,300)	4,091
Total Assets	149,612,794	143,076,236	6,536,557
LIABILITIES			
Deposits	73,007,994	69,499,567	3,508,427
Negotiable Certificates of Deposit	9,359,131	10,868,491	(1,509,360)
Debentures	6,606,305	7,795,073	(1,188,767)
Call Money and Bills Sold	9,466,054	8,359,912	1,106,141
Payables under Repurchase Agreements	10,079,585	8,357,544	1,722,041
Guarantee Deposit Received under Securities Lending Transactions	7,301,540	7,635,035	(333,495)
Commercial Paper	50,000	1,397,200	(1,347,200)
Trading Liabilities	7,880,634	7,942,784	(62,149)
Borrowed Money	2,768,811	2,634,433	134,377
Foreign Exchanges Liabilities	389,638	292,905	96,733
Short-term Bonds	1,385,100	260,300	1,124,800
Bonds and Notes	2,488,498	2,356,972	131,525
Due to Trust Account	1,354,889	1,367,569	(12,680)
Other Liabilities	5,382,931	5,092,621	290,310
Reserve for Bonus Payments	35,374	34,475	898
Reserve for Employee Retirement Benefits	38,616	37,137	1,479
Reserve for Contingencies	45,567	10,108	35,459
Reserves under Special Laws	2,352	1,834	518
Deferred Tax Liabilities	127,847	34,016	93,830
Deferred Tax Liabilities for Revaluation Reserve for Land	120,873	135,984	(15,111)
Acceptances and Guarantees	5,556,929	3,928,176	1,628,753
Total Liabilities	143,448,677	138,042,144	5,406,532
MINORITY INTERESTS			
Minority Interests	1,359,122	1,128,364	230,758
SHAREHOLDERS' EQUITY			
Total Shareholders' Equity	4,804,993	3,905,726	899,266
Total Liabilities, Minority Interests and Shareholders' Equity	149,612,794	143,076,236	6,536,557

Note : Amounts less than one million yen are rounded down.

Comparison of Consolidated Income Statements (Selected Items)

Mizuho Financial Group, Inc.
(Millions of yen)

Statements of Operations	Fiscal 2005 (A)	Fiscal 2004 (B)	Comparison (A-B)
Ordinary Income	3,557,549	3,039,186	518,363
Interest Income :	1,935,048	1,584,415	350,633
Interest on Loans and Bills Discounted	*1,071,892*	*1,065,198*	*6,693*
Interest and Dividends on Securities	*456,749*	*290,665*	*166,083*
Fiduciary Income	78,843	63,253	15,590
Fees and Commission Income	650,549	566,120	84,428
Trading Income	211,029	165,059	45,970
Other Operating Income	354,481	341,506	12,975
Other Income	327,595	318,830	8,765
Ordinary Expenses	2,636,480	2,381,726	254,754
Interest Expenses :	872,403	477,983	394,420
Interest on Deposits	*249,176*	*119,202*	*129,974*
Interest on Debentures	*48,208*	*68,669*	*(20,460)*
Fees and Commissions Expenses	94,614	93,492	1,121
Trading Expenses	6,088	—	6,088
Other Operating Expenses	254,408	155,781	98,627
General and Administrative Expenses	1,095,243	1,091,348	3,895
Other Expenses	313,722	563,121	(249,398)
Ordinary Profits	921,069	657,459	263,609
Extraordinary Gains	174,616	416,467	(241,851)
Extraordinary Losses	115,543	130,868	(15,324)
Income before Income Taxes and Minority Interests	980,142	943,059	37,083
Income Tax Expenses :			
Current	64,038	41,045	22,992
Refund	—	21,228	(21,228)
Deferred	185,035	235,227	(50,192)
Minority Interests in Net Income	81,164	60,630	20,533
Net Income	649,903	627,383	22,520

Note : Amounts less than one million yen are rounded down.

Comparison of Consolidated Statements of Capital Surplus and Retained Earnings (Selected Items)

Mizuho Financial Group, Inc.
(Millions of yen)

Statements of Capital Surplus and Retained Earnings	Fiscal 2005 (A)	Fiscal 2004 (B)	Comparison (A-B)
CAPITAL SURPLUS			
Balance at the beginning of the fiscal year	1,022,571	1,262,526	(239,954)
Increase	516,262	28	516,234
Decrease	1,127,672	239,982	887,690
Balance at the end of the fiscal year	411,160	1,022,571	(611,410)
RETAINED EARNINGS			
Balance at the beginning of the fiscal year	1,048,530	462,594	585,936
Increase	675,762	660,216	15,545
Decrease	226,149	74,280	151,868
Balance at the end of the fiscal year	1,498,143	1,048,530	449,612

Note : Amounts less than one million yen are rounded down.

Comparison of Consolidated Statements of Cash Flows (Selected Items)

Mizuho Financial Group, Inc.
(Millions of yen)

Statements of Cash Flows	Fiscal 2005 (A)	Fiscal 2004 (B)	Comparison (A-B)
I. Cash Flow from Operating Activities			
Income before Income Taxes and Minority Interests	980,142	943,059	37,083
Depreciation	119,417	129,567	(10,149)
Losses on Impairment of Fixed Assets	22,360	67,143	(44,782)
Amortization of Consolidation Differences	68	426	(357)
Equity in Income from Investments in Affiliates	(9,161)	(1,429)	(7,731)
Increase (Decrease) in Reserves for Possible Losses on Loans	(333,202)	(703,361)	370,159
Increase (Decrease) in Reserve for Possible Losses on Investments	(5,042)	4,324	(9,367)
Increase (Decrease) in Reserve for Contingencies	35,459	(122,631)	158,090
Increase (Decrease) in Reserve for Bonus Payments	633	(4,157)	4,790
Increase (Decrease) in Reserve for Employee Retirement Benefits	1,330	5,143	(3,812)
Interest Income - accrual basis	(1,935,048)	(1,584,415)	(350,633)
Interest Expenses - accrual basis	872,403	477,983	394,420
Losses (Gains) on Securities	(39,952)	(243,429)	203,477
Losses (Gains) on Money Held in Trust	(437)	(306)	(131)
Foreign Exchange Losses (Gains) - net	(241,237)	6,646	(247,884)
Losses (Gains) on Disposal of Premises and Equipment	(3,723)	(5,334)	1,610
Decrease (Increase) in Trading Assets	1,122,067	(2,982,338)	4,104,406
Increase(Decrease) in Trading Liabilities	(124,224)	1,848,161	(1,972,385)
Decrease (Increase) in Loans and Bills Discounted	(2,266,529)	3,334,370	(5,600,900)
Increase(Decrease) in Deposits	3,464,844	1,964,015	1,500,829
Increase(Decrease) in Negotiable Certificates of Deposit	(1,509,370)	909,848	(2,419,218)
Increase(Decrease) in Debentures	(1,188,767)	(1,664,440)	475,673
Increase(Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	161,779	877,030	(715,250)
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(399,103)	81,198	(480,301)
Decrease (Increase) in Call Loans etc.	(2,722,165)	(16,245)	(2,705,920)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	36,770	(709,725)	746,496
Increase(Decrease) in Call Money etc.	2,552,697	(164,974)	2,717,672
Increase(Decrease) in Commercial Paper	(1,347,200)	559,400	(1,906,600)
Increase(Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(333,495)	(526,766)	193,271
Decrease (Increase) in Foreign Exchange Assets	(91,837)	(107,737)	15,900
Increase(Decrease) in Foreign Exchange Liabilities	96,563	(59,235)	155,798
Increase(Decrease) in Short-term Bonds (Liabilities)	1,124,800	80,300	1,044,500
Increase(Decrease) in Bonds and Notes	104,042	86,320	17,722
Increase(Decrease) in Due to Trust Accounts	(12,680)	7,037	(19,717)
Interest and Dividend Income - cash basis	1,940,172	1,622,787	317,384
Interest Expenses - cash basis	(879,807)	(458,667)	(421,140)
Other-net	(618,666)	905,750	(1,524,416)
Subtotal	(1,426,099)	4,555,314	(5,981,414)
Cash Paid in Income Taxes	(243,028)	(137,303)	(105,725)
Net Cash Provided by (Used in) Operating Activities	(1,669,128)	4,418,011	(6,087,139)
II. Cash Flow from Investing Activities			
Payments for Purchase of Securities	(66,512,317)	(69,640,865)	3,128,548
Proceeds from Sale of Securities	30,852,118	34,321,694	(3,469,575)
Proceeds from Redemption of Securities	35,572,415	31,505,073	4,067,342
Payments for Increase in Money Held in Trust	(50,347)	(19,605)	(30,742)
Proceeds from Decrease in Money Held in Trust	29,433	19,104	10,329
Payments for Purchase of Premises and Equipment	(58,263)	(71,486)	13,222
Proceeds from Sale of Premises and Equipment	67,722	98,715	(30,992)
Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	(25)	(734)	709
Net Cash Used in Investing Activities	(99,262)	(3,788,105)	3,688,842
III. Cash Flow from Financing Activities			
Proceeds from Issuance of Subordinated Borrowed Money	278,000	140,000	138,000
Repayments of Subordinated Borrowed Money	(307,054)	(41,914)	(265,140)
Proceeds from Issuance of Subordinated Bonds	367,177	462,674	(95,496)
Payments for Redemption of Subordinated Bonds	(386,515)	(570,886)	184,370
Proceeds from Investments in Minority Shareholders	141,857	75,010	66,847
Dividends Paid	(75,725)	(74,280)	(1,444)
Dividends Paid to Minority Shareholders	(50,478)	(47,915)	(2,562)
Payments for Repurchase of Treasury Stock	(944,321)	(500,476)	(443,844)
Proceeds from Sale of Treasury Stock	530,388	60	530,328
Net Cash Used in Financing Activities	(446,671)	(557,729)	111,057
IV. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	928	220	708
V. Net Increase (Decrease) in Cash and Cash Equivalents	(2,214,133)	72,397	(2,286,531)
VI. Cash and Cash Equivalents at the beginning of the fiscal year	5,602,062	5,529,664	72,397
VII. Cash and Cash Equivalents at the end of the fiscal year	3,387,929	5,602,062	(2,214,133)

Note : Amounts less than one million yen are rounded down.

(Reference)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

From April 1, 2005 to March 31, 2006

Mizuho Financial Group, Inc.

(Millions of yen)

	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Revaluation Reserve for Land, net of Taxes	Net Unrealized Gains on Other Securities, net of Taxes	Foreign Currency Translation Adjustments	Treasury Stock	Total Shareholders' Equity
Balance at March 31, 2005	**¥ 1,540,965**	**¥ 1,022,571**	**¥ 1,048,530**	**¥ 198,945**	**¥ 538,027**	**¥ (48,757)**	**¥ (394,555)**	**¥ 3,905,726**
Change during the period								
Repurchase of Treasury Stock	-	-	-	-	-	-	(944,321)	(944,321)
Disposition of Treasury Stock	-	441,972	-	-	-	-	88,416	530,388
Cancellation of Treasury Stock	-	(1,127,672)	(75,976)	-	-	-	1,203,648	-
Merger	-	74,290	(74,290)	-	-	-	-	-
Transfer from Revaluation Reserve for Land, net of Taxes	-	-	25,858	-	-	-	-	25,858
Cash Dividends	-	-	(75,883)	-	-	-	-	(75,883)
Net Income	-	-	649,903	-	-	-	-	649,903
Other	-	-	-	-	-	-	(2)	(2)
Change during the period (net)	-	-	-	(28,560)	741,189	695	-	713,323
Total Change during the period	**-**	**(611,410)**	**449,612**	**(28,560)**	**741,189**	**695**	**347,740**	**899,266**
Balance at March 31, 2006	**¥ 1,540,965**	**¥ 411,160**	**¥ 1,498,143**	**¥ 170,384**	**¥ 1,279,216**	**¥ (48,062)**	**¥ (46,814)**	**¥ 4,804,993**

3-(2)

SELECTED FINANCIAL INFORMATION

For Fiscal 2005

MIZUHO

Mizuho Financial Group, Inc.

CONTENTS

Notes:
"CON": Consolidated figures of Mizuho Financial Group, Inc.
"NON(B)": Non-consolidated figures of Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking.
"NON(B&R)": Aggregated figures of the relevant bank and its financial subsidiaries for corporate revitalization.
*MHBK, MHCB and MHTB merged with their own financial subsidiaries for corporate revitalization respectively, as of October 1, 2005.
"HC": Non-consolidated figures of Mizuho Financial Group, Inc.

I. Financial Data For Fiscal 2005

1. Income Analysis

CONSOLIDATED

(Millions of yen)

		Fiscal 2005	Change	Fiscal 2004
Consolidated Gross Profits	1	2,002,439	9,340	1,993,098
Net Interest Income	2	1,062,645	(43,786)	1,106,432
Fiduciary Income	3	78,843	15,590	63,253
Credit Costs for Trust Accounts	4	*(1,401)*	*1,338*	*(2,739)*
Net Fee and Commission Income	5	555,935	83,306	472,628
Net Trading Income	6	204,941	39,881	165,059
Net Other Operating Income	7	100,073	(85,651)	185,724
General and Administrative Expenses	8	(1,095,243)	(3,895)	(1,091,348)
Personnel Expenses	9	(484,078)	(1,816)	(482,261)
Non-Personnel Expenses	10	(556,365)	(6,731)	(549,633)
Miscellaneous Taxes	11	(54,799)	4,652	(59,452)
Expenses related to Portfolio Problems (including Provision for General Reserve for Possible Losses on Loans)	12	(84,709)	147,240	(231,950)
Losses on Write-offs of Loans	13	*(37,187)*	*124,273*	*(161,461)*
* Net Gains related to Stocks	14	231,532	21,136	210,395
Equity in Income from Investment in Affiliates	15	9,161	7,731	1,429
Other	16	(142,110)	82,055	(224,166)
Ordinary Profits	17	921,069	263,609	657,459
Net Extraordinary Gains	18	59,073	(226,526)	285,599
Reversal of Reserves for Possible Losses on Loans, etc.	19	*139,392*	*(1,396)*	*140,788*
Reversal of Reserve for Possible Losses on Investments	20	*3,204*	*3,204*	-
Income before Income Taxes and Minority Interests	21	980,142	37,083	943,059
Income Taxes - Current	22	(64,038)	(44,221)	(19,817)
- Deferred	23	(185,035)	50,192	(235,227)
Minority Interests in Net Income	24	(81,164)	(20,533)	(60,630)
Net Income	25	649,903	22,520	627,383

* Net Gains related to Stocks include Gains on Disposition of Investment in Subsidiary of ¥42,437 million.

Credit-related Costs (including Credit Costs for Trust Accounts)	26	53,281	147,182	(93,901)

* Credit-related Costs [26]= Expenses related to Portfolio Problems (including Provision for General Reserve for Possible Losses on Loans)[12]
+ Reversal of Reserves for Possible Losses on Loans,etc.[19]+Credit Costs for Trust Accounts[4]

(Reference)

Consolidated Net Business Profits	27	922,534	9,984	912,549

* Consolidated Net Business Profits[27] = Consolidated Gross Profits[1]- General and Administrative Expenses (excluding Non-recurring Losses)
+ Equity in Income from Investments in Affiliates and other Consolidation adjustments

Number of consolidated subsidiaries	28	130	12	118
Number of affiliates under the equity method	29	19	(1)	20

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

NON-CONSOLIDATED

(Millions of yen)

		Fiscal 2005					Fiscal 2004
		MHBK + Revitalization subsidiary	MHCB + Revitalization subsidiaries	MHTB + Revitalization subsidiary	Aggregated Figures	Change	
Gross Profits	1	882,957	650,974	164,934	1,698,866	72,427	1,626,439
Domestic Gross Profits	2	711,630	478,298	168,143	1,358,072	143,331	1,214,740
*1 Net Interest Income	3	572,543	337,414	47,225	957,183	90,929	866,253
Fiduciary Income	4			77,948	77,948	15,141	62,807
Credit Costs for Trust Accounts	5			*(1,401)*	*(1,401)*	*1,338*	*(2,739)*
Net Fee and Commission Income	6	202,815	63,398	42,623	308,837	51,798	257,038
Net Trading Income	7	5,441	66,442	(1,037)	70,846	54,139	16,706
Net Other Operating Income	8	(69,169)	11,042	1,383	(56,742)	(68,677)	11,934
International Gross Profits	9	171,327	172,676	(3,208)	340,794	(70,903)	411,698
Net Interest Income	10	(2,812)	159,175	(1,498)	154,864	(6,994)	161,858
Net Fee and Commission Income	11	13,276	56,416	(100)	69,593	11,529	58,064
Net Trading Income	12	(6,669)	(32,764)	2,039	(37,394)	(64,576)	27,182
Net Other Operating Income	13	167,532	(10,151)	(3,649)	153,731	(10,861)	164,593
General and Administrative Expenses (excluding Non-recurring Losses)	14	(517,241)	(215,784)	(77,960)	(810,987)	18,183	(829,170)
Expense Ratio	15	*58.58%*	*33.14%*	*46.86%*	*47.69%*	*(3.19%)*	*50.89%*
Personnel Expenses	16	(139,731)	(75,328)	(28,727)	(243,787)	1,949	(245,736)
Non-Personnel Expenses	17	(344,801)	(128,218)	(45,918)	(518,938)	12,367	(531,305)
Premium for Deposit Insurance	18	*(42,877)*	*(7,548)*	*(3,049)*	*(53,475)*	*(1,766)*	*(51,708)*
Miscellaneous Taxes	19	(32,709)	(12,237)	(3,314)	(48,261)	3,866	(52,127)
*2 Net Business Profits (before Reversal of General Reserve for Possible Losses on Loans)	20	365,715	435,190	88,374	889,280	89,272	800,008
Excluding Net Gains (Losses) related to Bonds	21	*453,872*	*448,610*	*90,953*	*993,436*	*203,123*	*790,313*
Reversal of General Reserve for Possible Losses on Loans	22	283	-	-	283	(154,923)	155,207
Net Business Profits	23	365,999	435,190	86,973	888,163	(64,312)	952,476
Net Gains (Losses) related to Bonds	24	*(88,156)*	*(13,420)*	*(2,578)*	*(104,156)*	*(113,851)*	*9,694*
Net Non-recurring Gains (Losses)	25	(159,362)	77,948	(17,297)	(98,711)	435,707	(534,419)
Net Gains related to Stocks	26	16,093	175,650	7,972	199,717	5,865	193,851
Expenses related to Portfolio Problems	27	(64,525)	(35,390)	(15,518)	(115,434)	341,239	(456,673)
Other	28	(110,931)	(62,312)	(9,752)	(182,995)	88,602	(271,598)
Ordinary Profits	29	206,636	513,138	69,676	789,451	371,394	418,056
Net Extraordinary Gains (Losses)	30	4,040	149,279	(7,148)	146,170	(234,054)	380,225
Net Gains (Losses) on Disposal of Premises and Equipment	31	*3,038*	*387*	*443*	*3,869*	*8,530*	*(4,660)*
Losses on Impairment of Fixed Assets	32	*(14,462)*	*(5,133)*	*(2,129)*	*(21,725)*	*43,170*	*(64,895)*
Gains (Losses) related to Retirement Benefits	33	*(22,417)*	*8,599*	*(686)*	*(14,504)*	*4,508*	*(19,012)*
Reversal of Reserves for Possible Losses on Loans, etc.	34	*32,407*	*139,043*	*9,093*	*180,545*	*(62,402)*	*242,947*
Reversal of Reserve for Possible Losses on Investments	35	*5,178*	*3,528*	*-*	*8,706*	*8,015*	*691*
Income before Income Taxes	36	210,677	662,417	62,527	935,622	137,339	798,282
Income Taxes - Current	37	(521)	(46)	(40)	(609)	(21,202)	20,592
- Deferred	38	(77,614)	(103,205)	(21,222)	(202,042)	34,239	(236,281)
Net Income	39	132,541	559,165	41,263	732,970	150,376	582,593

*1. Dividends from the revitalization subsidiaries of ¥120.0 billion for the Fiscal 2005 are included due to the simple aggregation of 3 banks (non-consolidated) and their revitalization subsidiaries.

*2. Net Business Profits (before Provison for General Reserve for Possible Losses on Loans) of MizuhoTrust & Banking exclude the amounts of Credit Costs for Trust Accounts[5].

Credit-related Costs	40	(31,833)	103,653	(7,826)	63,993	125,252	(61,258)

* Credit-related Costs [40] = Expenses Related to Portfolio Problems [27] + Reversal of General Reserve for Possible Losses on Loans [22]

+ Reversal of Reserves for Possible Losses on Loans, etc. [34] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs

Credit Costs for Trust Accounts	41			(1,401)	(1,401)	1,338	(2,739)
Reversal of (Provision for) General Reserve for Possible Losses on Loans	42	1,235	12,650	(3,126)	10,759	(321,882)	332,642
Losses on Write-offs of Loans	43	(53,125)	17,557	(1,423)	(36,991)	126,610	(163,601)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	44	27,238	96,117	12,040	135,396	295,791	(160,395)
Reversal of Reserve for Possible Losses on Loans to Restructuring Countries	45	1	2,236	179	2,417	(649)	3,066
Provision for Reserve for Contingencies	46	-	(23,449)	(12,010)	(35,459)	(26,930)	(8,528)
Other Losses on Sales of Loans	47	(7,183)	(1,459)	(2,084)	(10,727)	50,974	(61,702)
Total	48	(31,833)	103,653	(7,826)	63,993	125,252	(61,258)

Mizuho Bank and Revitalization Subsidiary (Mizuho Project)
NON-CONSOLIDATED

(Millions of yen)

		Fiscal 2005	Change	Fiscal 2004
Gross Profits	1	882,957	(17,152)	900,109
Domestic Gross Profits	2	711,630	(43,145)	754,776
Net Interest Income	3	572,543	(27,762)	600,305
Net Fee and Commission Income	4	202,815	38,786	164,029
Net Trading Income	5	5,441	2,575	2,866
Net Other Operating Income	6	(69,169)	(56,744)	(12,424)
International Gross Profits	7	171,327	25,993	145,333
Net Interest Income	8	(2,812)	(1,830)	(982)
Net Fee and Commission Income	9	13,276	(3,805)	17,081
Net Trading Income	10	(6,669)	(31,501)	24,832
Net Other Operating Income	11	167,532	63,130	104,401
General and Administrative Expenses (excluding Non-recurring Losses)	12	(517,241)	31,959	(549,201)
Expense Ratio	13	*58.58%*	*(2.43%)*	*61.01%*
Personnel Expenses	14	(139,731)	8,781	(148,512)
Non-Personnel Expenses	15	(344,801)	20,833	(365,635)
Premium for Deposit Insurance	16	*(42,877)*	*(957)*	*(41,920)*
Miscellaneous Taxes	17	(32,709)	2,344	(35,053)
Net Business Profits (before Reversal of General Reserve for Possible Losses on Loans)	18	365,715	14,806	350,908
Excluding Net Losses related to Bonds	19	*453,872*	*73,861*	*380,010*
Reversal of General Reserve for Possible Losses on Loans	20	283	(88,383)	88,667
Net Business Profits	21	365,999	(73,576)	439,576
Net Losses related to Bonds	22	*(88,156)*	*(59,054)*	*(29,102)*
Net Non-recurring Losses	23	(159,362)	127,996	(287,359)
Net Gains related to Stocks	24	16,093	(21,098)	37,191
Expenses related to Portfolio Problems	25	(64,525)	144,403	(208,929)
Other	26	(110,931)	4,690	(115,622)
Ordinary Profits	27	206,636	54,420	152,216
Net Extraordinary Gains (Losses)	28	4,040	56,432	(52,392)
Net Gains (Losses) on Disposal of Premises and Equipment	29	*3,038*	*5,845*	*(2,806)*
Losses on Impairment of Fixed Assets	30	*(14,462)*	*40,204*	*(54,666)*
Losses related to Retirement Benefits	31	*(22,417)*	*(9,907)*	*(12,510)*
Reversal of Reserves for Possible Losses on Loans, etc.	32	*32,407*	*3,163*	*29,244*
Reversal of Reserve for Possible Losses on Investments	33	*5,178*	*5,178*	-
Income before Income Taxes	34	210,677	110,852	99,824
Income Taxes - Current	35	(521)	2	(524)
- Deferred	36	(77,614)	9,505	(87,119)
Net Income	37	132,541	120,360	12,180

Credit-related Costs	38	(31,833)	59,184	(91,017)

* Credit-related Costs [38] = Expenses related to Portfolio Problems [25] + Reversal of General Reserve for Possible Losses on Loans [20]
+ Reversal of Reserves for Possible Losses on Loans, etc. [32]

(Reference) Breakdown of Credit-related Costs

Reversal of General Reserve for Possible Losses on Loans	39	1,235	(140,039)	141,275
Losses on Write-offs of Loans	40	(53,125)	10,344	(63,470)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	41	27,238	146,380	(119,142)
Reversal of Reserve for Possible Losses on Loans to Restructuring Countries	42	1	(43)	44
Provision for Reserve for Contingencies	43	-	-	-
Other Losses on Sales of Loans	44	(7,183)	42,541	(49,724)
Total	45	(31,833)	59,184	(91,017)

Mizuho Corporate Bank and Revitalization Subsidiaries (Mizuho Corporate and Mizuho Global)

NON-CONSOLIDATED

(Millions of yen)

		Fiscal 2005	Change	Fiscal 2004
Gross Profits	1	650,974	70,159	580,814
Domestic Gross Profits	2	478,298	165,173	313,124
* Net Interest Income	3	337,414	111,958	225,456
Net Fee and Commission Income	4	63,398	4,124	59,273
Net Trading Income	5	66,442	55,998	10,443
Net Other Operating Income	6	11,042	(6,908)	17,951
International Gross Profits	7	172,676	(95,013)	267,689
Net Interest Income	8	159,175	(2,549)	161,725
Net Fee and Commission Income	9	56,416	15,503	40,913
Net Trading Income	10	(32,764)	(38,087)	5,322
Net Other Operating Income	11	(10,151)	(69,880)	59,729
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(215,784)	(7,204)	(208,579)
Expense Ratio	13	*33.14%*	*(2.76%)*	*35.91%*
Personnel Expenses	14	(75,328)	(5,523)	(69,804)
Non-Personnel Expenses	15	(128,218)	(3,509)	(124,709)
Premium for Deposit Insurance	16	*(7,548)*	*(1,008)*	*(6,539)*
Miscellaneous Taxes	17	(12,237)	1,827	(14,065)
Net Business Profits (before Reversal of General Reserve for Possible Losses on Loans)	18	435,190	62,955	372,234
Excluding Net Gains related to Bonds	19	*448,610*	*108,458*	*340,152*
Reversal of General Reserve for Possible Losses on Loans	20	-	(67,800)	67,800
Net Business Profits	21	435,190	(4,845)	440,035
Net Gains (Losses) related to Bonds	22	*(13,420)*	*(45,503)*	*32,082*
Net Non-recurring Gains (Losses)	23	77,948	289,347	(211,399)
Net Gains related to Stocks	24	175,650	27,783	147,866
Expenses related to Portfolio Problems	25	(35,390)	179,186	(214,576)
Other	26	(62,312)	82,377	(144,690)
Ordinary Profits	27	513,138	284,502	228,636
Net Extraordinary Gains	28	149,279	(275,092)	424,371
Net Gains (Losses) on Disposal of Premises and Equipment	29	*387*	*2,912*	*(2,524)*
Losses on Impairment of Fixed Assets	30	*(5,133)*	*4,746*	*(9,880)*
Gains (Losses) related to Retirement Benefits	31	*8,599*	*14,412*	*(5,812)*
** Reversal of Reserves for Possible Losses on Loans, etc.*	32	*139,043*	*(69,092)*	*208,136*
** Reversal of Reserve for Possible Losses on Investments*	33	*3,528*	*3,481*	*47*
Income before Income Taxes	34	662,417	9,410	653,007
Income Taxes - Current	35	(46)	(21,222)	21,175
- Deferred	36	(103,205)	24,805	(128,011)
Net Income	37	559,165	12,994	546,171

* Dividends from the revitalization subsidiaries of ¥120.0 billion for the Fiscal 2005 are included due to the simple aggregation of MHCB (non-consolidated) and its revitalization subsidiaries.

Credit-related Costs	38	103,653	42,292	61,361

* Credit-related Costs [38] = Expenses related to Portfolio Problems [25] + Reversal of General Reserve for Possible Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [32]

(Reference) Breakdown of Credit-related Costs

Reversal of General Reserve for Possible Losses on Loans	39	12,650	(170,167)	182,818
Losses on Write-offs of Loans	40	17,557	101,545	(83,987)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	41	96,117	117,869	(21,752)
Reversal of Reserve for Possible Losses on Loans to Restructuring Countries	42	2,236	(570)	2,806
Provision for Reserve for Contingencies	43	(23,449)	(14,920)	(8,528)
Other Losses on Sales of Loans	44	(1,459)	8,535	(9,994)
Total	45	103,653	42,292	61,361

Mizuho Trust & Banking and Revitalization Subsidiary (Mizuho Asset)
NON-CONSOLIDATED

(Millions of yen)

		Fiscal 2005	Change	Fiscal 2004
Gross Profits	1	164,934	19,419	145,514
Domestic Gross Profits	2	168,143	21,303	146,839
Net Interest Income	3	47,225	6,734	40,490
Fiduciary Income	4	77,948	15,141	62,807
Credit Costs for Trust Accounts	5	*(1,401)*	*1,338*	*(2,739)*
Net Fee and Commission Income	6	42,623	8,887	33,735
Net Trading Income	7	(1,037)	(4,434)	3,397
Net Other Operating Income	8	1,383	(5,024)	6,408
International Gross Profits	9	(3,208)	(1,883)	(1,324)
Net Interest Income	10	(1,498)	(2,614)	1,115
Net Fee and Commission Income	11	(100)	(169)	69
Net Trading Income	12	2,039	5,012	(2,972)
Net Other Operating Income	13	(3,649)	(4,112)	462
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(77,960)	(6,571)	(71,389)
Expense Ratio	15	*46.86%*	*(1.28%)*	*48.15%*
Personnel Expenses	16	(28,727)	(1,308)	(27,419)
Non-Personnel Expenses	17	(45,918)	(4,956)	(40,961)
Premium for Deposit Insurance	18	*(3,049)*	*198*	*(3,248)*
Miscellaneous Taxes	19	(3,314)	(305)	(3,009)
* Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	20	88,374	11,510	76,864
Excluding Net Gains (Losses) related to Bonds	21	*90,953*	*20,803*	*70,150*
Provision for General Reserve for Possible Losses on Loans	22	-	1,260	(1,260)
Net Business Profits	23	86,973	14,109	72,864
Net Gains (Losses) related to Bonds	24	*(2,578)*	*(9,293)*	*6,714*
Net Non-recurring Gains (Losses)	25	(17,297)	18,362	(35,660)
Net Gains related to Stocks	26	7,972	(820)	8,793
Expenses related to Portfolio Problems	27	(15,518)	17,649	(33,167)
Other	28	(9,752)	1,533	(11,285)
Ordinary Profits	29	69,676	32,472	37,204
Net Extraordinary Gains (Losses)	30	(7,148)	(15,395)	8,246
Net Gains on Disposal of Premises and Equipment	31	*443*	*(226)*	*670*
Losses on Impairment of Fixed Assets	32	*(2,129)*	*(1,780)*	*(348)*
Losses related to Retirement Benefits	33	*(686)*	*4*	*(690)*
Reversal of Reserves for Possible Losses on Loans, etc.	34	*9,093*	*3,527*	*5,566*
Reversal of Reserve for Possible Losses on Investments	35	*-*	*(644)*	*644*
Income before Income Taxes	36	62,527	17,076	45,450
Income Taxes - Current	37	(40)	17	(58)
- Deferred	38	(21,222)	(71)	(21,151)
Net Income	39	41,263	17,022	24,241

* Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)[20] = [1] + [14] - [5]

Credit-related Costs	40	(7,826)	23,775	(31,601)

* Credit-related Costs [40] = Expenses related to Portfolio Problems [27] + Provision for General Reserve for Possible Losses on Loans [22]
+ Reversal of Reserves for Possible Losses on Loans, etc. [34] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs

Credit Costs for Trust Accounts	41	(1,401)	1,338	(2,739)
Reversal of (Provision for) General Reserve for Possible Losses on Loans	42	(3,126)	(11,675)	8,548
Losses on Write-offs of Loans	43	(1,423)	14,720	(16,143)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	44	12,040	31,540	(19,500)
Reversal of Reserve for Possible Losses on Loans to Restructuring Countries	45	179	(36)	216
Provision for Reserve for Contingencies	46	(12,010)	(12,010)	-
Other Losses on Sales of Loans	47	(2,084)	(102)	(1,982)
Total	48	(7,826)	23,775	(31,601)

2. Interest Margin (Domestic Operations)

Non-Consolidated

(%)

Aggregated Figures of MHBK and MHCB

			Fiscal 2005	Change	Fiscal 2004
Return on Interest-Earning Assets		1	1.12	0.11	1.01
Return on Loans and Bills Discounted		2	1.29	(0.14)	1.44
Return on Securities		3	0.94	0.49	0.45
Cost of Funding (including Expenses)		4	0.77	(0.03)	0.81
Cost of Deposits and Debentures (including Expenses)		5	0.90	(0.06)	0.96
Cost of Deposits and Debentures		*6*	*0.08*	*(0.02)*	*0.10*
Cost of Other External Liabilities		7	0.15	(0.04)	0.19
Net Interest Margin	(1)-(4)	8	0.35	0.15	0.20
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.39	(0.08)	0.48
Loan and Deposit Rate Margin	(2)-(6)	10	1.21	(0.12)	1.33

*Deposits and Debentures include NCDs.

(Reference) After excluding Loans to Deposit Insurance Corporation of Japan, government, and other

			Fiscal 2005	Change	Fiscal 2004
Return on Loans and Bills Discounted		11	1.41	(0.15)	1.57
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.51	(0.09)	0.61
Loan and Deposit Rate Margin	(11)-(6)	13	1.32	(0.13)	1.46

Mizuho Bank

			Fiscal 2005	Change	Fiscal 2004
Return on Interest-Earning Assets		14	1.05	(0.04)	1.09
Return on Loans and Bills Discounted		15	1.54	(0.09)	1.64
Return on Securities		16	0.35	0.07	0.28
Cost of Funding (including Expenses)		17	0.87	(0.04)	0.92
Cost of Deposits and Debentures (including Expenses)		18	0.93	(0.05)	0.98
Cost of Deposits and Debentures		19	*0.02*	*(0.00)*	*0.03*
Cost of Other External Liabilities		20	0.24	(0.08)	0.33
Net Interest Margin	(14)-(17)	21	0.18	0.00	0.17
Loan and Deposit Rate Margin (including Expenses)	(15)-(18)	22	0.61	(0.04)	0.65
Loan and Deposit Rate Margin	(15)-(19)	23	1.51	(0.09)	1.61

*Deposits and Debentures include NCDs.

(Reference) After excluding Loans to Deposit Insurance Corporation of Japan, government, and other

			Fiscal 2005	Change	Fiscal 2004
Return on Loans and Bills Discounted		24	1.70	(0.13)	1.83
Loan and Deposit Rate Margin (including Expenses)	(24)-(18)	25	0.76	(0.07)	0.84
Loan and Deposit Rate Margin	(24)-(19)	26	1.67	(0.13)	1.80

Mizuho Corporate Bank

			Fiscal 2005	Change	Fiscal 2004
Return on Interest-Earning Assets		27	1.26	0.38	0.87
Return on Loans and Bills Discounted		28	0.88	(0.19)	1.07
Return on Securities		29	2.14	1.44	0.70
Cost of Funding (including Expenses)		30	0.58	(0.02)	0.61
Cost of Deposits and Debentures (including Expenses)		31	0.81	(0.07)	0.88
Cost of Deposits and Debentures		*32*	*0.23*	*(0.07)*	*0.31*
Cost of Other External Liabilities		33	0.12	(0.02)	0.15
Net Interest Margin	(27)-(30)	34	0.67	0.41	0.26
Loan and Deposit Rate Margin (including Expenses)	(28)-(31)	35	0.06	(0.12)	0.19
Loan and Deposit Rate Margin	(28)-(32)	36	0.64	(0.11)	0.76

*Deposits and Debentures include NCDs.

(Reference) After excluding Loans to Deposit Insurance Corporation of Japan, government, and other

			Fiscal 2005	Change	Fiscal 2004
Return on Loans and Bills Discounted		37	0.94	(0.18)	1.12
Loan and Deposit Rate Margin (including Expenses)	(37)-(31)	38	0.12	(0.11)	0.23
Loan and Deposit Rate Margin	(37)-(32)	39	0.71	(0.10)	0.81

Mizuho Trust & Banking (3 domestic accounts)

			Fiscal 2005	Change	Fiscal 2004
Return on Interest-Earning Assets		40	1.26	(0.08)	1.35
Return on Loans and Bills Discounted		41	1.57	(0.08)	1.65
Return on Securities		42	0.80	0.05	0.75
Cost of Funding		43	0.25	(0.09)	0.34
Cost of Deposits		44	0.16	(0.04)	0.20
Net Interest Margin	(40)-(43)	45	1.01	0.00	1.00
Loan and Deposit Rate Margin	(41)-(43)	46	1.41	(0.04)	1.45

* 3 domestic accounts = banking accounts (domestic operations) + trust accounts with contracts indemnifying the principal amounts (loan trusts + jointly-managed money trusts).

* Deposits include NCDs.

3. Use and Source of Funds

Non-Consolidated

Aggregated Figures of MHBK and MHCB

(Millions of yen, %)

(Total)	Fiscal 2005		Change		Fiscal 2004	
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	107,830,747	1.60	2,239,185	0.30	105,591,562	1.30
Loans	*58,420,982*	*1.61*	*752,299*	*0.03*	*57,668,683*	*1.58*
Securities	*38,039,329*	*1.54*	*4,003,029*	*0.63*	*34,036,299*	*0.90*
Source of Funds	110,678,494	0.61	1,462,060	0.22	109,216,433	0.38
Deposits	*68,474,838*	*0.37*	*3,264,842*	*0.18*	*65,209,995*	*0.18*
NCDs	*9,776,707*	*0.24*	*(485,385)*	*0.17*	*10,262,093*	*0.06*
Debentures	*7,345,260*	*0.66*	*(1,341,119)*	*(0.12)*	*8,686,379*	*0.79*
Call Money	*6,935,437*	*0.10*	*(1,450,934)*	*0.03*	*8,386,371*	*0.06*
Payables under Repurchase Agreements	*6,308,967*	*2.59*	*1,671,225*	*1.25*	*4,637,742*	*1.34*
Bills Sold	*3,077,571*	*0.00*	*745,809*	*(0.00)*	*2,331,762*	*0.00*
Commercial Paper	*15,246*	*0.02*	*(104,950)*	*(0.00)*	*120,197*	*0.03*
Borrowed Money	*3,602,980*	*3.54*	*(204,189)*	*0.04*	*3,807,169*	*3.49*

(Domestic Operations)

Use of Funds	88,004,379	1.12	(1,706,174)	0.11	89,710,553	1.01
Loans	*51,663,597*	*1.29*	*(715,482)*	*(0.13)*	*52,379,079*	*1.43*
Securities	*30,109,895*	*0.94*	*1,192,257*	*0.49*	*28,917,637*	*0.45*
Source of Funds	91,611,285	0.10	(1,874,190)	(0.02)	93,485,475	0.12
Deposits	*58,132,792*	*0.02*	*1,765,117*	*0.00*	*56,367,674*	*0.02*
NCDs	*9,229,581*	*0.02*	*(848,832)*	*0.00*	*10,078,414*	*0.02*
Debentures	*7,332,026*	*0.65*	*(1,339,803)*	*(0.12)*	*8,671,830*	*0.78*
Call Money	*6,816,416*	*0.02*	*(1,492,871)*	*(0.00)*	*8,309,288*	*0.03*
Payables under Repurchase Agreements	*1,159,334*	*0.00*	*243,615*	*0.00*	*915,718*	*0.00*
Bills Sold	*3,077,571*	*0.00*	*745,809*	*(0.00)*	*2,331,762*	*0.00*
Commercial Paper	*15,246*	*0.02*	*(104,950)*	*(0.00)*	*120,197*	*0.03*
Borrowed Money	*903,934*	*1.81*	*(30,790)*	*(0.45)*	*934,724*	*2.26*

(International Operations)

Use of Funds	20,771,188	3.57	3,866,876	0.82	16,904,312	2.74
Loans	*6,757,385*	*4.09*	*1,467,781*	*1.05*	*5,289,603*	*3.04*
Securities	*7,929,434*	*3.79*	*2,810,772*	*0.32*	*5,118,661*	*3.47*
Source of Funds	20,012,028	2.93	3,257,767	1.09	16,754,261	1.83
Deposits	*10,342,046*	*2.34*	*1,499,724*	*1.09*	*8,842,321*	*1.25*
NCDs	*547,126*	*3.94*	*363,446*	*1.56*	*183,679*	*2.37*
Debentures	*13,233*	*3.73*	*(1,315)*	*(1.11)*	*14,549*	*4.84*
Call Money	*119,020*	*4.33*	*41,937*	*1.22*	*77,083*	*3.11*
Payables under Repurchase Agreements	*5,149,632*	*3.18*	*1,427,609*	*1.50*	*3,722,023*	*1.67*
Bills Sold	-	-	-	-	-	-
Commercial Paper	-	-	-	-	-	-
Borrowed Money	*2,699,045*	*4.11*	*(173,399)*	*0.22*	*2,872,444*	*3.89*

Mizuho Bank

(Millions of yen, %)

(Total)	Fiscal 2005 Average Balance	Fiscal 2005 Rate	Change Average Balance	Change Rate	Fiscal 2004 Average Balance	Fiscal 2004 Rate
Use of Funds	58,573,549	1.11	(344,313)	(0.02)	58,917,862	1.13
Loans	*32,475,847*	*1.53*	*(1,456,296)*	*(0.09)*	*33,932,143*	*1.62*
Securities	*21,050,255*	*0.45*	*3,180,658*	*0.08*	*17,869,596*	*0.36*
Source of Funds	61,530,629	0.13	(465,621)	0.01	61,996,250	0.12
Deposits	*49,933,728*	*0.05*	*1,057,758*	*0.01*	*48,875,970*	*0.04*
NCDs	*3,400,330*	*0.03*	*(966,084)*	*0.01*	*4,366,415*	*0.02*
Debentures	*2,210,270*	*0.15*	*(335,378)*	*(0.09)*	*2,545,648*	*0.24*
Call Money	*1,563,286*	*0.00*	*(129,479)*	*(0.00)*	*1,692,766*	*0.00*
Payables under Repurchase Agreements	*364,313*	*0.00*	*193,004*	*0.00*	*171,309*	*0.00*
Bills Sold	*652,251*	*0.00*	*135,084*	*(0.00)*	*517,166*	*0.00*
Commercial Paper	-	-	-	-	-	-
Borrowed Money	*1,263,193*	*2.71*	*(249,752)*	*0.14*	*1,512,945*	*2.57*

(Domestic Operations)

(Domestic Operations)	Fiscal 2005 Average Balance	Fiscal 2005 Rate	Change Average Balance	Change Rate	Fiscal 2004 Average Balance	Fiscal 2004 Rate
Use of Funds	56,442,819	1.05	(340,560)	(0.04)	56,783,380	1.09
Loans	*32,218,275*	*1.53*	*(1,507,363)*	*(0.09)*	*33,725,638*	*1.62*
Securities	*20,158,108*	*0.35*	*2,857,548*	*0.07*	*17,300,560*	*0.28*
Source of Funds	59,464,390	0.04	(413,624)	(0.00)	59,878,015	0.04
Deposits	*48,972,672*	*0.02*	*1,203,799*	*0.00*	*47,768,873*	*0.02*
NCDs	*3,398,642*	*0.03*	*(967,773)*	*0.01*	*4,366,415*	*0.02*
Debentures	*2,210,270*	*0.15*	*(335,378)*	*(0.09)*	*2,545,648*	*0.24*
Call Money	*1,563,286*	*0.00*	*(129,479)*	*(0.00)*	*1,692,766*	*0.00*
Payables under Repurchase Agreements	*364,313*	*0.00*	*193,004*	*0.00*	*171,309*	*0.00*
Bills Sold	*652,251*	*0.00*	*135,084*	*(0.00)*	*517,166*	*0.00*
Commercial Paper	-	-	-	-	-	-
Borrowed Money	*384,461*	*1.89*	*(127,722)*	*0.02*	*512,183*	*1.86*

(International Operations)

(International Operations)	Fiscal 2005 Average Balance	Fiscal 2005 Rate	Change Average Balance	Change Rate	Fiscal 2004 Average Balance	Fiscal 2004 Rate
Use of Funds	2,390,253	2.33	(137,423)	0.53	2,527,676	1.79
Loans	*257,572*	*2.12*	*51,066*	*0.37*	*206,505*	*1.75*
Securities	*892,146*	*2.66*	*323,110*	*(0.27)*	*569,035*	*2.93*
Source of Funds	2,325,762	2.52	(185,668)	0.67	2,511,430	1.84
Deposits	*961,055*	*1.90*	*(146,041)*	*0.88*	*1,107,097*	*1.01*
NCDs	*1,688*	*0.07*	*1,688*	*0.07*	-	-
Debentures	-	-	-	-	-	-
Call Money	-	-	-	-	-	-
Payables under Repurchase Agreements	-	-	-	-	-	-
Bills Sold	-	-	-	-	-	-
Commercial Paper	-	-	-	-	-	-
Borrowed Money	*878,732*	*3.07*	*(122,030)*	*0.14*	*1,000,762*	*2.93*

Mizuho Corporate Bank

(Millions of yen, %)

(Total)	Fiscal 2005		Change		Fiscal 2004	
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	49,257,198	2.19	2,583,498	0.67	46,673,699	1.51
Loans	*25,945,135*	*1.71*	*2,208,596*	*0.20*	*23,736,539*	*1.51*
Securities	*16,989,074*	*2.89*	*822,371*	*1.38*	*16,166,703*	*1.50*
Source of Funds	49,147,865	1.21	1,927,681	0.47	47,220,183	0.73
Deposits	*18,541,109*	*1.21*	*2,207,084*	*0.59*	*16,334,025*	*0.61*
NCDs	*6,376,376*	*0.35*	*480,698*	*0.25*	*5,895,677*	*0.09*
Debentures	*5,134,989*	*0.88*	*(1,005,740)*	*(0.13)*	*6,140,730*	*1.01*
Call Money	*5,372,150*	*0.12*	*(1,321,455)*	*0.04*	*6,693,605*	*0.07*
Payables under Repurchase Agreements	*5,944,653*	*2.75*	*1,478,220*	*1.36*	*4,466,433*	*1.39*
Bills Sold	*2,425,320*	*0.00*	*610,724*	*(0.00)*	*1,814,596*	*0.00*
Commercial Paper	*15,246*	*0.02*	*(104,950)*	*(0.00)*	*120,197*	*0.03*
Borrowed Money	*2,339,787*	*3.98*	*45,563*	*(0.12)*	*2,294,223*	*4.10*

(Domestic Operations)

Use of Funds	31,561,559	1.26	(1,365,613)	0.38	32,927,173	0.87
Loans	*19,445,322*	*0.89*	*791,880*	*(0.18)*	*18,653,441*	*1.08*
Securities	*9,951,786*	*2.14*	*(1,665,290)*	*1.44*	*11,617,077*	*0.70*
Source of Funds	32,146,894	0.22	(1,460,566)	(0.04)	33,607,460	0.26
Deposits	*9,160,119*	*0.01*	*561,317*	*(0.00)*	*8,598,801*	*0.01*
NCDs	*5,830,938*	*0.01*	*118,940*	*(0.00)*	*5,711,998*	*0.02*
Debentures	*5,121,756*	*0.87*	*(1,004,424)*	*(0.13)*	*6,126,181*	*1.00*
Call Money	*5,253,130*	*0.03*	*(1,363,392)*	*(0.01)*	*6,616,522*	*0.04*
Payables under Repurchase Agreements	*795,021*	*0.00*	*50,611*	*0.00*	*744,409*	*0.00*
Bills Sold	*2,425,320*	*0.00*	*610,724*	*(0.00)*	*1,814,596*	*0.00*
Commercial Paper	*15,246*	*0.02*	*(104,950)*	*(0.00)*	*120,197*	*0.03*
Borrowed Money	*519,473*	*1.75*	*96,931*	*(1.00)*	*422,541*	*2.75*

(International Operations)

Use of Funds	18,380,935	3.73	4,004,300	0.82	14,376,635	2.91
Loans	*6,499,813*	*4.17*	*1,416,715*	*1.07*	*5,083,097*	*3.09*
Securities	*7,037,287*	*3.94*	*2,487,661*	*0.39*	*4,549,625*	*3.54*
Source of Funds	17,686,266	2.98	3,443,435	1.14	14,242,830	1.83
Deposits	*9,380,990*	*2.39*	*1,645,766*	*1.10*	*7,735,224*	*1.29*
NCDs	*545,437*	*3.95*	*361,758*	*1.58*	*183,679*	*2.37*
Debentures	*13,233*	*3.73*	*(1,315)*	*(1.11)*	*14,549*	*4.84*
Call Money	*119,020*	*4.33*	*41,937*	*1.22*	*77,083*	*3.11*
Payables under Repurchase Agreements	*5,149,632*	*3.18*	*1,427,609*	*1.50*	*3,722,023*	*1.67*
Bills Sold	-	-	-	-	-	-
Commercial Paper	-	-	-	-	-	-
Borrowed Money	*1,820,313*	*4.62*	*(51,368)*	*0.21*	*1,871,682*	*4.41*

Mizuho Trust & Banking (Banking Account)

(Millions of yen, %)

(Total)

	Fiscal 2005		Change		Fiscal 2004	
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	5,434,371	1.33	485,374	(0.01)	4,948,996	1.34
Loans	*3,349,096*	*1.55*	*195,901*	*(0.06)*	*3,153,194*	*1.62*
Securities	*1,729,771*	*1.08*	*250,672*	*0.10*	*1,479,098*	*0.98*
Source of Funds	5,420,559	0.51	378,201	(0.04)	5,042,357	0.55
Deposits	*2,365,605*	*0.24*	*(144,908)*	*(0.07)*	*2,510,513*	*0.31*
NCDs	*569,669*	*0.05*	*43,733*	*0.00*	*525,935*	*0.04*
Debentures	-	-	-	-	-	-
Call Money	*655,736*	*0.13*	*316,611*	*0.11*	*339,124*	*0.02*
Payables under Repurchase Agreements	-	-	-	-	-	-
Bills Sold	*208,872*	*0.00*	*85,523*	*0.00*	*123,348*	*0.00*
Commercial Paper	-	-	-	-	-	-
Borrowed Money	*69,216*	*1.40*	*(21,617)*	*(0.14)*	*90,833*	*1.55*

(Domestic Operations)

	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	5,095,772	1.24	465,781	(0.02)	4,629,991	1.27
Loans	*3,314,832*	*1.55*	*210,381*	*(0.06)*	*3,104,450*	*1.61*
Securities	*1,369,320*	*0.75*	*156,655*	*0.12*	*1,212,665*	*0.63*
Source of Funds	5,077,888	0.33	357,949	(0.11)	4,719,939	0.45
Deposits	*2,351,546*	*0.23*	*(141,062)*	*(0.07)*	*2,492,608*	*0.31*
NCDs	*569,669*	*0.05*	*43,733*	*0.00*	*525,935*	*0.04*
Debentures	-	-	-	-	-	-
Call Money	*635,978*	*0.01*	*298,344*	*0.00*	*337,633*	*0.00*
Payables under Repurchase Agreements	-	-	-	-	-	-
Bills Sold	*208,872*	*0.00*	*85,523*	*0.00*	*123,348*	*0.00*
Commercial Paper	-	-	-	-	-	-
Borrowed Money	*2,993*	*1.84*	*(4,137)*	*(1.72)*	*7,130*	*3.57*

(International Operations)

	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	482,695	1.95	77,044	(0.00)	405,651	1.95
Loans	*34,263*	*2.16*	*(14,479)*	*0.18*	*48,743*	*1.98*
Securities	*360,450*	*2.33*	*94,017*	*(0.22)*	*266,433*	*2.56*
Source of Funds	486,767	2.24	77,702	0.57	409,064	1.66
Deposits	*14,058*	*2.03*	*(3,846)*	*0.99*	*17,905*	*1.04*
NCDs	-	-	-	-	-	-
Debentures	-	-	-	-	-	-
Call Money	*19,757*	*3.96*	*18,266*	*1.54*	*1,491*	*2.42*
Payables under Repurchase Agreements	-	-	-	-	-	-
Bills Sold	-	-	-	-	-	-
Commercial Paper	-	-	-	-	-	-
Borrowed Money	*66,222*	*1.38*	*(17,480)*	*0.00*	*83,702*	*1.38*

4. Net Gains (Losses) on Securities

Non-Consolidated

(Millions of yen)

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

	Fiscal 2005	Change	Fiscal 2004
Net Gains (Losses) related to Bonds	(100,939)	(110,634)	9,694
Gains on Sales and Others *	69,779	(28,818)	98,597
Losses on Sales and Others *	(104,836)	(38,439)	(66,397)
Devaluation	(75,715)	(74,492)	(1,222)
Reversal of (Provision for) Reserve for Possible Losses on Investments	3,216	6,652	(3,436)
Gains (Losses) on Derivatives other than for Trading	6,615	24,463	(17,847)

* Above figures don't include losses of¥85,305 million related to Japanese Bonds etc., resulting from a review of the bond portfolio (included in Non-recurring Losses).
* Above figures include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

	Fiscal 2005	Change	Fiscal 2004
Net Gains related to Stocks	205,207	10,664	194,543
Gains on Sales	238,272	(18,981)	257,253
Losses on Sales	(6,332)	6,810	(13,143)
Devaluation	(28,523)	19,120	(47,644)
Reversal of (Provision for) Reserve for Possible Losses on Investments	5,490	7,770	(2,279)
Gains (Losses) on Derivatives other than for Trading	(3,699)	(4,056)	357

* Above figures include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains)

Mizuho Bank + Revitalization Subsidiary

	Fiscal 2005	Change	Fiscal 2004
Net Gains (Losses) related to Bonds	(88,022)	(58,920)	(29,102)
Gains on Sales and Others *	9,998	(3,350)	13,349
Losses on Sales and Others *	(22,693)	7,295	(29,988)
Devaluation	(75,408)	(74,204)	(1,203)
Reversal of (Provision for) Reserve for Possible Losses on Investments	133	287	(153)
Gains (Losses) on Derivatives other than for Trading	(53)	11,051	(11,105)

* Above figures don't include losses of¥52,804 million related to Japanese Bonds etc., resulting from a review of the bond portfolio (included in Non-recurring Losses).
* Above figures include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

	Fiscal 2005	Change	Fiscal 2004
Net Gains related to Stocks	21,138	(16,053)	37,191
Gains on Sales	23,704	(18,900)	42,604
Losses on Sales	(606)	1,320	(1,927)
Devaluation	(7,004)	(3,514)	(3,489)
Reversal of (Provision for) Reserve for Possible Losses on Investments	5,044	5,040	4
Gains (Losses) on Derivatives other than for Trading	-	-	-

* Above figures include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains)

(Millions of yen)

Mizuho Corporate Bank + Revitalization Subsidiaries

	Fiscal 2005	Change	Fiscal 2004
Net Gains (Losses) related to Bonds	(10,338)	(42,420)	32,082
Gains on Sales and Others *	57,489	(20,000)	77,489
Losses on Sales and Others *	(76,728)	(40,908)	(35,819)
Devaluation	(297)	(284)	(12)
Reversal of (Provision for) Reserve for Possible Losses on Investments	3,082	6,364	(3,282)
Gains (Losses) on Derivatives other than for Trading	6,115	12,407	(6,292)

* Above figures don't include losses of¥32,500 million related to Japanese Bonds etc., resulting from a review of the bond portfolio (included in Non-recurring Losses).
* Above figures include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

	Fiscal 2005	Change	Fiscal 2004
Net Gains related to Stocks	176,096	28,182	147,913
Gains on Sales	205,957	1,876	204,081
Losses on Sales	(5,634)	5,491	(11,126)
Devaluation	(20,973)	21,497	(42,470)
Reversal of (Provision for) Reserve for Possible Losses on Investments	445	3,373	(2,927)
Gains (Losses) on Derivatives other than for Trading	(3,699)	(4,056)	357

* Above figures include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains)

Mizuho Trust & Banking + Revitalization Subsidiary

	Fiscal 2005	Change	Fiscal 2004
Net Gains (Losses) related to Bonds	(2,578)	(9,293)	6,714
Gains on Sales and Others *	2,291	(5,467)	7,758
Losses on Sales and Others *	(5,415)	(4,825)	(589)
Devaluation	(9)	(3)	(6)
Reversal of (Provision for) Reserve for Possible Losses on Investments	-	-	-
Gains (Losses) on Derivatives other than for Trading	554	1,003	(449)

	Fiscal 2005	Change	Fiscal 2004
Net Gains related to Stocks	7,972	(1,464)	9,437
Gains on Sales	8,610	(1,956)	10,567
Losses on Sales	(91)	(1)	(90)
Devaluation	(545)	1,138	(1,683)
Reversal of (Provision for) Reserve for Possible Losses on Investments	-	(644)	644
Gains (Losses) on Derivatives other than for Trading	-	-	-

5. Unrealized Gains (Losses) on Securities

Consolidated

(1) Other Securities (which have fair value)

(Millions of yen)

	As of March 31, 2006				As of September 30, 2005			As of March 31, 2005		
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses		
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	32,435,013	2,149,732	2,575,989	426,256	1,322,382	1,605,403	283,021	996,700	1,232,628	235,927
Stocks	5,453,564	2,462,379	2,492,771	30,391	1,475,884	1,537,477	61,592	1,109,605	1,174,385	64,780
Bonds	20,109,359	(260,624)	1,166	261,790	(119,542)	4,420	123,962	(76,218)	15,873	92,092
Japanese Government Bonds	*19,296,422*	*(250,402)*	*280*	*250,683*	*(119,188)*	*1,275*	*120,463*	*(81,239)*	*9,891*	*91,131*
Other	6,872,089	(52,023)	82,050	134,074	(33,959)	63,506	97,466	(36,685)	42,369	79,054

- In addition to "Securities" indicated on the (interim) consolidated balance sheets, NCDs in "Cash and Due from Banks" and certain items in "Other Debt Purchased" are also included.
- Fair value of Stocks is determined based on the average market prices during one-month periods before the balance sheet dates, and fair value of securities other than Stocks is determined based on the quoted market price at the balance sheet dates.
- The book values of Other Securities which have readily determinable fair value are stated at fair value, so the Unrealized Gains (Losses) indicate the difference between book values on the (interim) consolidated balance sheet and the acquisition cost.
- Net Unrealized Gains (Losses) include ¥(51,680) million, ¥18,914 million and ¥54,074 million which were recognized in the Income Statement of March 31, 2006, September 30, 2005, and March 31, 2005, respectively, by applying the fair-value hedge method and other.
  As a result, the base amount to be recorded directly to the Shareholders' Equity after tax and consolidation adjustments as of March 31, 2006, September 30, 2005, and March 31, 2005 are ¥2,201,412 million, ¥1,303,468 million and ¥942,625 million, respectively.
- Unrealized Gains (Losses) on Other Securities (recorded directly to Shareholders' Equity after tax and consolidation adjustments, excluding the amount recognized in the Income Statement by applying the fair-value hedge method and other, including translation differences regarding securities that do not have fair value) as of March 31, 2006, September 30, 2005, and March 31, 2005 are ¥1,279,216 million, ¥748,121 million and ¥538,027 million, respectively.

(2) Bonds Held to Maturity (which have fair value)

(Millions of yen)

	As of March 31, 2006				As of September 30, 2005			As of March 31, 2005		
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses		
			Gains	Losses		Gains	Losses		Gains	Losses
Bonds Held to Maturity	1,536,148	(15,671)	96	15,767	(3,316)	3,671	6,988	1,237	7,192	5,954

Non-Consolidated

(1) Other Securities (which have fair value)

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

(Millions of yen)

	As of March 31, 2006				As of September 30, 2005			As of March 31, 2005		
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses		
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	31,882,668	2,058,143	2,484,814	426,670	1,273,775	1,556,282	282,506	936,504	1,171,224	234,720
Stocks	5,383,666	2,366,466	2,398,768	32,302	1,428,893	1,490,829	61,936	1,050,864	1,115,424	64,559
Bonds	19,956,070	(259,992)	1,167	261,159	(119,400)	4,379	123,779	(75,964)	16,052	92,017
Japanese Government Bonds	*19,092,061*	*(249,412)*	*275*	*249,687*	*(118,999)*	*1,257*	*120,256*	*(81,373)*	*9,684*	*91,058*
Other	6,542,931	(48,330)	84,879	133,209	(35,717)	61,073	96,791	(38,395)	39,748	78,144

Mizuho Bank and Revitalization Subsidiary (Mizuho Project)

Other Securities	16,491,534	335,847	478,989	143,141	170,532	284,259	113,727	89,265	200,337	111,072
Stocks	1,193,185	437,761	450,239	12,478	248,985	270,888	21,903	169,037	192,309	23,272
Bonds	14,603,140	(129,159)	441	129,601	(74,007)	1,440	75,447	(67,271)	4,566	71,837
Japanese Government Bonds	*14,244,290*	*(124,940)*	*273*	*125,214*	*(72,773)*	*1,253*	*74,027*	*(67,524)*	*3,712*	*71,236*
Other	695,208	27,245	28,307	1,061	(4,445)	11,930	16,376	(12,500)	3,461	15,961

Mizuho Corporate Bank and Revitalization Subsidiaries (Mizuho Corporate and Mizuho Global)

Other Securities	13,845,051	1,542,880	1,787,557	244,677	978,084	1,131,368	153,284	744,104	859,192	115,087
Stocks	3,779,288	1,712,020	1,731,678	19,658	1,041,209	1,080,294	39,084	774,056	813,585	39,529
Bonds	4,354,746	(96,958)	552	97,510	(37,068)	2,567	39,636	(9,507)	9,736	19,244
Japanese Government Bonds	*3,947,487*	*(91,384)*	*1*	*91,386*	*(37,817)*	*2*	*37,820*	*(13,856)*	*5,071*	*18,927*
Other	5,711,016	(72,181)	55,325	127,507	(26,055)	48,507	74,563	(20,443)	35,869	56,313

Mizuho Trust & Banking and Revitalization Subsidiary (Mizuho Asset)

Other Securities	1,546,082	179,416	218,268	38,852	125,158	140,654	15,495	103,134	111,695	8,560
Stocks	411,191	216,684	216,850	165	138,698	139,646	947	107,771	109,529	1,757
Bonds	998,184	(33,874)	172	34,046	(8,324)	371	8,695	814	1,748	934
Japanese Government Bonds	*900,282*	*(33,086)*	*0*	*(33,086)*	*(8,408)*	*0*	*8,409*	*7*	*901*	*894*
Other	136,707	(3,393)	1,246	4,640	(5,215)	636	5,851	(5,451)	417	5,868

- In addition to "Securities" indicated on the (interim) balance sheets, NCDs in "Cash and Due from Banks" and certain items in "Other Debt Purchased" are also included.
- Fair value of Stocks is determined based on the average market prices during one-month periods before the balance sheet dates, and fair value of securities other than Stocks is determined based on the quoted market price at the balance sheet dates.
- The book values of Other Securities which have readily determinable fair value are stated at fair value, so the Unrealized Gains (Losses) indicate the difference between book values on the (interim) balance sheets and the acquisition cost.
- Net Unrealized Gains (Losses) include ¥(51,680) million, ¥18,914 million and ¥54,074 million which were recognized in the Income Statement of March 31, 2006, September 30, 2005, and March 31, 2005, respectively, by applying the fair-value hedge method and other.
  As a result, the base amount to be recorded directly to the Shareholders' Equity after tax adjustments as of March 31, 2006, September 30, 2005, and March 31, 2005 are ¥2,109,824 million, ¥1,254,861 million and ¥882,429 million, respectively.
- Unrealized Gains (Losses) on Other Securities (recorded directly to Shareholders' Equity after tax adjustments, excluding the amount recognized in the Income Statement by applying the fair-value hedge method and other, including translation differences regarding securities that do not have fair value) as of March 31, 2006, September 30, 2005, and March 31, 2005 are as follows:

(Millions of yen)

	As of March 31, 2006	As of September 30, 2005	As of March 31, 2005
Aggregated Figures of the 3 Banks and Revitalization Subsidiaries	1,252,446	744,827	523,774
Mizuho Bank and Revitalization Subsidiary	206,353	90,620	20,906
Mizuho Corporate Bank and Revitalization Subsidiaries	939,519	579,862	441,606
Mizuho Trust & Banking and Revitalization Subsidiary	106,573	74,344	61,262

(2) Bonds Held to Maturity (which have fair value)

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

(Millions of yen)

	As of March 31, 2006				As of September 30, 2005			As of March 31, 2005		
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses		
			Gains	Losses		Gains	Losses		Gains	Losses
3 Banks and Revitalization Subsidiaries	1,536,148	(15,671)	96	15,767	(3,316)	3,671	6,988	1,237	7,192	5,954
Mizuho Bank and Revitalization Subsidiary	1,536,148	(15,671)	96	15,767	(3,316)	3,671	6,988	1,237	7,192	5,954
Mizuho Corporate Bank and Revitalization Subsidiaries	-	-	-	-	-	-	-	-	-	-
Mizuho Trust & Banking and Revitalization Subsidiary	-	-	-	-	-	-	-	-	-	-

(3) Investment in Subsidiaries and Affiliates (which have fair value)

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

(Millions of yen)

	As of March 31, 2006				As of September 30, 2005			As of March 31, 2005		
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses		
			Gains	Losses		Gains	Losses		Gains	Losses
3 Banks and Revitalization Subsidiaries	78,783	170,068	170,068	-	77,320	77,320	-	74,207	74,207	-
Mizuho Bank and Revitalization Subsidiary	67,098	129,003	129,003	-	56,492	56,492	-	54,733	54,733	-
Mizuho Corporate Bank and Revitalization Subsidiaries	11,684	41,064	41,064	-	20,828	20,828	-	19,473	19,473	-
Mizuho Trust & Banking and Revitalization Subsidiary	-	-	-	-	-	-	-	-	-	-

Mizuho Financial Group, Inc. (Non-Consolidated)

Investments in Subsidiaries and Affiliates	137,171	1,107,847	1,107,847	-	588,634	588,634	-	634,613	634,613	-

(Reference)

Unrealized Gains (Losses) on Other Securities

(the base amount to be recorded directly to Shareholders' Equity after tax and other necessary adjustments)

For certain Other Securities (which have readily determinable fair value), Unrealized Gains (Losses) were recognized in the Statement of Operations by applying the fair-value hedge method and other. They were excluded from Unrealized Gains (Losses) on Other Securities.

These adjusted Unrealized Gains (Losses) were the base amount, which was to be recorded directly to Shareholders' Equity after tax and other necessary adjustments.

The base amount was as follows:

Consolidated

(Millions of yen)

	As of March 31, 2006			As of September 30, 2005	As of March 31, 2005
	Unrealized Gains (Losses)	Change from September 30, 2005	Change from March 31, 2005	Unrealized Gains (Losses)	Unrealized Gains (Losses)
Other Securities	2,201,412	897,944	1,258,786	1,303,468	942,625
Stocks	2,462,379	986,494	1,352,774	1,475,884	1,109,605
Bonds	(234,480)	(96,399)	(104,186)	(138,081)	(130,293)
Japanese Government Bonds	*(230,698)*	*(93,576)*	*(95,384)*	*(137,122)*	*(135,314)*
Other	(26,486)	7,849	10,199	(34,335)	(36,685)

Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

(Millions of yen)

	As of March 31, 2006			As of September 30, 2005	As of March 31, 2005
	Unrealized Gains (Losses)	Change from September 30, 2005	Change from March 31, 2005	Unrealized Gains (Losses)	Unrealized Gains (Losses)
Other Securities	2,109,824	854,963	1,227,395	1,254,861	882,429
Stocks	2,366,466	937,573	1,315,601	1,428,893	1,050,864
Bonds	(233,848)	(95,909)	(103,809)	(137,939)	(130,039)
Japanese Government Bonds	*(229,707)*	*(92,774)*	*(94,259)*	*(136,933)*	*(135,448)*
Other	(22,793)	13,299	15,602	(36,092)	(38,395)

6. Projected Redemption of Other Securities

■ The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

CONSOLIDATED

(Billions of yen)

	Maturity as of March 31, 2006			
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds Total	10,842.0	7,796.5	3,182.4	1,526.5
Japanese Government Bonds	10,538.7	5,924.6	2,727.3	1,273.8
Japanese Local Government Bonds	3.5	95.3	68.3	8.7
Japanese Short-term Corporate Bonds	5.3	-	-	-
Japanese Corporate Bonds	294.3	1,776.6	386.6	243.9
Other	631.8	3,134.7	1,429.0	3,055.1

NON-CONSOLIDATED

(Billions of yen)

	Maturity as of March 31, 2006			
Aggregated Figures of the 3 Banks	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds Total	10,678.2	7,874.2	3,154.5	1,526.5
Japanese Government Bonds	10,367.2	5,919.6	2,699.5	1,273.8
Japanese Local Government Bonds	3.5	95.3	68.3	8.7
Japanese Corporate Bonds	307.4	1,859.3	386.6	243.9
Other	458.8	3,000.5	1,372.5	3,050.6

Mizuho Bank

Japanese Bonds Total	9,084.4	5,799.7	2,004.5	670.6
Japanese Government Bonds	8,884.5	4,233.8	1,664.3	629.7
Japanese Local Government Bonds	1.7	84.2	61.7	-
Japanese Corporate Bonds	198.1	1,481.6	278.4	40.9
Other	51.6	1,217.8	220.0	798.4

Mizuho Corporate Bank

Japanese Bonds Total	1,366.2	1,776.7	933.3	546.2
Japanese Government Bonds	1,282.7	1,487.4	842.7	334.4
Japanese Local Government Bonds	1.4	2.7	2.2	8.7
Japanese Corporate Bonds	82.0	286.5	88.2	203.0
Other	394.5	1,697.1	1,066.2	2,252.1

Mizuho Trust & Banking

Japanese Bonds Total	227.6	297.7	216.6	309.6
Japanese Government Bonds	199.9	198.3	192.3	309.6
Japanese Local Government Bonds	0.4	8.3	4.3	-
Japanese Corporate Bonds	27.2	91.1	20.0	-
Other	12.5	85.5	86.3	-

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

NON-CONSOLIDATED

■Notional Amount of Interest Rate Swaps (qualifying for Hedge Accounting) by Remaining Contractual Term

(Billions of yen)

Aggregated Figures of the 3 Banks	As of March 31, 2006			
	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	12,116.3	12,537.2	2,560.6	27,214.3
Receive Float / Pay Fixed	36,905.9	4,872.4	2,187.8	43,966.2
Receive Float / Pay Float	1,335.3	1,119.3	24.8	2,479.4
Receive Fixed / Pay Fixed	-	-	-	-
Total	50,357.6	18,529.0	4,773.3	73,660.0

Mizuho Bank

Receive Fixed / Pay Float	1,725.0	5,422.1	647.2	7,794.3
Receive Float / Pay Fixed	1,981.3	52.3	-	2,033.6
Receive Float / Pay Float	-	-	-	-
Receive Fixed / Pay Fixed	-	-	-	-
Total	3,706.3	5,474.4	647.2	9,828.0

Mizuho Corporate Bank

Receive Fixed / Pay Float	4,419.8	7,055.0	1,913.4	13,388.4
Receive Float / Pay Fixed	2,516.2	4,755.1	2,187.8	9,459.2
Receive Float / Pay Float	1,335.3	1,119.3	24.8	2,479.4
Receive Fixed / Pay Fixed	-	-	-	-
Total	8,271.4	12,929.5	4,126.0	25,327.1

Mizuho Trust & Banking

Receive Fixed / Pay Float	5,971.5	60.0	-	6,031.5
Receive Float / Pay Fixed	32,408.3	65.0	-	32,473.3
Receive Float / Pay Float	-	-	-	-
Receive Fixed / Pay Fixed	-	-	-	-
Total	38,379.8	125.0	-	38,504.8

(Reference)

Deferred Hedge Gains (Losses) of Derivative Transactions Qualifying for Hedge Accounting

(Billions of yen)

	As of March 31, 2006		
	Deferred Hedge Gains	Deferred Hedge Losses	Net Deferred Hedge Gains/Losses
Aggregated Figures of the 3 Banks	639.1	958.8	(319.6)
Mizuho Bank	130.9	294.0	(163.1)
Mizuho Corporate Bank	458.3	610.4	(152.1)
Mizuho Trust & Banking	49.9	54.3	(4.4)

*The above figures reflect all derivative transactions qualifying for hedge accounting.

8. Employee Retirement Benefits

Non-Consolidated

Projected Benefit Obligation

(Millions of yen)

Aggregated Figures of the 3 Banks

		As of March 31,2006	Change	As of March 31,2005
Projected Benefit Obligation	(A)	1,069,628	3,892	1,065,736
Discount Rate (%)		2.5	-	2.5
Fair Value of Plan Assets	(B)	1,854,943	459,578	1,395,364
Unrecognized Net Obligation	(C)	(182,911)	(461,052)	278,141
Prepaid Pension Cost	(D)	612,411	(3,913)	616,324
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	10,007	1,452	8,555

Mizuho Bank

		As of March 31,2006	Change	As of March 31,2005
Projected Benefit Obligation	(A)	622,820	14,073	608,746
Discount Rate (%)		2.5	-	2.5
Fair Value of Plan Assets	(B)	1,071,108	277,180	793,927
Unrecognized Net Obligation	(C)	(76,903)	(281,599)	204,696
Prepaid Pension Cost	(D)	371,384	(18,492)	389,876
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	-	-	-

Mizuho Corporate Bank

		As of March 31,2006	Change	As of March 31,2005
Projected Benefit Obligation	(A)	329,943	(10,840)	340,784
Discount Rate (%)		2.5	-	2.5
Fair Value of Plan Assets	(B)	637,853	156,415	481,438
Unrecognized Net Obligation	(C)	(116,156)	(151,016)	34,860
Prepaid Pension Cost	(D)	191,754	16,239	175,514
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	-	-	-

Mizuho Trust & Banking

		As of March 31,2006	Change	As of March 31,2005
Projected Benefit Obligation	(A)	116,864	659	116,205
Discount Rate (%)		2.5	-	2.5
Fair Value of Plan Assets	(B)	145,980	25,982	119,998
Unrecognized Net Obligation	(C)	10,148	(28,436)	38,584
Prepaid Pension Cost	(D)	49,273	(1,660)	50,933
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	10,007	1,452	8,555

Expenses related to Employee Retirement Benefits

(Millions of yen)

Aggregated Figures of the 3 Banks

	Fiscal 2005	Change	Fiscal 2004
Service Cost	(14,409)	1,881	(16,291)
Interest Cost	(26,643)	731	(27,374)
Expected Return on Plan Assets	50,233	3,786	46,446
Amortization of Actuarial Gains (Losses)	(42,924)	(3,941)	(38,982)
Amortization of Net Obligation by the Change of Accounting Policy	-	22,459	(22,459)
Amortization of Prior Service Cost	-	(3,446)	3,446
Others	(20,046)	(16,026)	(4,019)
Total	(53,790)	5,444	(59,235)

*Others of Fiscal 2005 include an adjustment of ¥(14,504) million resulting from a review of the method used to calculate Employee Retirement Benefits at the beginnning of the Fiscal 2005.

Mizuho Bank

Service Cost	(9,451)	1,504	(10,956)
Interest Cost	(15,218)	454	(15,673)
Expected Return on Plan Assets	28,581	1,759	26,822
Amortization of Actuarial Gains (Losses)	(28,950)	(3,816)	(25,133)
Amortization of Net Obligation by the Change of Accounting Policy	-	14,656	(14,656)
Amortization of Prior Service Cost	-	(2,146)	2,146
Others	(26,874)	(23,392)	(3,481)
Total	(51,913)	(10,980)	(40,933)

*Others of Fiscal 2005 include an adjustment of ¥(22,417) million resulting from a review of the method used to calculate Employee Retirement Benefits at the beginnning of the Fiscal 2005.

Mizuho Corporate Bank

Service Cost	(3,136)	336	(3,472)
Interest Cost	(8,519)	274	(8,794)
Expected Return on Plan Assets	17,331	1,586	15,744
Amortization of Actuarial Gains (Losses)	(7,892)	190	(8,083)
Amortization of Net Obligation by the Change of Accounting Policy	-	6,719	(6,719)
Amortization of Prior Service Cost	-	(906)	906
Others	7,770	8,236	(466)
Total	5,553	16,438	(10,884)

*Others of Fiscal 2005 include an adjustment of ¥8,599 million resulting from a review of the method used to calculate Employee Retirement Benefits at the beginnning of the Fiscal 2005.

Mizuho Trust & Banking

Service Cost	(1,822)	40	(1,862)
Interest Cost	(2,905)	1	(2,906)
Expected Return on Plan Assets	4,319	440	3,879
Amortization of Actuarial Gains (Losses)	(6,082)	(316)	(5,765)
Amortization of Net Obligation by the Change of Accounting Policy	-	1,083	(1,083)
Amortization of Prior Service Cost	-	(393)	393
Others	(941)	(870)	(71)
Total	(7,430)	(13)	(7,417)

*Others of Fiscal 2005 include an adjustment of ¥(686) million resulting from a review of the method used to calculate Employee Retirement Benefits at the beginnning of the Fiscal 2005.

(Millions of yen)

Consolidated

		As of March 31, 2006 (Fiscal 2005)	Change	As of March 31, 2005 (Fiscal 2004)
Projected Benefit Obligation	(A)	1,129,260	11,352	1,117,907
Fair Value of Plan Assets	(B)	1,849,534	468,177	1,381,356
Unrecognized Net Obligation	(C)	(174,646)	(462,280)	287,633
Prepaid Pension Cost	(D)	584,244	(3,975)	588,219
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	38,616	1,479	37,137

Expenses Related to Employee Retirement Benefits	(64,946)	6,801	(71,748)

9. Capital Adequacy Ratio

Consolidated

Mizuho Financial Group (BIS)

(%, Billions of yen)

		As of March 31, 2006 (Preliminary)	Change from September 30,2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
(1)	Capital Adequacy Ratio	11.63	0.90	(0.28)	10.73	11.91
	Tier I Capital Ratio	5.89	0.45	(0.30)	5.44	6.19
(2)	Tier I Capital	4,555.9	693.4	383.8	3,862.4	4,172.0
	Common Stock and Preferred Stock	1,540.9	-	-	1,540.9	1,540.9
	Capital Surplus	411.1	341.4	(611.4)	69.6	1,022.5
	Retained Earnings	1,417.5	94.7	444.9	1,322.7	972.5
	Minority Interests in Consolidated Subsidiaries	1,280.5	166.4	201.3	1,114.1	1,079.2
	Preferred Stock Issued by Overseas SPCs	*1,095.7*	*152.8*	*167.7*	*942.8*	*927.9*
	Unrealized Losses on Other Securities	-	-	-	-	-
	Treasury Stock	(46.8)	88.0	347.7	(134.8)	(394.5)
	Foreign Currency Translation Adjustments	(47.4)	2.7	1.2	(50.1)	(48.6)
	Goodwill Equivalent	(0.0)	0.0	0.0	(0.0)	(0.0)
	Consolidation Differences Equivalent	-	-	-	-	-
(3)	Tier II Capital	4,554.0	514.8	597.5	4,039.2	3,956.4
	Amount included in Capital	*4,554.0*	*691.5*	*597.5*	*3,862.4*	*3,956.4*
	45% of Unrealized Gains on Other Securities	994.6	404.7	568.6	589.8	426.0
	45% of Revaluation Reserve for Land	131.0	(10.3)	(19.6)	141.4	150.7
	General Reserve for Possible Losses on Loans	615.7	65.4	(21.5)	550.3	637.3
	Debt Capital	2,812.5	55.0	70.1	2,757.5	2,742.3
	Perpetual Subordinated Debt and Other Debt Capital	*776.3*	*(50.8)*	*(77.9)*	*827.1*	*854.3*
	Subordinated Debt and Redeemable Preferred Stock	*2,036.2*	*105.8*	*148.1*	*1,930.3*	*1,888.0*
(4)	Deductions from Capital	116.7	1.5	8.4	115.1	108.2
(5)	Capital (2)+(3)-(4)	8,993.2	1,383.4	973.0	7,609.8	8,020.2
(6)	Risk-adjusted Assets	77,322.5	6,447.6	9,997.5	70,874.8	67,324.9
	On-balance Sheet Items	67,910.0	4,940.9	7,207.6	62,969.1	60,702.4
	Off-balance Sheet Items	7,597.5	1,109.0	1,908.4	6,488.5	5,689.1
	Assets Exposed to Credit Risk	75,507.6	6,050.0	9,116.0	69,457.6	66,391.5
	Market Risk Equivalent Divided by 8%	1,814.8	397.6	881.4	1,417.2	933.4

Mizuho Corporate Bank (BIS)

(%, Billions of yen)

		As of March 31, 2006 (Preliminary)	Change from September 30,2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
(1)	Capital Adequacy Ratio	12.87	(0.04)	(1.77)	12.91	14.64
	Tier I Capital Ratio	6.92	(0.28)	(1.75)	7.20	8.67
(2)	Tier I Capital	2,809.4	230.3	(68.6)	2,579.0	2,878.1
	Common Stock and Preferred Stock	1,070.9	-	-	1,070.9	1,070.9
	Capital Surplus	330.3	72.0	72.0	258.2	258.2
	Retained Earnings	656.9	49.6	(269.5)	607.2	926.5
	Minority Interests in Consolidated Subsidiaries	867.7	101.8	119.4	765.8	748.3
	Preferred Stock Issued by Overseas SPCs	*798.2*	*102.0*	*117.0*	*696.1*	*681.2*
	Unrealized Losses on Other Securities	-	-	-	-	-
	Treasury Stock	-	-	-	-	-
	Foreign Currency Translation Adjustments	(53.4)	2.2	0.3	(55.7)	(53.8)
	Goodwill Equivalent	-	-	-	-	-
	Consolidation Differences Equivalent	(63.0)	4.5	9.0	(67.5)	(72.1)
(3)	Tier II Capital	2,503.5	366.8	442.0	2,136.7	2,061.4
	Amount included in Capital	*2,503.5*	*366.8*	*442.0*	*2,136.7*	*2,061.4*
	45% of Unrealized Gains on Other Securities	735.7	282.3	390.5	453.3	345.2
	45% of Revaluation Reserve for Land	29.6	(0.1)	(3.4)	29.8	33.1
	General Reserve for Possible Losses on Loans	319.4	55.1	(12.7)	264.3	332.2
	Debt Capital	1,418.6	29.4	67.7	1,389.2	1,350.9
	Perpetual Subordinated Debt and Other Debt Capital	*339.5*	*(42.7)*	*(31.5)*	*382.3*	*371.0*
	Subordinated Debt and Redeemable Preferred Stock	*1,079.1*	*72.1*	*99.2*	*1,006.9*	*979.8*
(4)	Deductions from Capital	93.3	1.3	14.6	92.0	78.7
(5)	Capital (2)+(3)-(4)	5,219.6	595.8	358.7	4,623.7	4,860.8
(6)	Risk-adjusted Assets	40,542.7	4,748.3	7,359.1	35,794.4	33,183.6
	On-balance Sheet Items	33,003.6	3,307.5	4,758.3	29,696.1	28,245.2
	Off-balance Sheet Items	5,774.7	1,034.4	1,734.9	4,740.2	4,039.7
	Assets Exposed to Credit Risk	38,778.3	4,341.9	6,493.3	34,436.3	32,285.0
	Market Risk Equivalent Divided by 8%	1,764.3	406.3	865.8	1,358.0	898.5

Mizuho Bank (Domestic Standard)

(%, Billions of yen)

		As of March 31, 2006			As of September 30, 2005	As of March 31, 2005
		(Preliminary)	Change from September 30,2005	Change from March 31, 2005		
(1)	Capital Adequacy Ratio	10.28	(0.30)	(0.49)	10.58	10.77
	Tier I Capital Ratio	5.76	(0.18)	(0.12)	5.94	5.88
(2)	Tier I Capital	1,904.4	22.6	60.0	1,881.7	1,844.3
	Common Stock and Preferred Stock	650.0	-	-	650.0	650.0
	Capital Surplus	762.3	-	-	762.3	762.3
	Retained Earnings	144.4	(38.0)	(6.1)	182.5	150.6
	Minority Interests in Consolidated Subsidiaries	347.6	60.7	66.2	286.8	281.4
	Preferred Stock Issued by Overseas SPCs	*297.4*	*50.7*	*50.7*	*246.7*	*246.7*
	Unrealized Losses on Other Securities	-	-	-	-	-
	Treasury Stock	-	-	-	-	-
	Foreign Currency Translation Adjustments	-	-	-	-	-
	Goodwill Equivalent	-	-	-	-	-
	Consolidation Differences Equivalent	-	-	-	-	-
(3)	Tier II Capital	1,595.8	31.0	(42.7)	1,564.8	1,638.5
	Amount included in Capital	*1,530.9*	*26.7*	*(31.2)*	*1,504.1*	*1,562.1*
	45% of Revaluation Reserve for Land	101.4	(10.2)	(16.1)	111.6	117.5
	General Reserve for Possible Losses on Loans	271.5	12.9	(0.9)	258.6	272.4
	Debt Capital	1,222.9	28.3	(25.6)	1,194.5	1,248.5
	Perpetual Subordinated Debt and Other Debt Capital	*414.0*	*9.1*	*(45.8)*	*404.8*	*459.8*
	Subordinated Debt and Redeemable Preferred Stock	*808.9*	*19.1*	*20.2*	*789.7*	*788.7*
(4)	Deductions from Capital	35.6	3.1	9.1	32.5	26.5
(5)	Capital (2)+(3)-(4)	3,399.6	46.3	19.6	3,353.3	3,379.9
(6)	Risk-adjusted Assets	33,055.6	1,386.0	1,698.6	31,669.5	31,356.9
	On-balance Sheet Items	31,012.0	1,328.8	1,637.3	29,683.1	29,374.6
	Off-balance Sheet Items	2,043.6	57.2	61.2	1,986.4	1,982.3

(Reference)

Mizuho Bank (BIS)

(%, Billions of yen)

		As of March 31, 2006			As of September 30, 2005	As of March 31, 2005
		(Preliminary)	Change from September 30,2005	Change from March 31, 2005		
(1)	Capital Adequacy Ratio	10.90	(0.09)	(0.15)	10.99	11.05
	Tier I Capital Ratio	5.69	(0.24)	(0.17)	5.93	5.86
(2)	Tier I Capital	1,904.4	22.6	60.0	1,881.7	1,844.3
	Common Stock and Preferred Stock	650.0	-	-	650.0	650.0
	Capital Surplus	762.3	-	-	762.3	762.3
	Retained Earnings	144.4	(38.0)	(6.1)	182.5	150.6
	Minority Interests in Consolidated Subsidiaries	347.6	60.7	66.2	286.8	281.4
	Preferred Stock Issued by Overseas SPCs	*297.4*	*50.7*	*50.7*	*246.7*	*246.7*
	Unrealized Losses on Other Securities	-	-	-	-	-
	Treasury Stock	-	-	-	-	-
	Foreign Currency Translation Adjustments	-	-	-	-	-
	Goodwill Equivalent	-	-	-	-	-
	Consolidation Differences Equivalent	-	-	-	-	-
(3)	Tier II Capital	1,778.1	141.5	120.6	1,636.5	1,657.4
	Amount included in Capital	*1,778.1*	*141.5*	*120.6*	*1,636.5*	*1,657.4*
	45% of Unrealized Gains on Other Securities	182.2	110.5	163.4	71.7	18.8
	45% of Revaluation Reserve for Land	101.4	(10.2)	(16.1)	111.6	117.5
	General Reserve for Possible Losses on Loans	271.5	12.9	(0.9)	258.6	272.4
	Debt Capital	1,222.9	28.3	(25.6)	1,194.5	1,248.5
	Perpetual Subordinated Debt and Other Debt Capital	*414.0*	*9.1*	*(45.8)*	*404.8*	*459.8*
	Subordinated Debt and Redeemable Preferred Stock	*808.9*	*19.1*	*20.2*	*789.7*	*788.7*
(4)	Deductions from Capital	35.6	3.1	9.1	32.5	26.5
(5)	Capital (2)+(3)-(4)	3,646.8	161.1	171.5	3,485.7	3,475.2
(6)	Risk-adjusted Assets	33,448.8	1,740.1	2,009.9	31,708.7	31,438.9
	On-balance Sheet Items	31,315.8	1,680.3	1,930.4	29,635.5	29,385.3
	Off-balance Sheet Items	2,043.1	57.1	61.2	1,986.0	1,981.8
	Assets Exposed to Credit Risk	33,359.0	1,737.4	1,991.7	31,621.5	31,367.2
	Market Risk Equivalent Divided by 8%	89.8	2.7	18.1	87.1	71.7

Mizuho Trust & Banking (BIS)

(%, Billions of yen)

		As of March 31, 2006 (Preliminary)	Change from September 30,2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
(1)	Capital Adequacy Ratio	14.47	0.64	1.28	13.83	13.19
	Tier I Capital Ratio	7.59	(0.08)	0.47	7.67	7.12
(2)	Tier I Capital	337.1	9.5	36.3	327.5	300.8
	Common Stock and Preferred Stock	247.2	-	-	247.2	247.2
	Capital Surplus	15.3	3.1	3.1	12.2	12.2
	Retained Earnings	72.3	5.2	31.4	67.0	40.8
	Minority Interests in Consolidated Subsidiaries	2.2	0.4	0.5	1.7	1.6
	Preferred Stock Issued by Overseas SPCs	-	-	-	-	-
	Unrealized Losses on Other Securities	-	-	-	-	-
	Treasury Stock	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
	Foreign Currency Translation Adjustments	0.0	0.6	1.1	(0.5)	(1.0)
	Goodwill Equivalent	(0.0)	0.0	0.0	(0.0)	(0.0)
	Consolidation Differences Equivalent	-	-	-	-	-
(3)	Tier II Capital	306.8	42.5	49.1	264.3	257.7
	Amount included in Capital	*306.8*	*42.5*	*49.1*	*264.3*	*257.7*
	45% of Unrealized Gains on Other Securities	81.5	24.8	34.7	56.7	46.7
	45% of Revaluation Reserve for Land	-	-	-	-	-
	General Reserve for Possible Losses on Loans	26.8	1.5	3.0	25.2	23.7
	Debt Capital	198.5	16.1	11.3	182.4	187.2
	Perpetual Subordinated Debt and Other Debt Capital	*42.7*	-	-	*42.7*	*42.7*
	Subordinated Debt and Redeemable Preferred Stock	*155.8*	*16.1*	*11.3*	*139.7*	*144.5*
(4)	Deductions from Capital	1.4	(0.1)	(0.1)	1.6	1.6
(5)	Capital (2)+(3)-(4)	642.5	52.2	85.6	590.3	556.9
(6)	Risk-adjusted Assets	4,438.3	170.8	217.6	4,267.4	4,220.6
	On-balance Sheet Items	4,223.6	188.8	164.9	4,034.8	4,058.7
	Off-balance Sheet Items	204.6	(5.1)	66.5	209.7	138.0
	Assets Exposed to Credit Risk	4,428.2	183.6	231.4	4,244.5	4,196.7
	Market Risk Equivalent Divided by 8%	10.0	(12.8)	(13.8)	22.8	23.8

II. Review of Credits

1. Status of Non-Accrual, Past Due & Restructured Loans

■The figures below are presented net of partial direct write-offs of Category IV loar
■Treatment of accrued interest is based on the results of the self-assessment of asset
(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors and Intensive Control Obligors are categorized as non-accrual loans

Consolidated

(Millions of yen, %)

	As of March 31, 2006						As of September 30, 2005		As of March 31, 2005	
		%	Change from September 30, 2005	%	Change from March 31, 2005	%		%		%
Loans to Bankrupt Obligors	32,821	0.05	(38,992)	(0.06)	(56,921)	(0.09)	71,814	0.11	89,743	0.14
Non-Accrual Delinquent Loans	454,712	0.69	(359,218)	(0.58)	(517,182)	(0.84)	813,931	1.27	971,895	1.54
Loans Past Due for 3 Months or More	13,995	0.02	(15,489)	(0.02)	(13,740)	(0.02)	29,484	0.04	27,735	0.04
Restructured Loans	553,373	0.84	150,422	0.21	104,804	0.13	402,951	0.63	448,569	0.71
Total	1,054,903	1.61	(263,278)	(0.45)	(483,040)	(0.83)	1,318,181	2.06	1,537,944	2.44
Total Loans	65,408,672	100.00	1,597,257		2,491,335		63,811,414	100.00	62,917,336	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	782,742	(144,351)	(232,694)	927,094	1,015,437

Trust Account

	As of March 31, 2006						As of September 30, 2005		As of March 31, 2005	
		%	Change from September 30, 2005	%	Change from March 31, 2005	%		%		%
Loans to Bankrupt Obligors	-	-	(2)	(0.00)	(1,265)	(0.29)	2	0.00	1,265	0.29
Non-Accrual Delinquent Loans	-	-	(4)	(0.00)	(3,205)	(0.73)	4	0.00	3,205	0.73
Loans Past Due for 3 Months or More	-	-	-	-	(95)	(0.02)	-	-	95	0.02
Restructured Loans	39	0.03	(3,814)	(3.53)	(5,085)	(1.14)	3,853	3.57	5,125	1.18
Total	39	0.03	(3,820)	(3.53)	(9,652)	(2.19)	3,860	3.57	9,691	2.23
Total Loans	98,383	100.00	(9,457)		(335,387)		107,841	100.00	433,770	100.00

Consolidated + Trust Account

	As of March 31, 2006						As of September 30, 2005		As of March 31, 2005	
		%	Change from September 30, 2005	%	Change from March 31, 2005	%		%		%
Loans to Bankrupt Obligors	32,821	0.05	(38,995)	(0.06)	(58,186)	(0.09)	71,817	0.11	91,008	0.14
Non-Accrual Delinquent Loans	454,712	0.69	(359,222)	(0.57)	(520,388)	(0.84)	813,935	1.27	975,100	1.53
Loans Past Due for 3 Months or More	13,995	0.02	(15,489)	(0.02)	(13,836)	(0.02)	29,484	0.04	27,831	0.04
Restructured Loans	553,413	0.84	146,608	0.20	99,718	0.12	406,804	0.63	453,694	0.71
Total	1,054,942	1.61	(267,099)	(0.45)	(492,693)	(0.83)	1,322,042	2.06	1,547,635	2.44
Total Loans	65,507,055	100.00	1,587,800		2,155,948		63,919,255	100.00	63,351,107	100.00

* Trust account denotes trust accounts with contracts indemnifying the principal amounts.

Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

Banking Account + Trust Account

(Millions of yen, %)

	As of March 31, 2006	%	Change from September 30, 2005	%	Change from March 31, 2005	%	As of September 30, 2005	%	As of March 31, 2005	%
Loans to Bankrupt Obligors	28,772	0.04	(38,053)	(0.06)	(56,553)	(0.09)	66,825	0.10	85,325	0.13
Non-Accrual Delinquent Loans	432,572	0.65	(335,613)	(0.55)	(462,822)	(0.76)	768,186	1.20	895,394	1.41
Loans Past Due for 3 Months or More	13,995	0.02	(15,489)	(0.02)	(13,836)	(0.02)	29,484	0.04	27,831	0.04
Restructured Loans	552,350	0.83	148,784	0.20	100,233	0.11	403,565	0.63	452,117	0.71
Total	1,027,690	1.55	(240,371)	(0.43)	(432,979)	(0.76)	1,268,062	1.99	1,460,669	2.31
Total Loans	66,083,091	100.00	2,431,298		3,002,175		63,651,792	100.00	63,080,915	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	703,536	(57,156)	(136,622)	760,692	840,158

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

	As of March 31, 2006	%	Change from September 30, 2005	%	Change from March 31, 2005	%	As of September 30, 2005	%	As of March 31, 2005	%
Loans to Bankrupt Obligors	23,295	0.06	(14,097)	(0.04)	(9,509)	(0.02)	37,392	0.11	32,804	0.09
Non-Accrual Delinquent Loans	322,521	0.94	(100,991)	(0.30)	(159,236)	(0.46)	423,512	1.25	481,757	1.40
Loans Past Due for 3 Months or More	11,903	0.03	(17,023)	(0.05)	(15,453)	(0.04)	28,926	0.08	27,357	0.07
Restructured Loans	233,922	0.68	24,190	0.06	(14,666)	(0.04)	209,731	0.61	248,588	0.72
Total	591,642	1.73	(107,921)	(0.33)	(198,866)	(0.57)	699,563	2.06	790,508	2.30
Total Loans	34,188,553	100.00	333,832		(90,479)		33,854,720	100.00	34,279,033	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	255,865	(7,955)	(28,326)	263,821	284,192

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)

	As of March 31, 2006	%	Change from September 30, 2005	%	Change from March 31, 2005	%	As of September 30, 2005	%	As of March 31, 2005	%
Loans to Bankrupt Obligors	3,778	0.01	(22,631)	(0.08)	(44,480)	(0.17)	26,410	0.10	48,259	0.19
Non-Accrual Delinquent Loans	98,208	0.34	(199,940)	(0.78)	(246,601)	(1.02)	298,148	1.13	344,810	1.37
Loans Past Due for 3 Months or More	1,760	0.00	1,760	0.00	1,760	0.00	-	-	-	-
Restructured Loans	250,792	0.88	91,734	0.28	82,296	0.21	159,057	0.60	168,495	0.67
Total	354,540	1.25	(129,076)	(0.57)	(207,025)	(0.98)	483,617	1.83	561,565	2.24
Total Loans	28,263,509	100.00	1,895,616		3,231,215		26,367,892	100.00	25,032,293	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	400,150	(46,007)	(90,675)	446,158	490,825

Mizuho Trust and Banking + Revitalization Subsidiary (Mizuho Asset)

Banking Account

	As of March 31, 2006	%	Change from September 30, 2005	%	Change from March 31, 2005	%	As of September 30, 2005	%	As of March 31, 2005	%
Loans to Bankrupt Obligors	1,698	0.04	(1,320)	(0.04)	(1,297)	(0.04)	3,019	0.09	2,996	0.08
Non-Accrual Delinquent Loans	11,842	0.33	(34,677)	(1.06)	(53,778)	(1.63)	46,520	1.40	65,621	1.96
Loans Past Due for 3 Months or More	330	0.00	(227)	(0.00)	(47)	(0.00)	558	0.01	378	0.01
Restructured Loans	67,597	1.91	36,673	0.98	37,689	1.01	30,923	0.93	29,907	0.89
Total	81,468	2.30	447	(0.13)	(17,435)	(0.65)	81,021	2.43	98,904	2.96
Total Loans	3,532,645	100.00	211,307		196,827		3,321,338	100.00	3,335,818	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	47,519	(3,193)	(17,620)	50,713	65,140

Trust Account

	As of March 31, 2006	%	Change from September 30, 2005	%	Change from March 31, 2005	%	As of September 30, 2005	%	As of March 31, 2005	%
Loans to Bankrupt Obligors	-	-	(2)	(0.00)	(1,265)	(0.29)	2	0.00	1,265	0.29
Non-Accrual Delinquent Loans	-	-	(4)	(0.00)	(3,205)	(0.73)	4	0.00	3,205	0.73
Loans Past Due for 3 Months or More	-	-	-	-	(95)	(0.02)	-	-	95	0.02
Restructured Loans	39	0.03	(3,814)	(3.53)	(5,085)	(1.14)	3,853	3.57	5,125	1.18
Total	39	0.03	(3,820)	(3.53)	(9,652)	(2.19)	3,860	3.57	9,691	2.23
Total Loans	98,383	100.00	(9,457)		(335,387)		107,841	100.00	433,770	100.00

* Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2. Status of Loan Loss Reserves

Consolidated

(Millions of yen)

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Reserves for Possible Losses on Loans	814,178	(200,384)	(332,618)	1,014,562	1,146,797
General Reserve for Possible Losses on Loans	615,775	65,444	(21,586)	550,331	637,361
Specific Reserve for Possible Losses on Loans	194,907	(264,722)	(309,019)	459,629	503,927
Reserve for Possible Losses on Loans to Restructuring Countries	3,495	(1,106)	(2,013)	4,601	5,508

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	805,616	(147,134)	(237,174)	952,751	1,042,790

Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

(Millions of yen)

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Reserves for Possible Losses on Loans	703,751	(190,892)	(276,880)	894,644	980,632
General Reserve for Possible Losses on Loans	568,241	64,042	(11,216)	504,198	579,458
Specific Reserve for Possible Losses on Loans	132,014	(253,829)	(263,650)	385,843	395,665
Reserve for Possible Losses on Loans to Restructuring Countries	3,495	(1,106)	(2,013)	4,601	5,508

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	725,167	(59,180)	(140,461)	784,348	865,629

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

Reserves for Possible Losses on Loans	306,951	(86,232)	(111,973)	393,183	418,924
General Reserve for Possible Losses on Loans	227,661	7,287	(1,235)	220,373	228,896
Specific Reserve for Possible Losses on Loans	79,224	(93,518)	(110,736)	172,742	189,960
Reserve for Possible Losses on Loans to Restructuring Countries	66	(2)	(1)	68	67

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	263,579	(7,878)	(30,538)	271,458	294,118

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)

Reserves for Possible Losses on Loans	366,272	(90,016)	(146,769)	456,289	513,041
General Reserve for Possible Losses on Loans	314,937	55,281	(13,108)	259,656	328,045
Specific Reserve for Possible Losses on Loans	48,282	(144,334)	(131,780)	192,617	180,063
Reserve for Possible Losses on Loans to Restructuring Countries	3,052	(963)	(1,880)	4,016	4,932

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	412,219	(47,947)	(91,452)	460,167	503,671

Mizuho Trust & Banking + Revitalization Subsidiary (Mizuho Asset)

Reserves for Possible Losses on Loans	30,527	(14,643)	(18,138)	45,171	48,666
General Reserve for Possible Losses on Loans	25,643	1,473	3,126	24,169	22,516
Specific Reserve for Possible Losses on Loans	4,507	(15,976)	(21,133)	20,484	25,640
Reserve for Possible Losses on Loans to Restructuring Countries	376	(140)	(132)	517	509

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	49,368	(3,354)	(18,470)	52,722	67,839

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

(%)

	As of March 31, 2006			As of September 30, 2005	As of March 31, 2005
		Change from September 30, 2005	Change from March 31, 2005		
Mizuho Financial Group	77.18	0.21	2.61	76.96	74.56

* Above figures are presented net of partial direct write-offs.

Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

(%)

	As of March 31, 2006			As of September 30, 2005	As of March 31, 2005
		Change from September 30, 2005	Change from March 31, 2005		
Total	68.48	(2.28)	0.89	70.76	67.58
Mizuho Bank + Revitalization Subsidiary	51.88	(4.32)	(1.11)	56.20	52.99
Mizuho Corporate Bank + Revitalization Subsidiaries	103.30	8.95	11.95	94.34	91.35
Mizuho Trust & Banking (Banking Account)+ Revitalization Subsidiary	37.47	(18.28)	(11.73)	55.75	49.20

* Above figures are presented net of partial direct write-offs.

4. Disclosed Claims under the Financial Reconstruction Law ("FRL")

Consolidated

(Millions of yen)

	As of March 31, 2006			As of September 30, 2005	As of March 31, 2005
		Change from September 30, 2005	Change from March 31, 2005		
Claims against Bankrupt and Substantially Bankrupt Obligors	156,957	(42,880)	(94,671)	199,838	251,628
Claims with Collection Risk	362,913	(366,037)	(496,104)	728,951	859,018
Claims for Special Attention	567,723	135,051	91,199	432,671	476,523
Total	1,087,594	(273,866)	(499,576)	1,361,461	1,587,170

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	805,219	(147,248)	(237,284)	952,467	1,042,503

Trust Account

	As of March 31, 2006			As of September 30, 2005	As of March 31, 2005
		Change from September 30, 2005	Change from March 31, 2005		
Claims against Bankrupt and Substantially Bankrupt Obligors	-	(2)	(2,827)	2	2,827
Claims with Collection Risk	-	(4)	(1,516)	4	1,516
Claims for Special Attention	39	(3,814)	(5,308)	3,853	5,347
Total	39	(3,820)	(9,652)	3,860	9,691

Consolidated + Trust Account

	As of March 31, 2006			As of September 30, 2005	As of March 31, 2005
		Change from September 30, 2005	Change from March 31, 2005		
Claims against Bankrupt and Substantially Bankrupt Obligors	156,957	(42,883)	(97,498)	199,840	254,456
Claims with Collection Risk	362,913	(366,041)	(497,620)	728,955	860,534
Claims for Special Attention	567,762	131,237	85,890	436,524	481,871
Total	1,087,633	(277,687)	(509,228)	1,365,321	1,596,862

* Trust account denotes trust accounts with contracts indemnifying the principal amounts.

Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

(Millions of yen, %)

Banking Account + Trust Account

	As of March 31, 2006	%	Change from September 30, 2005	%	Change from March 31, 2005	%	As of September 30, 2005	%	As of March 31, 2005	%
Claims against Bankrupt and Substantially Bankrupt Obligors	130,880	0.17	(30,618)	(0.05)	(78,674)	(0.12)	161,499	0.23	209,555	0.30
Claims with Collection Risk	355,263	0.47	(347,471)	(0.52)	(450,537)	(0.68)	702,734	1.00	805,800	1.16
Claims for Special Attention	566,700	0.76	133,413	0.14	86,405	0.06	433,286	0.61	480,294	0.69
Sub-total	1,052,844	1.41	(244,675)	(0.43)	(442,806)	(0.74)	1,297,519	1.85	1,495,650	2.16
Normal Claims	73,236,018	98.58	4,447,041	0.43	5,635,693	0.74	68,788,976	98.14	67,600,325	97.83
Total	74,288,862	100.00	4,202,366		5,192,886		70,086,496	100.00	69,095,976	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Amount of Partial Direct Write-offs	725,006	(59,180)	(140,462)	784,186	865,469

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

	As of March 31, 2006	%	Change from September 30, 2005	%	Change from March 31, 2005	%	As of September 30, 2005	%	As of March 31, 2005	%
Claims against Bankrupt and Substantially Bankrupt Obligors	98,124	0.26	(1,720)	(0.01)	2,528	(0.00)	99,844	0.27	95,595	0.26
Claims with Collection Risk	254,577	0.67	(113,543)	(0.34)	(173,701)	(0.49)	368,120	1.02	428,279	1.17
Claims for Special Attention	245,825	0.65	7,167	(0.01)	(30,120)	(0.10)	238,658	0.66	275,945	0.75
Sub-total	598,527	1.59	(108,096)	(0.37)	(201,293)	(0.60)	706,623	1.97	799,820	2.19
Normal Claims	36,887,817	98.40	1,776,639	0.37	1,277,086	0.60	35,111,177	98.02	35,610,730	97.80
Total	37,486,345	100.00	1,668,543		1,075,793		35,817,801	100.00	36,410,551	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Amount of Partial Direct Write-offs	263,579	(7,878)	(30,538)	271,458	294,118

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)

	As of March 31, 2006	%	Change from September 30, 2005	%	Change from March 31, 2005	%	As of September 30, 2005	%	As of March 31, 2005	%
Claims against Bankrupt and Substantially Bankrupt Obligors	29,176	0.08	(27,822)	(0.09)	(66,824)	(0.24)	56,999	0.18	96,000	0.33
Claims with Collection Risk	90,339	0.27	(199,524)	(0.67)	(229,303)	(0.83)	289,863	0.94	319,642	1.11
Claims for Special Attention	252,553	0.76	93,495	0.24	84,057	0.17	159,057	0.51	168,495	0.58
Sub-total	372,068	1.12	(133,851)	(0.52)	(212,070)	(0.90)	505,920	1.64	584,138	2.03
Normal Claims	32,685,233	98.87	2,526,176	0.52	4,500,174	0.90	30,159,057	98.35	28,185,059	97.96
Total	33,057,302	100.00	2,392,324		4,288,103		30,664,977	100.00	28,769,198	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Amount of Partial Direct Write-offs	412,195	(47,948)	(91,452)	460,144	503,648

Mizuho Trust & Banking + Revitalization Subsidiary (Mizuho Asset)

Banking Account

	As of March 31, 2006	%	Change from September 30, 2005	%	Change from March 31, 2005	%	As of September 30, 2005	%	As of March 31, 2005	%
Claims against Bankrupt and Substantially Bankrupt Obligors	3,580	0.09	(1,072)	(0.03)	(11,551)	(0.33)	4,652	0.13	15,132	0.43
Claims with Collection Risk	10,346	0.28	(34,399)	(0.99)	(46,016)	(1.33)	44,745	1.27	56,362	1.61
Claims for Special Attention	68,282	1.87	36,565	0.96	37,776	0.99	31,717	0.90	30,505	0.87
Sub-total	82,208	2.25	1,093	(0.06)	(19,791)	(0.67)	81,115	2.32	101,999	2.92
Normal Claims	3,564,623	97.74	149,862	0.06	184,167	0.67	3,414,760	97.67	3,380,455	97.07
Total	3,646,832	100.00	150,956		164,376		3,495,876	100.00	3,482,455	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Amount of Partial Direct Write-offs	49,230	(3,353)	(18,471)	52,583	67,702

Trust Account

	As of March 31, 2006	%	Change from September 30, 2005	%	Change from March 31, 2005	%	As of September 30, 2005	%	As of March 31, 2005	%
Claims against Bankrupt and Substantially Bankrupt Obligors	-	-	(2)	(0.00)	(2,827)	(0.65)	2	0.00	2,827	0.65
Claims with Collection Risk	-	-	(4)	(0.00)	(1,516)	(0.34)	4	0.00	1,516	0.34
Claims for Special Attention	39	0.03	(3,814)	(3.53)	(5,308)	(1.19)	3,853	3.57	5,347	1.23
Sub-total	39	0.03	(3,820)	(3.53)	(9,652)	(2.19)	3,860	3.57	9,691	2.23
Normal Claims	98,344	99.96	(5,636)	3.53	(325,735)	2.19	103,981	96.42	424,079	97.76
Total	98,383	100.00	(9,457)		(335,387)		107,841	100.00	433,770	100.00

*Trust account denotes trust accounts with contracts indemnifying the principal amounts.

* Reserve for Indemnification of Impairment and Reserve for Possible Losses on Entrusted Loans¥3,291 million, ¥3,783 million, and ¥4,047 million for Mar. 31, 2006, Sep. 30, 2005, and Mar. 31, 2005, respectively) are not included in the above figures for Trust Account.

5. Status of Coverage on Disclosed Claims under the FRL

Non-Consolidated

(1) Disclosed Claims under the FRL and Coverage Amount

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries (Banking Account)

(Billions of yen)

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Claims against Bankrupt and Substantially Bankrupt Obligors	130.8	(30.6)	(75.8)	161.4	206.7
Collateral, Guarantees, and equivalent	*117.0*	*(30.0)*	*(68.3)*	*147.0*	*185.4*
Reserve for Possible Losses	*13.8*	*(0.6)*	*(7.4)*	*14.4*	*21.2*
Claims with Collection Risk	355.2	(347.4)	(449.0)	702.7	804.2
Collateral, Guarantees, and equivalent	*194.6*	*(52.5)*	*(118.4)*	*247.1*	*313.0*
Reserve for Possible Losses	*117.2*	*(254.1)*	*(253.2)*	*371.3*	*370.4*
Claims for Special Attention	566.6	137.2	91.7	429.4	474.9
Collateral, Guarantees, and equivalent	*200.1*	*17.3*	*47.5*	*182.7*	*152.6*
Reserve for Possible Losses	*124.5*	*44.3*	*28.6*	*80.1*	*95.9*
Total	1,052.8	(240.8)	(433.1)	1,293.6	1,485.9
Collateral, Guarantees, and equivalent	*511.7*	*(65.2)*	*(139.2)*	*576.9*	*651.0*
Reserve for Possible Losses	*255.6*	*(210.3)*	*(232.0)*	*466.0*	*487.6*

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Claims against Bankrupt and Substantially Bankrupt Obligors	98.1	(1.7)	2.5	99.8	95.5
Collateral, Guarantees, and equivalent	*93.1*	*(1.6)*	*3.1*	*94.8*	*90.0*
Reserve for Possible Losses	*4.9*	*(0.0)*	*(0.6)*	*5.0*	*5.5*
Claims with Collection Risk	254.5	(113.5)	(173.7)	368.1	428.2
Collateral, Guarantees, and equivalent	*154.6*	*(21.5)*	*(48.4)*	*176.1*	*203.0*
Reserve for Possible Losses	*73.3*	*(94.3)*	*(111.0)*	*167.6*	*184.3*
Claims for Special Attention	245.8	7.1	(30.1)	238.6	275.9
Collateral, Guarantees, and equivalent	*83.4*	*(2.2)*	*(14.2)*	*85.7*	*97.7*
Reserve for Possible Losses	*43.7*	*1.1*	*(1.5)*	*42.6*	*45.3*
Total	598.5	(108.0)	(201.2)	706.6	799.8
Collateral, Guarantees, and equivalent	*331.3*	*(25.4)*	*(59.5)*	*356.7*	*390.8*
Reserve for Possible Losses	*122.0*	*(93.3)*	*(113.2)*	*215.3*	*235.2*

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Claims against Bankrupt and Substantially Bankrupt Obligors	29.1	(27.8)	(66.8)	56.9	96.0
Collateral, Guarantees, and equivalent	*20.7*	*(27.1)*	*(59.9)*	*47.8*	*80.6*
Reserve for Possible Losses	*8.4*	*(0.6)*	*(6.9)*	*9.1*	*15.3*
Claims with Collection Risk	90.3	(199.5)	(229.3)	289.8	319.6
Collateral, Guarantees, and equivalent	*34.9*	*(18.5)*	*(51.9)*	*53.4*	*86.8*
Reserve for Possible Losses	*39.8*	*(143.6)*	*(121.1)*	*183.5*	*160.9*
Claims for Special Attention	252.5	93.4	84.0	159.0	168.4
Collateral, Guarantees, and equivalent	*80.5*	*(5.4)*	*36.3*	*86.0*	*44.1*
Reserve for Possible Losses	*67.7*	*36.8*	*21.7*	*30.8*	*45.9*
Total	372.0	(133.8)	(212.0)	505.9	584.1
Collateral, Guarantees, and equivalent	*136.2*	*(51.1)*	*(75.4)*	*187.4*	*211.7*
Reserve for Possible Losses	*115.9*	*(107.4)*	*(106.2)*	*223.4*	*222.2*

Mizuho Trust & Banking + Revitalization Subsidiary (Mizuho Asset) (Banking Account)

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Claims against Bankrupt and Substantially Bankrupt Obligors	3.5	(1.0)	(11.5)	4.6	15.1
Collateral, Guarantees, and equivalent	*3.1*	*(1.2)*	*(11.6)*	*4.3*	*14.7*
Reserve for Possible Losses	*0.4*	*0.1*	*0.0*	*0.2*	*0.4*
Claims with Collection Risk	10.3	(34.3)	(46.0)	44.7	56.3
Collateral, Guarantees, and equivalent	*5.0*	*(12.4)*	*(18.0)*	*17.5*	*23.0*
Reserve for Possible Losses	*4.0*	*(16.1)*	*(21.0)*	*20.1*	*25.0*
Claims for Special Attention	68.2	36.5	37.7	31.7	30.5
Collateral, Guarantees, and equivalent	*36.0*	*25.1*	*25.3*	*10.9*	*10.6*
Reserve for Possible Losses	*13.1*	*6.3*	*8.4*	*6.7*	*4.6*
Total	82.2	1.0	(19.7)	81.1	101.9
Collateral, Guarantees, and equivalent	*44.2*	*11.3*	*(4.2)*	*32.8*	*48.5*
Reserve for Possible Losses	*17.6*	*(9.5)*	*(12.5)*	*27.1*	*30.1*

(Reference) Trust Account

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Claims against Bankrupt and Substantially Bankrupt Obligors	-	(0.0)	(2.8)	0.0	2.8
Collateral, Guarantees, and equivalent	-	*(0.0)*	*(2.8)*	*0.0*	*2.8*
Claims with Collection Risk	-	(0.0)	(1.5)	0.0	1.5
Collateral, Guarantees, and equivalent	-	*(0.0)*	*(1.3)*	*0.0*	*1.3*
Claims for Special Attention	0.0	(3.8)	(5.3)	3.8	5.3
Collateral, Guarantees, and equivalent	-	*(1.9)*	*(3.1)*	*1.9*	*3.1*
Total	0.0	(3.8)	(9.6)	3.8	9.6
Collateral, Guarantees, and equivalent	-	*(1.9)*	*(7.3)*	*1.9*	*7.3*

* Trust account denotes trust accounts with contracts indemnifying the principal amounts.

(2) Coverage Ratio

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries (Banking Account)

(Billions of yen)

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Coverage Amount	767.3	(275.6)	(371.3)	1,043.0	1,138.7
Reserves for Possible Losses on Loans	255.6	(210.3)	(232.0)	466.0	487.6
Collateral, Guarantees, and equivalent	511.7	(65.2)	(139.2)	576.9	651.0

(%)

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Coverage Ratio	72.8	(7.7)	(3.7)	80.6	76.6
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	-	-	100.0	100.0
Claims with Collection Risk	87.7	(0.2)	2.7	88.0	84.9
Claims for Special Attention	57.2	(3.9)	4.9	61.2	52.3
Claims against Special Attention Obligors	*59.5*	*(4.9)*	*5.5*	*64.5*	*54.0*

Reserve Ratio against Non-collateralized Claims (%)

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	-	-	100.0	100.0
Claims with Collection Risk	72.9	(8.5)	(2.4)	81.5	75.4
Claims for Special Attention	33.9	1.4	4.2	32.5	29.7
Claims against Special Attention Obligors	*34.3*	*(0.8)*	*2.4*	*35.1*	*31.9*

(Reference) Reserve Ratio (%)

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Claims against Special Attention Obligors	21.11	1.87	(0.44)	19.24	21.56
Claims against Watch Obligors excluding Special Attention Obligors	11.35	1.57	3.06	9.77	8.28
Claims against Normal Obligors	0.11	(0.00)	0.00	0.12	0.11

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

(Billions of yen)

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Coverage Amount	453.3	(118.8)	(172.7)	572.1	626.1
Reserves for Possible Losses on Loans	122.0	(93.3)	(113.2)	215.3	235.2
Collateral, Guarantees, and equivalent	331.3	(25.4)	(59.5)	356.7	390.8

(%)

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Coverage Ratio	75.7	(5.2)	(2.5)	80.9	78.2
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	-	-	100.0	100.0
Claims with Collection Risk	89.5	(3.8)	(0.9)	93.4	90.4
Claims for Special Attention	51.7	(2.0)	(0.0)	53.8	51.8
Claims against Special Attention Obligors	*54.4*	*(2.0)*	*1.5*	*56.5*	*52.9*

Reserve Ratio against Non-collateralized Claims (%)

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	-	-	100.0	100.0
Claims with Collection Risk	73.3	(14.0)	(8.5)	87.3	81.8
Claims for Special Attention	26.9	(0.9)	1.5	27.9	25.4
Claims against Special Attention Obligors	*28.0*	*(1.0)*	*2.1*	*29.1*	*25.9*

(Reference) Reserve Ratio (%)

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Claims against Special Attention Obligors	17.76	(0.12)	1.27	17.89	16.49
Claims against Watch Obligors excluding Special Attention Obligors	7.00	0.06	0.76	6.94	6.24
Claims against Normal Obligors	0.15	(0.00)	(0.00)	0.16	0.15

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)

(Billions of yen)

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Coverage Amount	252.2	(158.6)	(181.7)	410.8	433.9
Reserves for Possible Losses on Loans	115.9	(107.4)	(106.2)	223.4	222.2
Collateral, Guarantees, and equivalent	136.2	(51.1)	(75.4)	187.4	211.7

(%)

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Coverage Ratio	67.7	(13.4)	(6.5)	81.2	74.2
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	-	-	100.0	100.0
Claims with Collection Risk	82.7	1.0	5.2	81.7	77.5
Claims for Special Attention	58.7	(14.7)	5.2	73.4	53.4
Claims against Special Attention Obligors	*61.2*	*(13.5)*	*5.8*	*74.7*	*55.3*

Reserve Ratio against Non-collateralized Claims (%)

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	-	-	100.0	100.0
Claims with Collection Risk	71.9	(5.6)	2.7	77.6	69.1
Claims for Special Attention	39.3	(2.8)	2.3	42.2	36.9
Claims against Special Attention Obligors	*38.7*	*(5.7)*	*1.2*	*44.5*	*37.5*

(Reference) Reserve Ratio (%)

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Claims against Special Attention Obligors	24.57	4.35	(2.29)	20.22	26.86
Claims against Watch Obligors excluding Special Attention Obligors	17.88	4.45	7.46	13.42	10.41
Claims against Normal Obligors	0.06	(0.00)	(0.00)	0.06	0.06

Mizuho Trust & Banking + Revitalization Subsidiary (Mizuho Asset)(Banking Account)

(Billions of yen)

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Coverage Amount	61.8	1.8	(16.8)	60.0	78.6
Reserves for Possible Losses on Loans	17.6	(9.5)	(12.5)	27.1	30.1
Collateral, Guarantees, and equivalent	44.2	11.3	(4.2)	32.8	48.5

(%)

Coverage Ratio	75.2	1.2	(1.8)	73.9	77.1
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	-	-	100.0	100.0
Claims with Collection Risk	87.7	3.5	2.3	84.2	85.4
Claims for Special Attention	72.0	16.3	21.7	55.6	50.2
Claims against Special Attention Obligors	*73.2*	*14.8*	*21.9*	*58.4*	*51.3*

Reserve Ratio against Non-collateralized Claims (%)

Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	-	-	100.0	100.0
Claims with Collection Risk	76.2	2.0	0.7	74.1	75.4
Claims for Special Attention	40.6	8.3	17.2	32.3	23.4
Claims against Special Attention Obligors	*42.0*	*7.3*	*17.3*	*34.6*	*24.7*

(Reference) Reserve Ratio (%)

Claims against Special Attention Obligors	19.39	(2.68)	3.38	22.07	16.00
Claims against Watch Obligors excluding Special Attention Obligors	3.99	(0.51)	(2.11)	4.50	6.10
Claims against Normal Obligors	0.21	0.00	0.15	0.21	0.05

6. Overview of Disclosure of Non-Performing Loans(NPLs)

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries (Banking Account)

(Billions of yen)



1.
SELF-ASSESSMENT
Categorization
Obligor
Non-Category
Category II
Category III
Category IV (Non-Collateralized)
Bankrupt and Substantially Bankrupt Obligors
130.8
130.8
Collateral, Guarantees, etc. : 117.0
Reserves for Possible Losses : 13.8
Reserve Ratio 100%
Direct Write-offs
Intensive Control Obligors
355.2
311.8
43.4
Collateral, Guarantees, etc. : 194.6
Reserves for Possible Losses : 117.2
Reserve Ratio 72.9%
Watch Obligors
Claims for Special Attention
566.6
Reserve Ratio against Uncovered Portion 33.9%
Collateral, Guarantees, etc. : 200.1
Reserves for Possible Losses: 124.5
Special Attention Obligors
Other Watch Obligors
Normal Obligors
Total
74,190.4
2.
Disclosed Claims under the Financial Reconstruction Law
Claims against Bankrupt and Substantially Bankrupt Obligors
130.8
Coverage Ratio 100%
Claims with Collection Risk
355.2
Coverage Ratio 87.7%
Claims for Special Attention (Note1)
566.6
Coverage Ratio 57.2%
Total Coverage Ratio 72.8%
Claims against Special Attention Obligors
-Coverage Ratio: 59.5%
-Reserve Ratio for Uncovered Portion: 34.3%
-Reverve Ratio against Entire Claim: 21.1%
Reserve Ratio against Total Claims
-Other Watch Obligors 11.35%
-Normal Obligors 0.11%
Total
1,052.8
3.
Non-Accrual, Past Due & Restructured Loans
Loans to Bankrupt Obligors
28.7
Non-Accrual Delinquent Loans
432.5
25.1 (Note 2)
Loans Past Due for 3 Months or More
13.9
Restructured Loans
552.3
Total
1,027.6

Note 1 Claims for Special Attention is denoted in individual loans basis.
Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

Note 2 The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRL represents claims other than loans included in Disclosed Claims under the FRL.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

1. Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRL)

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries (Banking Account + Trust Account)

(Billions of yen)

	Fiscal 2002		Fiscal 2003		Fiscal 2004		Fiscal 2005					
								As of March 31, 2006				
	Before September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures of the 3 Banks	Change from September 30, 2005
Claims against Bankrupt and Substantially Bankrupt Obligors	1,994.3	526.0	420.6	236.9	172.8	71.3	45.6	15.5	0.9	1.8	18.2	(27.3)
Claims with Collection Risk	4,636.0	544.7	353.0	192.7	129.7	50.8	37.9	14.9	16.4	0.1	31.5	(6.4)
Amount Categorized as above before September 30, 2002	6,630.3	1,070.7	773.6	429.7	302.6	122.2	83.5	30.5	17.3	1.9	49.7	(33.7)
of which the amount which was in the process of being removed from the balance sheet	*751.8*	*399.8*	*323.8*	*194.2*	*137.2*	*65.7*	*44.1*	*13.6*	*0.9*	*1.8*	*16.3*	*(27.7)*
Claims against Bankrupt and Substantially Bankrupt Obligors		89.1	82.1	83.4	62.9	30.8	25.1	5.5	10.5	0.1	16.1	(9.0)
Claims with Collection Risk		720.3	521.4	237.6	124.9	18.1	13.7	8.5	0.0	0.0	8.5	(5.1)
Amount Newly Categorized as above during the Second Half of Fiscal 2002		809.5	603.5	321.0	187.8	49.0	38.8	14.0	10.5	0.1	24.6	(14.1)
of which the amount which was in the process of being removed from the balance sheet		*57.0*	*74.0*	*45.2*	*32.6*	*15.9*	*14.2*	*4.9*	*0.6*	*0.1*	*5.6*	*(8.5)*
Claims against Bankrupt and Substantially Bankrupt Obligors			45.7	28.1	23.5	9.5	6.3	2.7	0.0	0.2	3.0	(3.3)
Claims with Collection Risk			344.5	163.9	71.8	27.4	11.7	7.5	0.2	0.6	8.4	(3.3)
Amount Newly Categorized as above during the First Half of Fiscal 2003			390.3	192.0	95.3	37.0	18.1	10.3	0.3	0.8	11.4	(6.6)
of which the amount which was in the process of being removed from the balance sheet			*40.9*	*23.4*	*20.8*	*11.3*	*5.8*	*2.6*	*0.0*	*0.2*	*2.9*	*(2.8)*
Claims against Bankrupt and Substantially Bankrupt Obligors				87.3	75.1	31.2	13.1	4.8	0.7	0.0	5.6	(7.4)
Claims with Collection Risk				438.5	86.0	29.1	15.4	8.5	3.0	0.0	11.6	(3.7)
Amount Newly Categorized as above during the Second Half of Fiscal 2003				525.9	161.1	60.4	28.6	13.4	3.8	0.0	17.3	(11.2)
of which the amount which was in the process of being removed from the balance sheet				*83.7*	*62.7*	*25.8*	*10.5*	*3.2*	*0.7*	*0.0*	*4.0*	*(6.4)*
Claims against Bankrupt and Substantially Bankrupt Obligors					65.8	26.3	20.8	8.5	8.9	0.0	17.5	(3.3)
Claims with Collection Risk					449.9	46.0	25.5	12.9	4.6	0.3	17.9	(7.5)
Amount Newly Categorized as above during the First Half of Fiscal 2004					515.7	72.3	46.3	21.4	13.6	0.4	35.5	(10.8)
of which the amount which was in the process of being removed from the balance sheet					*39.9*	*25.6*	*17.6*	*5.8*	*8.9*	*0.0*	*14.9*	*(2.7)*
Claims against Bankrupt and Substantially Bankrupt Obligors						40.1	22.8	34.5	2.4	1.2	38.2	15.3
Claims with Collection Risk						634.0	476.8	56.4	18.0	2.1	76.6	(400.2)
Amount Newly Categorized as above during the Second Half of Fiscal 2004						674.1	499.7	90.9	20.5	3.3	114.8	(384.9)
of which the amount which was in the process of being removed from the balance sheet						*24.1*	*22.6*	*10.4*	*2.2*	*1.2*	*13.9*	*(8.6)*
Claims against Bankrupt and Substantially Bankrupt Obligors							27.5	12.4	3.2	0.0	15.8	(11.7)
Claims with Collection Risk							121.4	31.8	32.5	1.4	65.8	(55.5)
Amount Newly Categorized as above during the First Half of Fiscal 2005							148.9	44.3	35.7	1.5	81.6	(67.2)
of which the amount which was in the process of being removed from the balance sheet							*23.0*	*11.7*	*0.3*	*0.0*	*12.1*	*(10.9)*
Claims against Bankrupt and Substantially Bankrupt Obligors								13.8	2.2	0.0	16.2	16.2
Claims with Collection Risk								113.7	15.3	5.4	134.5	134.5
Amount Newly Categorized as above during the Second Half of Fiscal 2005								127.6	17.5	5.5	150.8	150.8
of which the amount which was in the process of being removed from the balance sheet								*13.8*	*0.4*	*0.0*	*14.4*	*14.4*
Claims against Bankrupt and Substantially Bankrupt Obligors		615.1	548.6	435.9	400.2	209.5	161.4	98.1	29.1	3.5	130.8	(30.6)
Claims with Collection Risk		1,265.0	1,218.9	1,032.8	862.5	805.8	702.7	254.5	90.3	10.3	355.2	(347.4)
Total		1,880.2	1,767.6	1,468.7	1,262.8	1,015.3	864.2	352.7	119.5	13.9	486.1	(378.0)
of which the amount which was in the process of being removed from the balance sheet		*456.9*	*438.8*	*346.6*	*293.4*	*168.7*	*138.0*	*66.4*	*14.4*	*3.5*	*84.4*	*(53.6)*

* Trust account denotes trust accounts with contracts indemnifying the principal amounts.
* [ ] denotes newly categorized amounts.
* Figures between the first half of fiscal 2003 and the first half of fiscal 2005 include those of revitalization subsidiaries.

2. Progress in Removal of NPLs from the Balance Sheet (Accumulated Removal Amount and Removal Ratio)

Aggregated Figures of the 3 Banks and Financial Subsidiaries for Corporate Revitalization (Banking Account + Trust Account)

(Billions of yen) (%) (%)

	Amount	Balance at March 31, 2006	Accumulated Removal Amount	Accumulated Removal Ratio (%)	Modified Accumulated Removal Ratio* (%)
As of September 30, 2002	6,630.3	49.7	6,580.6	99.2	99.4
Second Half of Fiscal 2002	809.5	24.6	784.8	96.9	97.6
First Half of Fiscal 2003	390.3	11.4	378.8	97.0	97.8
Second Half of Fiscal 2003	525.9	17.3	508.5	96.7	97.4
First Half of Fiscal 2004	515.7	35.5	480.2	93.1	96.0
Second Half of Fiscal 2004	674.1	114.8	559.3	82.9	85.0
First Half of Fiscal 2005	148.9	81.6	67.2	45.1	53.3
Second Half of Fiscal 2005	150.8	150.8			
Total	9,845.8	486.1	9,359.7		

* Modified accumulated removal ratios are based on the accumulated remova amount including the amount which was in the process of being removed from the balance sheet.

3. Breakdown of Reasons for Removal of NPLs from the Balance Sheet during Fiscal 2005

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries (Banking Account + Trust Account)

(Billions of yen)

	Newly Categorized							Amount Removed from B/S in the Second Half of Fiscal 2005
	Fiscal 2002		Fiscal 2003		Fiscal 2004		Fiscal 2005	
	Accumulated as of September 30, 2002	in the Second Half	in the First Half	in the Second Half	in the First Half	in the Second Half	in the First Half	
Liquidation	(31.8)	(1.3)	(0.8)	(4.4)	(1.6)	(0.5)	0.0	**(40.7)**
Restructuring	(10.3)	(24.3)	(0.2)	(7.7)	(0.4)	(0.4)	(12.3)	**(55.8)**
Improvement in Business Performance due to Restructuring	-	-	-	-	-	-	(3.1)	**(3.1)**
Securitization	(17.9)	(0.9)	(3.9)	(3.6)	(8.2)	(9.9)	(2.9)	**(47.6)**
Direct Write-off	61.7	26.1	2.1	18.2	9.4	(69.1)	(2.6)	**45.8**
Other	(35.2)	(13.7)	(3.8)	(13.7)	(9.9)	(304.8)	(46.1)	**(427.3)**
Debt recovery	(33.6)	(11.5)	(2.8)	(12.4)	(7.1)	(114.3)	(35.0)	**(217.0)**
Improvement in Business Performance	(1.6)	(2.2)	(0.9)	(1.2)	(2.7)	(190.4)	(11.0)	**(210.2)**
Total	(33.7)	(14.1)	(6.6)	(11.2)	(10.8)	(384.9)	(67.2)	**(528.9)**

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

	Accumulated as of September 30, 2002	Fiscal 2002 in the Second Half	Fiscal 2003 in the First Half	Fiscal 2003 in the Second Half	Fiscal 2004 in the First Half	Fiscal 2004 in the Second Half	Fiscal 2005 in the First Half	Amount Removed from B/S in the Second Half of Fiscal 2005
Liquidation	(12.2)	(1.3)	(0.8)	(4.4)	(1.6)	(0.3)	0.0	**(20.8)**
Restructuring	-	(23.4)	(0.1)	(7.7)	(0.2)	(0.1)	(8.6)	**(40.3)**
Improvement in Business Performance due to Restructuring	-	-	-	-	-	-	(2.0)	**(2.0)**
Securitization	(10.9)	(0.6)	(3.4)	(3.4)	(8.0)	(9.8)	(2.0)	**(38.5)**
Direct Write-off	21.3	24.8	1.8	13.6	8.2	(70.3)	(5.6)	**(6.1)**
Other	(5.6)	(11.1)	(3.7)	(5.2)	(7.5)	(63.5)	(38.0)	**(134.9)**
Debt recovery	(4.0)	(10.1)	(2.7)	(3.9)	(5.0)	(16.2)	(27.4)	**(69.7)**
Improvement in Business Performance	(1.6)	(0.9)	(0.9)	(1.2)	(2.5)	(47.2)	(10.5)	**(65.1)**
Total	(7.5)	(11.7)	(6.4)	(7.2)	(9.2)	(144.2)	(56.4)	**(242.9)**

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)

	Accumulated as of September 30, 2002	Fiscal 2002 in the Second Half	Fiscal 2003 in the First Half	Fiscal 2003 in the Second Half	Fiscal 2004 in the First Half	Fiscal 2004 in the Second Half	Fiscal 2005 in the First Half	Amount Removed from B/S in the Second Half of Fiscal 2005
Liquidation	(19.6)	(0.0)	-	-	-	-	-	**(19.6)**
Restructuring	(10.2)	-	(0.0)	-	(0.2)	-	(3.7)	**(14.2)**
Improvement in Business Performance due to Restructuring	-	-	-	-	-	-	-	-
Securitization	(1.5)	(0.2)	-	(0.1)	-	(0.0)	(0.0)	**(2.1)**
Direct Write-off	34.9	0.5	0.0	4.5	0.9	5.0	3.0	**49.1**
Other	(29.3)	(2.2)	(0.0)	(8.3)	(1.8)	(209.5)	(6.8)	**(258.1)**
Debt recovery	(29.3)	(1.0)	(0.0)	(8.3)	(1.8)	(76.2)	(6.8)	**(123.6)**
Improvement in Business Performance	-	(1.2)	-	-	-	(133.2)	-	**(134.4)**
Total	(25.8)	(2.0)	(0.0)	(3.8)	(1.0)	(204.4)	(7.5)	**(244.9)**

Mizuho Trust & Banking + Revitalization Subsidiary (Mizuho Asset) (Banking Account + Trust Account)

	Accumulated as of September 30, 2002	Fiscal 2002 in the Second Half	Fiscal 2003 in the First Half	Fiscal 2003 in the Second Half	Fiscal 2004 in the First Half	Fiscal 2004 in the Second Half	Fiscal 2005 in the First Half	Amount Removed from B/S in the Second Half of Fiscal 2005
Liquidation	-	(0.0)	-	-	-	(0.2)	-	**(0.2)**
Restructuring	(0.0)	(0.8)	-	-	-	(0.3)	(0.0)	**(1.2)**
Improvement in Business Performance due to Restructuring	-	-	-	-	-	-	(1.1)	**(1.1)**
Securitization	(5.4)	-	(0.4)	-	(0.2)	(0.0)	(0.8)	**(6.9)**
Direct Write-off	5.4	0.8	0.3	-	0.1	(3.8)	(0.0)	**2.8**
Other	(0.2)	(0.3)	(0.1)	(0.1)	(0.4)	(31.7)	(1.2)	**(34.3)**
Debt recovery	(0.2)	(0.3)	(0.0)	(0.1)	(0.2)	(21.7)	(0.7)	**(23.6)**
Improvement in Business Performance	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)	(9.9)	(0.4)	**(10.6)**
Total	(0.3)	(0.3)	(0.2)	(0.1)	(0.5)	(36.1)	(3.2)	**(41.0)**

(Reference: Breakdown of Accumulated Amount Removed from the Balance Sheet (Banking Account + Trust Account))

(Billions of yen)

	Amount Removed							Accumulated Removed Amount from Second Half of Fiscal 2000
	Up to Second Half of Fiscal 2002(*)	In First Half of Fiscal 2003	In Second Half of Fiscal 2003	In First Half of Fiscal 2004	In Second Half of Fiscal 2004	In First Half of Fiscal 2005	In Second Half of Fiscal 2005	
Liquidation	(962.2)	(20.6)	(129.5)	(27.3)	(160.3)	(28.5)	(40.7)	**(1,369.4)**
Restructuring	(994.5)	(46.4)	(320.8)	(139.5)	(98.6)	(12.5)	(55.8)	**(1,668.4)**
Improvement in Business Performance due to Restructuring	(121.2)	(6.4)	(43.9)	(0.5)	(2.9)	(1.0)	(3.1)	**(179.4)**
Securitization	(2,637.6)	(116.0)	(411.9)	(254.1)	(502.5)	(153.2)	(47.6)	**(4,123.3)**
Direct Write-off	1,761.8	19.3	519.6	128.6	363.0	99.2	45.8	**2,937.6**
Other	(2,605.8)	(332.6)	(438.1)	(428.7)	(520.0)	(203.8)	(427.3)	**(4,956.6)**
Debt recovery		(224.2)	(313.7)	(160.7)	(291.4)	(148.5)	(217.0)	
Improvement in Business Performance		(108.3)	(124.4)	(267.9)	(228.6)	(55.2)	(210.2)	
Total	(5,559.7)	(502.9)	(824.7)	(721.7)	(921.6)	(300.0)	(528.9)	**(9,359.7)**

* From the Second Half of Fiscal 2000 to the Second Half of Fiscal 2002.

8. Principal Amounts of NPLs Sold

Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries (Billions of yen)

(Banking Account + Trust Account)

	Fiscal 2005	Change from Fiscal 2004	Fiscal 2004
Principal Amounts of NPLs Sold	231.0	(600.3)	831.4
To RCC	15.1	(27.5)	42.7
To Others	215.9	(572.8)	788.7

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

Principal Amounts of NPLs Sold	131.7	(558.2)	689.9
To RCC	14.9	(27.2)	42.2
To Others	116.7	(530.9)	647.6

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)

Principal Amounts of NPLs Sold	79.4	(41.7)	121.2
To RCC	0.1	(0.2)	0.4
To Others	79.2	(41.4)	120.7

Mizuho Trust & Banking + Revitalization Subsidiary (Mizuho Asset) (Banking Account + Trust Account)

Principal Amounts of NPLs Sold	19.8	(0.4)	20.3
To RCC	-	-	-
To Others	19.8	(0.4)	20.3

* RCC: Resolution and Collection Corporation.

9. Debt Forgiveness

Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries (Number of cases, Billions of yen)

(Banking Account + Trust Account)

	Fiscal 2005	Change from Fiscal 2004	Fiscal 2004
Number of Debt Forgiveness Cases	15	-	15
Total Debt Forgiveness (Book Value)	32.6	(100.1)	132.7

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

Number of Debt Forgiveness Cases	7	-	7
Total Debt Forgiveness (Book Value)	27.2	3.4	23.8

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)

Number of Debt Forgiveness Cases	7	(1)	8
Total Debt Forgiveness (Book Value)	4.2	(103.9)	108.2

Mizuho Trust & Banking + Revitalization Subsidiary (Mizuho Asset) (Banking Account + Trust Account)

Number of Debt Forgiveness Cases	4	1	3
Total Debt Forgiveness (Book Value)	1.0	0.3	0.6

* The above figures do not include debt forgiveness following legal bankruptcy procedures.

10.Status of Loans by Industry

(1) Outstanding Loans and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

(Banking Account + Trust Account)

(Billions of yen)

	As of March 31, 2006		Change from September 30, 2005		Change from March 31, 2005		As of September 30, 2005		As of March 31, 2005	
	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	60,685.2	981.9	1,178.6	(231.2)	984.8	(414.0)	59,506.5	1,213.2	59,700.4	1,396.0
Manufacturing	7,389.2	91.9	117.4	(1.6)	(161.5)	(21.5)	7,271.7	93.5	7,550.7	113.4
Agriculture	41.6	0.4	(0.3)	(0.1)	(2.6)	(0.2)	41.9	0.5	44.2	0.7
Forestry	1.1	0.0	(0.0)	-	(0.1)	0.0	1.2	0.0	1.3	-
Fishery	4.2	0.0	(7.2)	0.0	(1.8)	0.0	11.4	-	6.0	-
Mining	131.9	0.0	9.0	(0.0)	(6.2)	0.0	122.8	0.0	138.1	-
Construction	1,472.7	46.0	(88.5)	(39.7)	(174.2)	(46.0)	1,561.2	85.8	1,646.9	92.0
Utilities	949.1	0.1	(49.0)	(0.1)	(108.1)	(0.1)	998.2	0.1	1,057.2	0.3
Communication	779.3	6.0	(69.5)	(1.9)	(112.9)	(5.7)	848.8	7.9	892.2	11.7
Transportation	2,967.7	217.7	(23.3)	83.5	(59.3)	141.7	2,991.0	134.2	3,027.1	76.0
Wholesale & Retail	6,441.8	176.6	(214.4)	(59.4)	(487.3)	(155.3)	6,656.2	236.0	6,929.1	331.9
Finance & Insurance	8,136.2	4.9	1,316.9	(1.6)	1,153.2	(3.3)	6,819.3	6.6	6,982.9	8.3
Real Estate	7,059.4	174.7	(295.9)	(80.2)	461.2	(117.0)	7,355.4	255.0	6,598.2	291.8
Service Industries	10,399.3	128.8	409.8	(107.5)	454.0	(145.9)	9,989.5	236.3	9,945.3	274.8
Local Government	587.7	-	229.6	-	109.1	-	358.1	-	478.5	-
Other	14,323.5	134.4	(155.7)	(22.4)	(78.3)	(60.2)	14,479.3	156.8	14,401.9	194.6
Overseas Total (including Loans Booked Offshore)	6,302.3	45.7	1,323.3	(9.1)	2,109.3	(18.9)	4,979.0	54.8	4,192.9	64.6
Governments	247.7	2.9	14.1	(5.3)	92.8	(7.5)	233.5	8.3	154.8	10.5
Financial Institutions	1,281.3	6.7	468.8	6.7	649.1	6.7	812.5	-	632.2	-
Other	4,773.2	35.9	840.4	(10.5)	1,367.3	(18.1)	3,932.8	46.4	3,405.8	54.1
Total	66,987.5	1,027.6	2,502.0	(240.3)	3,094.1	(432.9)	64,485.5	1,268.0	63,893.4	1,460.6

*Loans to Finance & Insurance sector as of March 31, 2006 include loans to MHFG of¥965.0 billion from MHBK (¥623.0 billion) and MHCB (¥342.0 billion).

* Amounts of outstanding loans are aggregated figures of banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

(Billions of yen)

	As of March 31, 2006						As of September 30, 2005		As of March 31, 2005	
			Change from September 30, 2005		Change from March 31, 2005					
	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	34,188.5	591.6	333.8	(107.9)	(90.4)	(198.8)	33,854.7	699.5	34,279.0	790.5
Manufacturing	3,358.8	59.8	(130.7)	3.2	(229.3)	(8.2)	3,489.6	56.6	3,588.2	68.1
Agriculture	40.1	0.4	0.0	(0.1)	(1.9)	(0.2)	40.0	0.5	42.0	0.7
Forestry	1.1	0.0	(0.0)	-	(0.1)	0.0	1.2	0.0	1.3	-
Fishery	2.1	0.0	(0.1)	0.0	0.4	0.0	2.2	-	1.7	-
Mining	10.7	0.0	(2.5)	(0.0)	(2.4)	0.0	13.3	0.0	13.2	-
Construction	871.8	32.5	(43.5)	(27.5)	(107.1)	(29.7)	915.4	60.0	979.0	62.2
Utilities	86.5	0.1	0.0	(0.0)	(1.0)	(0.1)	86.5	0.1	87.6	0.3
Communication	436.5	5.0	14.3	(1.5)	(8.5)	(2.0)	422.2	6.5	445.0	7.1
Transportation	988.5	52.0	4.6	20.2	12.0	12.4	983.9	31.7	976.5	39.5
Wholesale & Retail	4,643.4	84.8	(161.5)	11.0	(277.9)	(9.0)	4,805.0	73.7	4,921.4	93.9
Finance & Insurance	1,917.1	4.4	334.9	1.0	387.6	0.3	1,582.1	3.4	1,529.4	4.1
Real Estate	3,766.1	139.2	(61.7)	(75.5)	(71.8)	(88.9)	3,827.9	214.7	3,837.9	228.1
Service Industries	6,689.7	107.5	207.7	(21.4)	107.3	(32.4)	6,481.9	128.9	6,582.4	139.9
Local Government	277.6	-	8.4	-	6.9	-	269.2	-	270.7	-
Other	11,097.7	105.5	164.0	(17.3)	95.5	(40.6)	10,933.7	122.8	11,002.1	146.2
Overseas Total (including Loans Booked Offshore)	-	-	-	-	-	-	-	-	-	-
Governments	-	-	-	-	-	-	-	-	-	-
Financial Institutions	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-
Total	34,188.5	591.6	333.8	(107.9)	(90.4)	(198.8)	33,854.7	699.5	34,279.0	790.5

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)

	As of March 31, 2006						As of September 30, 2005		As of March 31, 2005	
			Change from September 30, 2005		Change from March 31, 2005					
	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	21,965.8	310.3	571.0	(119.9)	1,115.1	(188.0)	21,394.8	430.2	20,850.7	498.4
Manufacturing	3,634.3	27.5	216.1	(3.4)	49.4	(9.7)	3,418.1	30.9	3,584.8	37.2
Agriculture	1.5	-	(0.3)	-	(0.6)	-	1.8	-	2.1	-
Forestry	-	-	-	-	-	-	-	-	-	-
Fishery	2.1	-	0.9	-	1.4	-	1.1	-	0.6	-
Mining	114.4	-	12.8	-	(3.4)	-	101.6	-	117.9	-
Construction	479.8	12.6	(33.7)	(10.9)	(62.8)	(14.7)	513.6	23.6	542.6	27.3
Utilities	757.4	-	(23.6)	-	(75.7)	-	781.1	-	833.2	-
Communication	324.2	0.9	(43.1)	(0.2)	(57.2)	(3.4)	367.3	1.2	381.4	4.4
Transportation	1,760.0	116.4	(28.2)	41.8	(28.9)	104.4	1,788.2	74.6	1,789.0	11.9
Wholesale & Retail	1,584.8	91.1	(69.2)	(69.3)	(215.5)	(136.5)	1,654.1	160.4	1,800.4	227.6
Finance & Insurance	5,688.5	0.4	954.2	(2.5)	735.9	(3.4)	4,734.2	2.9	4,952.5	3.8
Real Estate	2,347.7	24.2	(294.8)	(5.9)	448.3	(16.7)	2,642.6	30.2	1,899.4	40.9
Service Industries	3,461.7	13.1	210.0	(67.3)	354.6	(93.1)	3,251.6	80.4	3,107.0	106.3
Local Government	43.2	-	10.9	-	14.7	-	32.2	-	28.4	-
Other	1,765.6	23.7	(341.0)	(1.9)	(45.2)	(14.8)	2,106.6	25.7	1,810.8	38.5
Overseas Total (including Loans Booked Offshore)	6,297.6	44.1	1,324.5	(9.1)	2,116.1	(18.9)	4,973.0	53.3	4,181.5	63.1
Governments	245.9	2.9	15.2	(5.3)	93.8	(7.5)	230.7	8.3	152.1	10.5
Financial Institutions	1,281.3	6.7	468.8	6.7	649.1	6.7	812.5	-	632.2	-
Other	4,770.3	34.4	840.5	(10.5)	1,373.1	(18.2)	3,929.7	44.9	3,397.1	52.6
Total	28,263.5	354.5	1,895.6	(129.0)	3,231.2	(207.0)	26,367.8	483.6	25,032.2	561.5

Mizuho Trust & Banking + Revitalization Subsidiary (Mizuho Asset) (Banking Account + Trust Account)

	As of March 31, 2006						As of September 30, 2005		As of March 31, 2005	
			Change from September 30, 2005		Change from March 31, 2005					
	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	4,530.8	79.9	273.7	(3.4)	(39.7)	(27.1)	4,257.0	83.3	4,570.6	107.1
Manufacturing	395.9	4.5	32.0	(1.3)	18.3	(3.5)	363.9	5.9	377.6	8.0
Agriculture	-	-	-	-	-	-	-	-	-	-
Forestry	-	-	-	-	-	-	-	-	-	-
Fishery	-	-	(8.0)	-	(3.7)	-	8.0	-	3.7	-
Mining	6.6	-	(1.2)	-	(0.3)	-	7.9	-	7.0	-
Construction	120.9	0.8	(11.2)	(1.2)	(4.2)	(1.5)	132.1	2.1	125.2	2.4
Utilities	105.0	-	(25.4)	-	(31.2)	-	130.5	-	136.3	-
Communication	18.5	-	(40.6)	(0.1)	(47.1)	(0.2)	59.2	0.1	65.7	0.2
Transportation	219.1	49.3	0.2	21.5	(42.4)	24.7	218.8	27.8	261.5	24.5
Wholesale & Retail	213.4	0.6	16.3	(1.1)	6.1	(9.7)	197.0	1.8	207.3	10.4
Finance & Insurance	530.5	-	27.6	(0.2)	29.5	(0.2)	502.8	0.2	500.9	0.2
Real Estate	945.5	11.3	60.6	1.2	84.6	(11.4)	884.8	10.0	860.8	22.7
Service Industries	247.8	8.1	(8.0)	(18.8)	(8.0)	(20.4)	255.9	26.9	255.8	28.5
Local Government	266.8	-	210.2	-	87.4	-	56.5	-	179.3	-
Other	1,460.2	5.0	21.1	(3.1)	(128.7)	(4.7)	1,439.0	8.2	1,588.9	9.8
Overseas Total (including Loans Booked Offshore)	4.6	1.5	(1.2)	0.0	(6.7)	0.0	5.9	1.5	11.4	1.4
Governments	1.7	-	(1.0)	-	(0.9)	-	2.8	-	2.7	-
Financial Institutions	-	-	-	-	-	-	-	-	-	-
Other	2.9	1.5	(0.1)	0.0	(5.7)	0.0	3.0	1.5	8.7	1.4
Total	4,535.5	81.5	272.5	(3.3)	(46.5)	(27.0)	4,262.9	84.8	4,582.0	108.5

* Amounts of outstanding loans are aggregated figures of banking and trust accounts, and amounts of non-accrual, past due & restructured loans are aggregated figures of banking account and trust account with contracts indemnifying the principal amounts.

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

(Banking Account + Trust Account)

(Billions of yen, %)

	As of March 31, 2006						As of September 30,2005		As of March 31, 2005	
			Change from September 30, 2005		Change from March 31, 2005					
	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	1,002.3	73.0	(234.0)	(8.5)	(423.5)	(4.3)	1,236.4	81.5	1,425.8	77.3
Manufacturing	95.3	73.7	(1.0)	(12.3)	(20.9)	(4.9)	96.3	86.0	116.2	78.7
Agriculture	0.4	85.3	(0.1)	(9.2)	(0.2)	(7.6)	0.5	94.6	0.7	93.0
Forestry	0.0	100.0	-	-	0.0	-	0.0	100.0	-	-
Fishery	0.0	72.3	0.0	(27.6)	0.0	(27.6)	0.0	100.0	0.0	100.0
Mining	0.0	100.0	(0.0)	-	0.0	-	0.0	100.0	-	-
Construction	46.7	73.4	(40.4)	(9.7)	(50.7)	(8.7)	87.2	83.2	97.5	82.2
Utilities	0.1	100.0	(0.6)	-	(0.8)	-	0.7	100.0	1.0	100.0
Communication	6.0	70.1	(1.9)	(4.0)	(5.7)	1.7	8.0	74.2	11.8	68.4
Transportation	217.9	67.4	83.5	(4.6)	141.1	(1.1)	134.3	72.0	76.8	68.5
Wholesale & Retail	177.8	61.4	(59.6)	(12.7)	(157.3)	(7.6)	237.4	74.1	335.1	69.1
Finance & Insurance	4.9	55.6	(1.6)	(8.6)	(3.3)	(20.5)	6.6	64.3	8.3	76.1
Real Estate	176.0	85.9	(80.3)	(4.5)	(118.7)	0.1	256.3	90.4	294.7	85.7
Service Industries	129.7	63.8	(108.8)	(14.2)	(146.2)	(5.0)	238.5	78.1	275.9	68.9
Local Government	-	-	-	-	-	-	-	-	-	-
Other	147.1	88.2	(22.9)	(0.1)	(60.3)	(2.3)	170.1	88.3	207.5	90.5
Overseas Total (including Loans Booked Offshore)	50.4	69.7	(10.5)	10.1	(19.2)	7.9	61.0	59.5	69.7	61.8
Governments	2.9	17.5	(5.3)	(0.2)	(7.5)	(6.8)	8.3	17.8	10.5	24.4
Financial Institutions	7.5	93.4	6.8	(6.5)	6.9	(6.5)	0.6	100.0	0.6	100.0
Other	39.9	69.1	(12.0)	3.4	(18.6)	1.0	52.0	65.7	58.5	68.0
Total	1,052.8	72.8	(244.6)	(7.6)	(442.8)	(3.7)	1,297.5	80.6	1,495.6	76.6

*Trust account denotes trust accounts with contracts indemnifying the principal amounts.

11. Housing and Consumer Loans & Loans to Both Small and Medium-Size Enterprises and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries (Banking Account + Trust Account)

(Billions of yen)

	As of March 31, 2006			As of September 30, 2005	As of March 31, 2005
		Change from September 30, 2005	Change from March 31, 2005		
Housing and Consumer Loans	11,774.1	103.0	(58.8)	11,671.1	11,833.0
Housing Loans for owner's residential housing	*9,225.6*	*153.7*	*85.1*	*9,071.9*	*9,140.4*

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

Housing and Consumer Loans	11,419.0	109.7	57.0	11,309.3	11,362.0
Housing Loans	*10,455.8*	*56.5*	*(43.6)*	*10,399.3*	*10,499.4*
for owner's residential housing	*8,938.0*	*155.0*	*179.5*	*8,782.9*	*8,758.4*
Consumer loans	*963.2*	*53.2*	*100.6*	*910.0*	*862.5*

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)

Housing and Consumer Loans	-	-	-	-	-
Housing Loans	-	-	-	-	-
for owner's residential housing	-	-	-	-	-
Consumer loans	-	-	-	-	-

Mizuho Trust & Banking + Revitalization Subsidiary (Mizuho Asset) (Banking Account + Trust Account)

Housing and Consumer Loans	355.1	(6.6)	(115.8)	361.7	470.9
Housing Loans for owner's residential housing	*287.6*	*(1.3)*	*(94.3)*	*288.9*	*382.0*

* Above figures are aggregated banking and trust account amounts.

(2) Loans to Both Small and Medium-Size Enterprises and Individual Customers

Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries (Banking Account + Trust Account)

(%, Billions of yen)

	As of March 31, 2006			As of September 30, 2005	As of March 31, 2005
		Change from September 30, 2005	Change from March 31, 2005		
Percentage of Loans to Both Small and Medium-size Enterprises and Individual Customers, of Total Domestic Loans	65.1	3.5	2.6	61.6	62.4
Loans to Both Small and Medium-size Enterprises and Individual Customers	39,531.7	2,854.9	2,223.8	36,676.7	37,307.8

*Loans as of March 31, 2006 include loans to MHFG of ¥965.0 billion from MHBK (¥623.0 billion) and MHCB (¥342.0 billion).

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

Percentage of Loans to Both Small and Medium-size Enterprises and Individual Customers, of Total Domestic Loans	78.4	0.7	0.9	77.6	77.4
Loans to Both Small and Medium-size Enterprises and Individual Customers	26,810.8	527.7	245.1	26,283.0	26,565.6

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)

Percentage of Loans to Both Small and Medium-size Enterprises and Individual Customers, of Total Domestic Loans	45.2	8.6	6.7	36.5	38.4
Loans to Both Small and Medium-size Enterprises and Individual Customers	9,929.9	2,104.7	1,908.2	7,825.1	8,021.6

Mizuho Trust & Banking + Revitalization Subsidiary (Mizuho Asset) (Banking Account + Trust Account)

Percentage of Loans to Both Small and Medium-size Enterprises and Individual Customers, of Total Domestic Loans	61.5	1.2	2.0	60.3	59.5
Loans to Both Small and Medium-size Enterprises and Individual Customers	2,790.9	222.4	70.4	2,568.5	2,720.4

* Above figures are aggregated banking and trust account amounts.

* Avobe figures do not include loans booked at overseas offices and offshore markets.

* The definition of "Small and Medium-size Enterprises" is as follows:

Companies of which the capital is 300 million yen or below (100 million yen or below for the wholesale industry, and 50 million yen or below for the retail and service industries), or companies with full-time employees of 300 or below. (100 or below for the wholesale industry, 50 or below for the retail industry, and 100 or below for the service industry)

12. Status of Loans by Nationality of Borrowers

(1) Balance of Loans to Restructuring Countries
Non-Consolidated
Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

(Banking Account + Trust Account)

(Billions of yen, number of countries)

	As of March 31, 2006			As of September 30, 2005	As of March 31, 2005
		Change from September 30,2005	Change from March 31, 2005		
Loan amount	33.8	(9.0)	(17.5)	42.9	51.4
Number of Restructuring Countries	5	(1)	(1)	6	6

(2) Loans by Nationality of Borrowers
Non-Consolidated
Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

(Banking Account + Trust Account)

(Billions of yen)

	As of March 31, 2006						As of September 30, 2005		As of March 31, 2005	
			Change from September 30, 2005		Change from March 31, 2005					
	Outstanding Loans	*Non-Accrual, Past Due and Restructured Loans*	Outstanding Loans	*Non-Accrual, Past Due and Restructured Loans*	Outstanding Loans	*Non-Accrual, Past Due and Restructured Loans*	Outstanding Loans	*Non-Accrual, Past Due and Restructured Loans*	Outstanding Loans	*Non-Accrual, Past Due and Restructured Loans*
Asia	1,872.6	14.4	253.6	(8.4)	536.8	(11.5)	1,619.0	22.9	1,335.8	26.0
China	*348.5*	*2.3*	*32.5*	*(2.8)*	*79.5*	*1.8*	*315.9*	*5.1*	*268.9*	*0.4*
Thailand	*273.2*	*1.6*	*53.5*	*0.0*	*61.5*	*(3.2)*	*219.6*	*1.5*	*211.6*	*4.8*
Hong Kong	*323.1*	*1.4*	*70.4*	*(1.3)*	*119.1*	*(0.9)*	*252.7*	*2.7*	*204.0*	*2.3*
Central and South America	1,156.9	0.7	138.1	(0.9)	253.1	(2.1)	1,018.8	1.6	903.8	2.9
North America	1,894.6	36.1	296.5	0.0	349.9	(2.4)	1,598.1	36.0	1,544.7	38.6
Eastern Europe	29.1	-	(36.2)	-	(10.2)	-	65.3	-	39.4	-
Western Europe	1,836.2	8.9	618.2	0.2	903.1	1.4	1,218.0	8.7	933.0	7.5
Other	550.4	1.3	75.1	(7.9)	148.4	(25.2)	475.3	9.3	401.9	26.5
Total	7,340.1	61.6	1,345.4	(17.1)	2,181.2	(40.0)	5,994.7	78.7	5,158.9	101.7

III. Deferred Taxes

1. Change in Deferred Tax Assets, etc.

CONSOLIDATED

(Billions of yen)

	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Net Deferred Tax Assets (A)	295.7	(463.1)	(707.1)	758.8	1,002.8
(Reference)					
Tier I (B)	4,555.9	693.4	383.8	3,862.4	4,172.0
(A)/(B) (%)	6.4	(13.1)	(17.5)	19.6	24.0

NON-CONSOLIDATED

(Billions of yen)

Mizuho Bank	As of March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Total Deferred Tax Assets (A)	1,104.6	(34.9)	(3.6)	1,139.6	1,108.3
Total Deferred Tax Liabilities (B)	(325.5)	(81.3)	(127.8)	(244.1)	(197.7)
(A) + (B)	779.1	(116.3)	(131.4)	895.4	910.6
Valuation Allowance	(409.2)	(25.7)	(87.5)	(383.4)	(321.6)
Net Deferred Tax Assets (C)	369.9	(142.0)	(219.0)	512.0	589.0
(Reference)					
Tier I (D)	1,847.8	(48.2)	(34.0)	1,896.0	1,881.9
(C)/(D) (%)	20.0	(6.9)	(11.2)	27.0	31.2

Mizuho Corporate Bank

Total Deferred Tax Assets (A)	1,579.5	(241.1)	(300.6)	1,820.6	1,880.1
Total Deferred Tax Liabilities (B)	(731.8)	(267.9)	(359.1)	(463.8)	(372.6)
(A) + (B)	847.7	(509.0)	(659.7)	1,356.7	1,507.4
Valuation Allowance	(948.0)	203.9	201.9	(1,151.9)	(1,150.0)
Net Deferred Tax Assets (C)	(100.3)	(305.1)	(457.8)	204.7	357.4
(Reference)					
Tier I (D)	2,759.2	450.3	94.6	2,308.8	2,664.5
(C)/(D) (%)	(3.6)	(12.5)	(17.0)	8.8	13.4

Mizuho Trust & Banking

Total Deferred Tax Assets (A)	290.4	(10.5)	(4.8)	301.0	295.3
Total Deferred Tax Liabilities (B)	(79.0)	(22.6)	(31.4)	(56.4)	(47.6)
(A) + (B)	211.3	(33.2)	(36.2)	244.5	247.6
Valuation Allowance	(205.8)	(0.0)	(16.3)	(205.8)	(189.5)
Net Deferred Tax Assets (C)	5.4	(33.2)	(52.6)	38.7	58.1
(Reference)					
Tier I (D)	329.9	10.3	25.9	319.6	304.0
(C)/(D) (%)	1.6	(10.4)	(17.4)	12.1	19.1

Aggregated Figures of the Three Banks

Total Deferred Tax Assets (A)	2,974.6	(286.6)	(309.1)	3,261.3	3,283.8
Total Deferred Tax Liabilities (B)	(1,136.4)	(371.9)	(518.4)	(764.4)	(618.0)
(A) + (B)	1,838.2	(658.6)	(827.5)	2,496.8	2,665.7
Valuation Allowance	(1,563.1)	178.1	98.0	(1,741.3)	(1,661.1)
Net Deferred Tax Assets (C)	275.0	(480.4)	(729.5)	755.5	1,004.5
(Reference)					
Tier I (D)	4,937.0	412.4	86.5	4,524.6	4,850.5
(C)/(D) (%)	5.5	(11.1)	(15.1)	16.6	20.7

Consolidated


Billions of yen
%
1,200
1,000
800
600
400
200
0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
1,002.8
24.0
758.8
19.6
295.7
6.4
Mar 31, 2005
Sep 30, 2005
Mar 31, 2006

Aggregated Figures of the Three Banks


Billions of yen
%
1,200
1,000
800
600
400
200
0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
1,004.5
20.7
755.5
16.6
275.0
5.5
Mar 31, 2005
Sep 30, 2005
Mar 31, 2006
Net Deferred Tax Assets
Net Deferred Tax Assets to Tier I Ratio

2. Estimation of Deferred Tax Assets, etc.

NON-CONSOLIDATED

(1) Calculation Policy

Recoverability of Deferred Tax Assets is basically assessed based on future taxable income derived from future profitability, considering that Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking's fundamental profitability enabled the three banks to consistently report an appropriate level of Net Business Profits in previous periods. Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking's loss carry-forwards and future deductible temporary differences in the past resulted from nonrecurring special causes, e.g. losses from extraordinary and significant waiver of claims due to the crash of the bubble economy, acceleration of disposal of problem loans and stock holdings in accordance with government policy to promptly stabilize the financial system under the long deflationary depression, and the restructuring of businesses to meet the severe management environment. Since the three banks could have reported positive taxable income every year except for the losses from these special factors, the conditions under the provisory clause of 5. (1) ④ of "Audit Guideline for Considering Recoverability of Deferred Tax Assets (JICPA Audit Committee Report No.66) have been fulfilled. Period for future taxable income considered in the assessment is five years.

(Reference) Past results of taxable income (loss)

(Billions of yen)

	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking
Fiscal 2005 (estimate)	124.0	210.0	24.0
Fiscal 2004	36.8	485.1	44.8
Fiscal 2003	396.3	423.4	66.7
Fiscal 2002	(976.5)	(2,326.9)	(195.0)
Fiscal 2001	(408.0)	(185.0)	(185.6)

(Notes)

1. Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
2. Figures for Fiscal 2005 are estimates of taxable income before deducting tax losses carried forward from prior years.
3. Above figures are those before deducting losses due to nonrecurring special reasons stipulated in Section 5. of JICPA Audit Committee Report No.66.
   If these nonrecurring factors are excluded, positive taxable income would have been recorded in each term.
4. Figures for the periods before the Corporate Split and Merger are those of the legally surviving banks.

(2) Estimation for Calculating Deferred Tax Assets

Mizuho Bank

1. Estimate of future taxable income

(Billions of yen)

		Total amount for five years (from April 1, 2006 to March 31, 2011)	(Reference) Fiscal 2005
Gross Profits	1	4,783.9	880.7
General and Administrative Expenses	2	(2,620.8)	(516.3)
Net Business Profits (before Reversal of General Reserve for Possible Losses on Loans)	3	2,163.1	364.4
Credit-related Costs	4	(540.0)	(26.0)
Income before Income Taxes	5	1,420.1	215.1
Tax Adjustments *1	6	(36.6)	
Taxable Income before Current Temporary Differences *2	7	1,383.5	
Effective tax rates	8	40.60%	
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [7 x 8]	9	561.7	⇒Equal to Line 25

*1. Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.

*2. Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of March 31, 2006.

2. Breakdown of Deferred Tax Assets

(Billions of yen)

		March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	September 30, 2005	March 31, 2005
Reserves for Possible Losses on Loans	10	160.2	0.3	31.6	159.9	128.5
Devaluation of securities	11	206.8	(155.4)	(153.9)	362.2	360.7
Net Unrealized Losses on Other Securities	12	-	-	-	-	-
Reserve for Employee Retirement Benefits	13	-	-	-	-	-
Tax Losses Carried Forward	14	498.9	120.2	118.9	378.7	379.9
Other	15	238.6	(0.0)	(0.4)	238.7	239.0
Total Deferred Tax Assets	16	1,104.6	(34.9)	(3.6)	1,139.6	1,108.3
Valuation Allowance	17	(409.2)	(25.7)	(87.5)	(383.4)	(321.6)
Sub Total [16 + 17]	18	695.4	(60.7)	(91.2)	756.1	786.7
Amount related to Retirement Benefits Accounting	19	(153.0)	8.8	9.0	(161.8)	(162.0)
Unrealized Profits related to Lease Transactions	20	-	-	-	-	-
Net Unrealized Gains on Other Securities	21	(141.0)	(79.1)	(126.7)	(61.9)	(14.2)
Other	22	(31.4)	(11.0)	(10.1)	(20.3)	(21.3)
Total Deferred Tax Liabilities	23	(325.5)	(81.3)	(127.8)	(244.1)	(197.7)
Net Deferred Tax Assets [16 + 17 + 23]	24	369.9	(142.0)	(219.0)	512.0	589.0
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	25	561.7	(266.4)	(212.3)	828.1	774.0
Net Unrealized Gains on Other Securities [21]	26	(141.0)	(79.1)	(126.7)	(61.9)	(14.2)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences)	27	(50.7)	203.4	120.0	(254.1)	(170.7)

Note: Amount related to Retirement Benefits Accounting includes deferred tax liabilities related to gains from establishment of retirement benefits trust of¥(97.1) billion.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Revitalization plan and so on formulated in August 2005. Details of the respective estimated five-year totals are as follows. Gross Profits: ¥4,783.9 billion [1], General and Administrative Expenses: ¥2,620.8 billion [2], and Net Business Profits(before Provision for General Reserve for Possible Losses on Loans):¥2,163.1 billion [3].
The resulting estimated Income before Income Taxes (including credit-related costs, etc.) is¥1,420.1 billion [5] and estimated Taxable Income before Current Temporary Differences is ¥1,383.5 billion [7].

On the other hand, deferred tax assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, loss carry-forwards and others amount to¥1,104.6 billion [16]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of¥(409.2) billion [17] was provided, therefore after offsetting deferred tax liabilities of¥(325.5) billion [23], ¥369.9 billion [24] of net deferred tax assets was recorded on the balance sheet.

This net deferred tax assets of ¥369.9 billion [24] is within the amount of Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences of¥561.7 billion [9], which was calculated based on Taxable Income before Current Temporary Differences for the next five years¥1,383.5 billion [7]) and future effective tax rates.

Mizuho Corporate Bank

(Billions of yen)

1. Estimate of future taxable income

		Total amount for five years (from April 1, 2006 to March 31, 2011)	(Reference) Fiscal 2005
Gross Profits	1	2,908.2	640.1
General and Administrative Expenses	2	(1,176.7)	(213.1)
Net Business Profits (before Reversal of General Reserve for Possible Losses on Loans)	3	1,731.5	426.9
Credit-related Costs	4	(300.0)	65.6
Income before Income Taxes	5	1,441.7	589.8
Tax Adjustments *1	6	(144.6)	
Taxable Income before Current Temporary Differences *2	7	1,297.1	

Effective tax rates	8	40.65%	
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [7 x 8]	9	527.2	Equal to Line25

*1. Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.

*2. Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of March 31, 2006.

(Billions of yen)

2. Breakdown of Deferred Tax Assets

		March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	September 30, 2005	March 31, 2005
Reserves for Possible Losses on Loans	10	158.9	11.0	14.8	147.9	144.1
Devaluation of securities	11	197.9	(435.2)	(439.5)	633.2	637.5
Net Unrealized Losses on Other Securities	12	-	-	-	-	-
Reserve for Employee Retirement Benefits	13	-	-	-	-	-
Tax Losses Carried Forward	14	1,066.9	200.6	122.9	866.3	944.0
Other	15	155.5	(17.5)	1.1	173.1	154.4
Total Deferred Tax Assets	16	1,579.5	(241.1)	(300.6)	1,820.6	1,880.1
Valuation Allowance	17	(948.0)	203.9	201.9	(1,151.9)	(1,150.0)
Sub Total [16 + 17]	18	631.4	(37.2)	(98.6)	668.6	730.0
Amount related to Retirement Benefits Accounting	19	(78.2)	(5.1)	(6.3)	(73.1)	(71.8)
Unrealized Profits related to Lease Transactions	20	-	-	-	-	-
Net Unrealized Gains on Other Securities	21	(643.4)	(258.6)	(351.4)	(384.8)	(292.0)
Other	22	(10.0)	(4.1)	(1.3)	(5.9)	(8.7)
Total Deferred Tax Liabilities	23	(731.8)	(267.9)	(359.1)	(463.8)	(372.6)
Net Deferred Tax Assets [16 + 17 + 23]	24	(100.3)	(305.1)	(457.8)	204.7	357.4
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	25	527.2	(87.2)	(102.4)	614.5	629.7
Net Unrealized Gains on Other Securities [21]	26	(643.4)	(258.6)	(351.4)	(384.8)	(292.0)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences)	27	15.8	40.7	(3.9)	(24.9)	19.7

Note: Amount related to Retirement Benefits Accounting includes deferred tax liabilities related to gains from establishment of retirement benefits trust of¥(34.6) billion.

<Explanation>

Future taxable income was estimated using a more conservative assumption than that used in the Business Revitalization plan formulated in August 2005. Details of the respective estimated five-year totals are as follows. Gross Profits: ¥2,908.2 billion [1], General and Administrative Expenses to be ¥1,176.7 billion [2] , and Net Business Profits (before Provision for General Reserve for Possible Losses on Loans) to be ¥1,731.5 billion [3].
Credit related costs and gains (losses) related to stocks and othe securities were estimated based on the Business Revitalization plan stated above. The resulting estimated Income before Income Taxes is ¥1,441.7 billion [5] and estimated Taxable Income before Current Temporary Differences is¥1,297.1 billion [7].

The amount of Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences is¥527.2billion [9], which was calculated based on Taxable Income before Current Temporary Differences for the next five years (¥1,297.1 billion [7]) and future effective tax rates.

On the other hand, deferred tax assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, loss carry-forwards and others amount to¥1,579.5 billion [16]. However, Valuation Allowance of¥(948.0) billion [17] was provided, therefore after offsetting deferred tax liabilities of¥(731.8) billion [23], ¥(100.3) billion [24] of net deferred tax assets was recorded on the balance sheet.

Mizuho Trust & Banking

1. Estimate of future taxable income

(Billions of yen)

		Total amount for five years (from April 1, 2006 to March 31, 2011)	(Reference) Fiscal 2005
Gross Profits	1	853.5	165.2
General and Administrative Expenses	2	(444.0)	(77.5)
Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	3	409.5	87.6
Credit-related Costs	4	(43.0)	(11.8)
Income before Income Taxes	5	319.4	52.2
Tax Adjustments *1	6	19.0	
Taxable Income before Current Temporary Differences *2	7	338.4	

Effective tax rates	8	40.60%	
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [7 x 8]	9	137.3	Equal to Line25

*1. Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.

*2. Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of March 31, 2006.

2. Breakdown of Deferred Tax Assets

(Billions of yen)

		March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	September 30, 2005	March 31, 2005
Reserves for Possible Losses on Loans	10	9.5	(4.7)	(1.1)	14.3	10.7
Devaluation of securities	11	64.1	(35.1)	(35.2)	99.3	99.3
Net Unrealized Losses on Other Securities	12	-	-	-	-	-
Reserve for Employee Retirement Benefits	13	8.1	0.8	1.6	7.2	6.4
Tax Losses Carried Forward	14	191.7	17.1	18.0	174.6	173.7
Other	15	16.9	11.4	11.8	5.4	5.0
Total Deferred Tax Assets	16	290.4	(10.5)	(4.8)	301.0	295.3
Valuation Allowance	17	(205.8)	(0.0)	(16.3)	(205.8)	(189.5)
Sub Total [16 + 17]	18	84.5	(10.5)	(21.2)	95.1	105.8
Amount related to Retirement Benefits Accounting	19	(6.2)	-	(0.0)	(6.2)	(6.2)
Unrealized Profits related to Lease Transactions	20	-	-	-	-	-
Net Unrealized Gains on Other Securities	21	(72.8)	(22.6)	(31.4)	(50.1)	(41.4)
Other	22	-	-	-	-	-
Total Deferred Tax Liabilities	23	(79.0)	(22.6)	(31.4)	(56.4)	(47.6)
Net Deferred Tax Assets [16 + 17 + 23]	24	5.4	(33.2)	(52.6)	38.7	58.1
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	25	137.3	2.4	5.4	134.9	131.9
Net Unrealized Gains on Other Securities [21]	26	(72.8)	(22.6)	(31.4)	(50.1)	(41.4)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences)	27	(59.0)	(12.9)	(26.7)	(46.0)	(32.3)

Note: Retirement Benefits Accounting are gains from establishment of retirement benefits trust of¥(6.2) billion.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Buisiness Revitalization Plan formulated in August 2005. Details of the respective estimated five-year totals are as follows. Gross Profits: ¥853.5 billion [1], General and Administrative Expenses: ¥444.0 billion [2], and Net Business Profits (before Provision for General Reserve for Possible Losses on Loans):¥409.5 billion [3].
The resulting estimated Income before Income Taxes (including Credit-related costs, etc.) is¥319.4 billion [5] and estimated Taxable Income before Current Temporary Differences is ¥338.4 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥290.4 billion [16]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of¥(205.8) billion [17] was provided, therefore after offsetting Deferred Tax Liabilities of¥(79.0) billion [23], ¥5.4 billion [24] of Net Deferred Tax Assets was recorded on the balance sheet.

This Net Deferred Tax Assets amount of¥5.4 billion [24] is within the amount of Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences of ¥137.3 billion [9], which was calculated based on Taxable Income before Current Temporary Differences for the next five years¥338.4 billion [7]) and future effective tax rates. Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences) is59.0 billion [27] .

Aggregated Figures of the Three Banks

1. Estimate of future taxable income

(Billions of yen)

		Total amount for five years (from April 1, 2006 to March 31, 2011)	(Reference) Fiscal 2005
Gross Profits	1	8,545.7	1,686.1
General and Administrative Expenses	2	(4,241.5)	(807.0)
Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	3	4,304.2	879.0
Credit-related Costs	4	(883.0)	27.7
Income before Income Taxes	5	3,181.3	857.2
Tax Adjustments *1	6	(162.2)	
Taxable Income before Current Temporary Differences *2	7	3,019.0	

Effective tax rates	8	40.60%~40.65%	
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [7 x 8]	9	1,226.3	Equal to Line25

*1. Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.

*2. Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of March 31, 2006.

2. Breakdown of Deferred Tax Assets

(Billions of yen)

		March 31, 2006	Change from September 30, 2005	Change from March 31, 2005	September 30, 2005	March 31, 2005
Reserves for Possible Losses on Loans	10	328.7	6.5	45.3	322.1	283.4
Devaluation of securities	11	468.9	(625.8)	(628.6)	1,094.7	1,097.6
Net Unrealized Losses on Other Securities	12	-	-	-	-	-
Reserve for Employee Retirement Benefits	13	8.1	0.8	1.6	7.2	6.4
Tax Losses Carried Forward	14	1,757.6	337.9	259.9	1,419.7	1,497.7
Other	15	411.1	(6.2)	12.5	417.3	398.5
Total Deferred Tax Assets	16	2,974.6	(286.6)	(309.1)	3,261.3	3,283.8
Valuation Allowance	17	(1,563.1)	178.1	98.0	(1,741.3)	(1,661.1)
Sub Total [16 + 17]	18	1,411.4	(108.5)	(211.1)	1,520.0	1,622.6
Amount related to Retirement Benefits Accounting	19	(237.5)	3.7	2.6	(241.2)	(240.2)
Unrealized Profits related to Lease Transactions	20	-	-	-	-	-
Net Unrealized Gains on Other Securities	21	(857.3)	(360.4)	(509.6)	(496.9)	(347.7)
Other	22	(41.5)	(15.2)	(11.4)	(26.2)	(30.0)
Total Deferred Tax Liabilities	23	(1,136.4)	(371.9)	(518.4)	(764.4)	(618.0)
Net Deferred Tax Assets [16 + 17 + 23]	24	275.0	(480.4)	(729.5)	755.5	1,004.5
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	25	1,226.3	(351.2)	(309.3)	1,577.6	1,535.6
Net Unrealized Gains on Other Securities [21]	26	(857.3)	(360.4)	(509.6)	(496.9)	(347.7)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences)	27	(93.9)	231.2	89.4	(325.1)	(183.3)

Note: Amount related to Retirement Benefits Accounting includes deferred tax liabilities related to gains from establishment of retirement benefits trust of¥(138.0) billion.

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregated Figures of the 3 Banks

(Billions of yen)

	As of March 31, 2006	Change from September 30,	Change from March 31, 2005	As of September 30, 2005	As of March 31, 2005
Deposits	65,731.8	(1,654.0)	646.5	67,385.8	65,085.3
Individual Deposits	31,710.2	439.4	782.1	31,270.8	30,928.1
Corporate Deposits	28,527.6	(316.3)	(87.2)	28,843.9	28,614.9
Financial/Government Institutions	5,493.8	(1,777.1)	(48.3)	7,271.0	5,542.2

Mizuho Bank

Deposits	52,321.6	839.5	1,393.5	51,482.0	50,928.0
Individual Deposits	29,945.9	416.7	841.1	29,529.1	29,104.7
Corporate Deposits	19,281.6	619.5	260.0	18,662.1	19,021.6
Financial/Government Institutions	3,094.0	(196.7)	292.4	3,290.7	2,801.5

Mizuho Corporate Bank

Deposits	10,928.1	(2,564.6)	(449.7)	13,492.8	11,377.8
Individual Deposits	8.8	(0.2)	(2.8)	9.0	11.6
Corporate Deposits	8,608.2	(972.3)	(367.7)	9,580.6	8,976.0
Financial/Government Institutions	2,311.0	(1,592.0)	(79.0)	3,903.0	2,390.1

Mizuho Trust & Banking

Deposits	2,482.0	71.0	(297.3)	2,410.9	2,779.3
Individual Deposits	1,755.5	22.9	(56.1)	1,732.6	1,811.6
Corporate Deposits	637.7	36.5	20.4	601.1	617.2
Financial/Government Institutions	88.8	11.6	(261.7)	77.2	350.5

* Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

2. Number of Directors and Employees

* Figures are based on the information to be provided in Yuka Shoken Hokokusho.

Mizuho Financial Group, Inc. (Non-Consolidated)

	As of March 31, 2006			As of September 30, 2005	As of March 31, 2005
		Change from September 30, 2005	Change from March 31, 2005		
Members of the Board of Directors and Auditors	14	-	1	14	13
Executive Officers (excluding those doubling as directors)	6	2	3	4	3
Employees (excluding Executive Officers)	256	(12)	2	268	254

* 4 members of the Board of Directors and Auditors double as directors of the banking subsidiaries.

Non-Consolidated

Aggregated Figures of the 3 Banks

	As of March 31, 2006			As of September 30, 2005	As of March 31, 2005
		Change from September 30, 2005	Change from March 31, 2005		
Members of the Board of Directors and Auditors	33	-	1	33	32
Executive Officers (excluding those doubling as directors)	86	4	16	82	70
Employees (excluding Executive Officers)	25,689	(472)	242	26,161	25,447

Mizuho Bank

Members of the Board of Directors and Auditors	11	-	-	11	11
Executive Officers (excluding those doubling as directors)	29	-	8	29	21
Employees (excluding Executive Officers)	15,621	(619)	(414)	16,240	16,035

Mizuho Corporate Bank

Members of the Board of Directors and Auditors	11	-	1	11	10
Executive Officers (excluding those doubling as directors)	41	4	8	37	33
Employees (excluding Executive Officers)	7,349	233	651	7,116	6,698

Mizuho Trust & Banking

Members of the Board of Directors and Auditors	11	-	-	11	11
Executive Officers (excluding those doubling as directors)	16	-	-	16	16
Employees (excluding Executive Officers)	2,719	(86)	5	2,805	2,714

3. Number of Branches and Offices

Non-Consolidated

Aggregated Figures of the 3 Banks

	As of March 31, 2006			As of September 30, 2005	As of March 31, 2005
		Change from September 30, 2005	Change from March 31, 2005		
Head Offices and Domestic Branches	419	(35)	(110)	454	529
	419	*(33)*	*(42)*	*452*	*461*
Overseas Branches	21	-	-	21	21
Domestic Sub-Branches	76	(15)	(24)	91	100
	76	*(15)*	*(23)*	*91*	*99*
Overseas Sub-Branches	5	2	3	3	2
Overseas Representative Offices	13	-	-	13	13

* Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (26), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

* Figures in italics denote number of branches when counting multiple branches operating at the same location as one.

Mizuho Bank

Head Office and Domestic Branches	364	(35)	(110)	399	474
	364	*(33)*	*(42)*	*397*	*406*
Overseas Branches	-	-	-	-	-
Domestic Sub-Branches	75	(15)	(24)	90	99
	75	*(15)*	*(23)*	*90*	*98*
Overseas Sub-Branches	-	-	-	-	-
Overseas Representative Offices	-	-	-	-	-

* Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (11), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

* Figures in italics denote number of branches when counting multiple branches operating at the same location as one.

Mizuho Corporate Bank

Head Office and Domestic Branches	18	-	-	18	18
Overseas Branches	21	-	-	21	21
Domestic Sub-Branches	-	-	-	-	-
Overseas Sub-Branches	5	2	3	3	2
Overseas Representative Offices	12	-	-	12	12

* Head Office and Domestic Branches do not include branches and offices for remittance purposes only (15).

Mizuho Trust & Banking

Head Office and Domestic Branches	37	-	-	37	37
Overseas Branches	-	-	-	-	-
Domestic Sub-Branches	1	-	-	1	1
Overseas Sub-Branches	-	-	-	-	-
Overseas Representative Offices	1	-	-	1	1

4. Earnings Estimates for Fiscal 2006

Consolidated

(Billions of yen)

	Fiscal 2006
Ordinary Income	3,800.0
Ordinary Profits	1,120.0
Net Income	720.0

Reference:

Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking

Aggregated Figures of the 3 Banks (Non-consolidated)

(Billions of yen)

	Fiscal 2006			
	Aggregated Figures of the 3 Banks	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking
Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	1,015.0	525.0	410.0	80.0
Ordinary Profit	910.0	405.0	435.0	70.0
Net Income	645.0	270.0	330.0	45.0
Credit-related Costs	(69.0)	(60.0)	0.0	(9.0)

* Net Business Profits (before Provision for General Reserve for Possible Losses on Loans) of MHTB exclude the amounts of Credit Costs for Trust Accounts.

Mizuho Financial Group, Inc. (Non-Consolidated)

(Billions of yen)

	Fiscal 2006
Operating Income	1,250.0
Ordinary Profits	1,220.0
Net Income	1,230.0

Comparison of Non-Consolidated Balance Sheets (Selected Items)

(Millions of yen)

Balance Sheet Items	As of March 31, 2006 (A)	As of March 31, 2005 (B)	Comparison (A) - (B)
(Assets)			
Cash and Due from Banks	3,183,778	4,871,986	(1,688,208)
Call Loans	2,130,000	1,830,000	300,000
Receivables under Resale Agreements	—	401,202	(401,202)
Guarantee Deposits Paid under Securities Borrowing Transactions	2,070,550	2,497,765	(427,215)
Bills Purchased	176,500	78,200	98,300
Other Debt Purchased	1,553,257	335,946	1,217,311
Trading Assets	609,371	783,816	(174,444)
Money Held in Trust	584	169	414
Securities	20,504,122	21,121,490	(617,368)
Loans and Bills Discounted	34,188,553	34,063,135	125,417
Foreign Exchange Assets	128,504	126,180	2,323
Other Assets	1,925,150	1,619,133	306,016
Premises and Equipment	718,859	780,566	(61,707)
Deferred Debenture Charges	267	300	(33)
Deferred Tax Assets	369,956	589,021	(219,065)
Customers' Liabilities for Acceptances and Guarantees	2,834,710	1,838,888	995,822
Reserves for Possible Losses on Loans	(306,951)	(347,514)	40,563
Reserve for Possible Losses on Investments	(83,487)	(88,665)	5,178
Total Assets	70,003,728	70,501,625	(497,896)
(Liabilities)			
Deposits	52,368,367	50,989,575	1,378,792
Negotiable Certificates of Deposit	2,188,480	5,392,750	(3,204,270)
Debentures	2,016,614	2,346,925	(330,311)
Call Money	1,219,900	1,319,200	(99,300)
Payables under Repurchase Agreements	464,968	202,328	262,640
Guarantee Deposits Received under Securities Lending Transactions	2,480,278	1,997,832	482,445
Bills Sold	443,900	722,900	(279,000)
Trading Liabilities	311,363	517,939	(206,575)
Borrowed Money	1,260,744	1,406,757	(146,013)
Foreign Exchange Liabilities	19,949	19,433	515
Bonds and Notes	311,600	159,300	152,300
Other Liabilities	1,962,745	1,653,684	309,061
Reserve for Bonus Payments	6,914	7,008	(93)
Reserve for Frequent Users Services	629	51	578
Deferred Tax Liabilities for Revaluation Reserve for Land	93,304	106,072	(12,767)
Acceptances and Guarantees	2,834,710	1,838,888	995,822
Total Liabilities	67,984,470	68,680,647	(696,176)
(Shareholders' equity)			
Common Stock and Preferred Stock	650,000	650,000	—
Capital Surplus	762,345	762,345	—
Capital Reserve	762,345	762,345	—
Retained Earnings	268,529	232,471	36,058
Unappropriated Retained Earnings	268,529	232,471	36,058
Net Income	*137,060*	*22,129*	*114,930*
Revaluation Reserve for Land, net of Taxes	132,028	155,253	(23,225)
Net Unrealized Gains on Other Securities, net of Taxes	206,353	20,906	185,447
Total Shareholders' Equity	2,019,257	1,820,977	198,280
Total Liabilities and Shareholders' Equity	70,003,728	70,501,625	(497,896)

Comparison of Non-Consolidated Income Statements (Selected Items)

(Millions of yen)

Statement of Operations Items	Fiscal 2005 (A)	Fiscal 2004 (B)	Change (A) - (B)
Ordinary Income	1,168,793	1,132,660	36,133
Interest Income	652,155	668,085	(15,929)
Interest on Loans and Bills Discounted	*499,195*	*552,498*	*(53,303)*
Interest and Dividends on Securities	*95,170*	*65,245*	*29,925*
Fees and Commission Income	267,778	234,227	33,551
Trading Income	5,441	28,267	(22,826)
Other Operating Income	200,194	138,135	62,058
Other Income	43,223	63,944	(20,721)
Ordinary Expenses	957,638	941,249	16,389
Interest Expenses	84,638	75,424	9,214
Interest on Deposits	*29,947*	*22,406*	*7,541*
Interest on Debentures	*3,354*	*6,224*	*(2,869)*
Fees and Commission Expenses	51,686	53,115	(1,429)
Trading Expenses	6,669	568	6,100
Other Operating Expenses	101,831	46,158	55,672
General and Administrative Expenses	553,232	578,549	(25,316)
Other Expenses	159,580	187,433	(27,853)
Ordinary Profits	211,154	191,411	19,743
Extraordinary Gains	57,049	21,069	35,980
Extraordinary Losses	53,011	102,713	(49,701)
Income before Income Taxes	215,193	109,767	105,425
Income Taxes:			
Current	519	518	0
Deferred	77,614	87,119	(9,505)
Net Income	137,060	22,129	114,930
Unappropriated Retained Earnings Brought Forward from Previous Fiscal Year	222,766	185,365	37,400
Transfer from Revaluation Reserve for Land, net of Taxes	21,301	24,975	(3,674)
Cancellation of Treasury Stock	69,998	—	69,998
Loss on Cancellation of shares of merged company	42,599	—	42,599
Unappropriated Retained Earnings	268,529	232,471	36,058

Comparison of Non-Consolidated Balance Sheets (Selected Items)

(Millions of yen)

Balance Sheet Items	As of March 31,2006 (A)	As of March 31,2005 (B)	Comparison (A) - (B)
(Assets)			
Cash and Due from Banks	2,608,394	2,705,567	(97,172)
Call Loans	441,553	366,161	75,392
Receivables under Resale Agreements	458,213	560,095	(101,881)
Guarantee Deposits Paid under Securities Borrowing Transactions	2,580,438	1,905,791	674,646
Other Debt Purchased	200,368	102,848	97,519
Trading Assets	2,934,429	3,139,093	(204,663)
Money Held in Trust	6,908	2,002	4,906
Securities	15,929,624	16,150,759	(221,134)
Loans and Bills Discounted	28,263,509	24,059,414	4,204,094
Foreign Exchange Assets	667,800	580,630	87,170
Other Assets	4,642,734	3,371,405	1,271,328
Premises and Equipment	135,622	142,423	(6,800)
Deferred Debenture Charges	0	2	(2)
Deferred Tax Assets	—	357,427	(357,427)
Customers' Liabilities for Acceptances and Guarantees	3,706,410	2,893,287	813,123
Reserves for Possible Losses on Loans	(366,272)	(377,911)	11,638
Reserve for Possible Losses on Investments	(1,114)	(6,299)	5,184
Total Assets	62,208,622	55,952,699	6,255,923
(Liabilities)			
Deposits	18,807,113	17,452,175	1,354,937
Negotiable Certificates of Deposit	7,813,561	6,136,996	1,676,564
Debentures	4,657,501	5,547,662	(890,161)
Call Money	5,795,432	4,767,122	1,028,310
Payables under Repurchase Agreements	4,272,086	3,936,149	335,936
Guarantee Deposits Received under Securities Lending Transactions	2,771,715	2,332,412	439,302
Bills Sold	2,403,400	2,456,500	(53,100)
Commercial Paper	—	210,000	(210,000)
Trading Liabilities	2,202,854	2,108,692	94,161
Borrowed Money	2,517,814	2,356,414	161,400
Foreign Exchange Liabilities	415,621	291,520	124,100
Short-term Bonds	203,400	260,300	(56,900)
Bonds and Notes	123,100	123,100	—
Other Liabilities	3,180,497	2,557,876	622,621
Reserve for Bonus Payments	2,379	2,271	107
Reserve for Contingencies	33,557	10,108	23,449
Deferred Tax Liabilities	100,373	—	100,373
Deferred Tax Liabilities for Revaluation Reserve for Land	27,569	29,912	(2,343)
Acceptances and Guarantees	3,706,410	2,893,287	813,123
Total Liabilities	59,034,387	53,472,502	5,561,885
(Shareholders' Equity)			
Common Stock and Preferred Stock	1,070,965	1,070,965	—
Capital Surplus	330,334	258,247	72,086
Capital Reserve	330,334	258,247	72,086
Retained Earnings	795,060	680,757	114,302
Appropriated Reserve	5,000	2,500	2,500
Unappropriated Retained Earnings	790,060	678,257	111,802
Net Income	*486,560*	*296,391*	*190,168*
Revaluation Reserve for Land, net of Taxes	38,355	43,691	(5,335)
Net Unrealized Gains on Other Securities, net of Taxes	939,519	426,535	512,983
Total Shareholders' Equity	3,174,234	2,480,196	694,037
Total Liabilities and Shareholders' Equity	62,208,622	55,952,699	6,255,923

Comparison of Non-Consolidated Income Statements (Selected Items)

(Millions of yen)

Statement of Operations Items	Fiscal 2005 (A)	Fiscal 2004 (B)	Change (A) - (B)
Ordinary Income	1,537,639	1,143,937	393,701
Interest Income	1,079,487	705,631	373,855
Interest on Loans and Bills Discounted	*445,734*	*359,228*	*86,505*
Interest and Dividends on Securities	*491,337*	*243,088*	*248,249*
Fees and Commission Income	152,325	136,631	15,694
Trading Income	40,192	15,765	24,426
Other Operating Income	93,843	131,015	(37,171)
Other Income	171,789	154,893	16,896
Ordinary Expenses	1,058,714	955,776	102,938
Interest Expenses	594,734	349,145	245,589
Interest on Deposits	*225,532*	*100,823*	*124,708*
Interest on Debentures	*45,377*	*62,444*	*(17,067)*
Fees and Commission Expenses	32,680	37,355	(4,675)
Trading Expenses	6,514	—	6,514
Other Operating Expenses	91,799	51,766	40,032
General and Administrative Expenses	222,452	216,879	5,572
Other Expenses	110,533	300,628	(190,095)
Ordinary Profits	478,924	188,161	290,763
Extraordinary Gains	116,649	234,816	(118,166)
Extraordinary Losses	5,770	19,767	(13,997)
Income before Income Taxes	589,803	403,209	186,594
Income Taxes:			
Current	37	35	2
Refund of Income Taxes	—	21,228	(21,228)
Deferred	103,205	128,011	(24,805)
Net Income	486,560	296,391	190,168
Unappropriated Retained Earnings Brought Forward from Previous Fiscal Year	663,481	374,008	289,473
Increase in Unappropriated Retained Earnings Due to Mergers	135,458	—	135,458
Transfer from Revaluation Reserve for Land, net of Taxes	4,557	7,857	(3,299)
Cancellation of Treasury Stock	499,998	—	499,998
Unappropriated Retained Earnings	790,060	678,257	111,802

3-(1)

SUMMARY OF FINANCIAL RESULTS

For Fiscal 2005

MIZUHO

Mizuho Financial Group, Inc.

Summary Results for Fiscal 2005

Mizuho Financial Group ("the Group"), based on our new business strategy called the "Channel to Discovery" Plan, advanced into a new phase in our management strategies and focused on increasing our top-line profits as well as implementing disciplined capital management.
The summary results for Fiscal 2005 reflecting these efforts are as follows.

I. Summary of Income Analysis

➢ Consolidated Net Business Profits

- Consolidated Gross Profits increased by JPY 9.3 billion compared with the previous fiscal year, which includes the effect of the disposition of unrealized losses on bond portfolios in March 2006 (JPY 138.5 billion for 3 Banks) in light of such factors as current trends in interest rates. If we exclude this effect, Consolidated Gross Profits increased by 7.4% compared with the previous fiscal year.

- Results by business segment show that income from Customer Groups steadily increased in areas such as income from our retail segment, which is our growth business area, fee income from solutions businesses and overseas businesses, and income from trust and asset management businesses.

- The difference in Net Business Profits on a Consolidated basis and on a 3 Banks basis increased by JPY 40.7 billion* compared with the previous fiscal year, due to the steady increase in profits from our group companies, centering on our two securities companies (Mizuho Securities Co., Ltd. and Mizuho Investors Securities Co., Ltd.).
  [* Excludes impact of dividends from the financial subsidiaries for corporate revitalization.]

- As a consequence, Consolidated Net Business Profits amounted to JPY 922.5 billion.

(Consolidated)

(JPY Bn)	FY2005	Change from FY2004
Consolidted Gross Profits	2,002.4	9.3
Consolidated Net Business Profits *1	922.5	9.9
Credit-related Costs	53.2	147.1
Net Gains related to Stocks *2	231.5	21.1
Ordinary Profits	921.0	263.6
Net Income	649.9	22.5

*1: Consolidated Gross Profits - General and Administrative Expenses (Excluding Non-recurring Losses) + Equity in Income from Investments in Affiliates and other consolidation adjustments
*2: Gains of JPY 44.2 billion on sale of stocks associated with credit and alternative investments, which we made as part of our efforts to diversify sources of our market-related income, were recorded as Net Gains related to Stocks.

(Reference) 3 Banks

(JPY Bn)	FY2005	Change from FY2004
Gross Profits *	1,578.8	-47.5
G&A Expenses (excluding Non-recurring Losses)	-810.9	18.1
Net Business Profits *	769.2	-30.7
Credit-related Costs	63.9	125.2
Net Gains related to Stocks	199.7	5.8
Ordinary Profits *	669.4	251.3
Net Income *	612.9	30.3

* Excludes JPY 120.0 billion in dividends from the financial subsidiaries for corporate revitalization, although the above figures are simple aggregation of 3 Banks' figures.

➢ Consolidated Net Income

- Consolidated Net Income amounted to JPY 649.9 billion, which exceeded our earnings estimates of JPY 630.0 billion, an increase of approximately JPY 330 billion if we exclude a special factor in the previous fiscal year's results (i.e., the effect of the JPY 308.4 billion Supreme Court judgment regarding the Japan Housing Loan, Inc.). This increase can be attributed mainly to the good performance in income from Customer Groups mentioned above, Reversal of Reserves for Possible Losses on Loans and the recording of Net Gains related to Stocks.

- In light of the favorable profit performance mentioned above, we plan to increase dividends per common share to JPY 4,000, an increase of JPY 500 compared with both the previous fiscal year and our forecast.

II. Steady Enhancement of Top-Line Growth

➢ Net Interest Income

- Net Interest Income decreased compared with the previous fiscal year, due to the effects of the decrease in interest margins caused by tougher competition in lending businesses and the decrease in the average balance of our domestic loans.
- As for our loan balance, however, there was a turnaround in our domestic loans to both SME and individual customers and they continued to increase. In addition, our overseas loans continued to increase.
- The main factors contributing to the turnaround and growth in domestic loans to SME and individual customers were the steady increase in our loans to middle credit risk corporations, our housing loans and our "Captive Loans" with Orient Corporation, all of which are areas that we placed significant focus.



Loan Balance
(JPY Tn)
(3 Banks, excluding Trust Account and Loans to Mizuho Financial Group, Inc.)
Domestic
Overseas & Offshore
65
60
55
0
3.9
60.1
4.1
58.4
4.9
58.5
6.3
58.7
Sep. 2004
Mar. 2005
Sep. 2005
Mar. 2006
Loans to SME and Individual Customers (Including Trust Account)
37.2
37.3
36.6
38.5

➢ Non-Interest Income

- Net Fee and Commission Income on a 3 Banks basis increased by JPY 63.3 billion, or 20.0%, compared with the previous fiscal year.
- In our business with individual customers, fee income related to investment trusts and individual annuities considerably increased as a result of our efforts to enhance consulting functions.
- In our business with corporations, fee income from our solutions businesses, as well as income from foreign exchange and overseas businesses showed solid growth. So did trust and asset management businesses of the Mizuho Trust & Banking.
- On a consolidated basis, Net Fee and Commission Income increased by JPY 83.3 billion compared with the previous fiscal year, due to enhancement of group synergies.



Net Fee and Commission Income
(JPY Bn)
Consolidated
3 Banks
600
500
400
300
200
100
0
426.6
268.5
+46.0
+46.5
472.6
315.1
+83.3
+63.3
555.9
378.4
FY2003
FY2004
FY2005

➢ Reduction in G&A Expenses

- "Base Expenses" further decreased by JPY 52.0 billion compared with the previous fiscal year, due primarily to the decrease in IT-related expenses, including the effects of the completion of Mizuho Bank's IT systems integration.
- "Strategic Expenses" of JPY 33.9 billion, on the other hand, were incurred in order to implement measures for enhancing top-line growth. As a result, total G&A Expenses on a 3 Banks basis decreased by JPY 18.1 billion compared with the previous fiscal year.



G&A Expenses
(JPY Bn)
(3 Banks)
Strategic Expenses
Base Expenses
900
850
800
750
700
0
857.4
-28.2
829.1
-18.1
-52.0
33.9
777.0
810.9
FY2003
FY2004
FY2005

III. Disciplined Capital Management

Along with the repayment of public funds, we are implementing disciplined capital management including enhancement of our capital base to support our top-line growth strategies.

➢ Repayment of Public Funds

- We repurchased and cancelled preferred shares of public funds of JPY 616.4 billon (on an issued-price basis) in August 2005 and JPY 250.0 billion (on an issued-price basis) in October 2005. As a result, the remaining preferred shares of public funds are JPY 600.0 billion of non-convertible type. With respect to the repayment of the remaining preferred shares of public funds, we will consult with the related authorities in order to carry out the repurchase as promptly as possible after gaining the approval of the repurchase authorization of our own shares at the annual general meeting of our shareholders.

➢ Secondary Offering of Common Stock of Mizuho Financial Group, Inc. (MHFG)

- In November 2005, by way of a global offering, we conducted an offering of 763,000 common shares (JPY 531.6 billion) of MHFG held by its subsidiary, Mizuho Financial Strategy Co., Ltd.
  With regard to the remaining common shares (approximately 392 thousand shares) of MHFG held by Mizuho Financial Strategy Co., Ltd. after the offering, our aim is to repurchase and cancel such shares periodically, after the completion of our intended full repayment of the public funds, taking into consideration our financial condition and other factors.

(Consolidated)

	FY2005	Change from FY2004
BIS Capital Ratio	11.63%	-0.28%
Tier1 Capital Ratio	5.89%	-0.30%

(Consolidated)

	FY2005	Change from FY2004 *3
EPS *1 (JPY)	46,234	8,515 (27,500)
ROE *2	14.9%	-1.6% (6.4%)

1: Fully diluted EPS: Diluted Net Income per Share of Common Stock
[*Calculated under the assumption that all dilutive convertible securities are converted at the price calculated based on the market price at the beginning of the fiscal year.]
*2: Return on Equity = Net Income / {(Total Shareholders' Equity (beginning) + Total Shareholders' Equity (fiscal year-end))/2} X 100
*3: Figures in ( ) indicate the figures excluding a special factor (the effect of Supreme Court judgement).

➢ Issuance of Preferred Securities

- In March 2006, through our overseas special purpose subsidiaries, we issued approximately JPY 140 billion of preferred securities, which increased the Group's Tier 1 capital and contributed to enhance our capital base to support our future growth.

As a consequence, Consolidated BIS Capital Ratio was maintained at a sufficient level of 11.63%.
In addition, combined with the aforementioned good profit performance, our Earnings per Share (EPS) and Return on Equity (ROE) were sustained at high levels, and if we exclude the previous fiscal year's special factor (the effect of Supreme Court judgment), they were improved considerably compared with the previous fiscal year.

IV. Others (Financial Soundness)

Our financial soundness remained at a sufficiently high level.
In Fiscal 2005, we disposed JPY 223.8 billion of unrealized losses on bond portfolios, including the non-recurring losses due to the bond portfolio restructuring in the first half.

(JPY Bn)	FY2005	Change from FY2004
Net Deferred Tax Assets (DTAs) (Consolidated)	295.7	-707.1
Net DTAs / Tier 1 Ratio	6.4%	-17.5%
Disclosed Claims under the Financial Reconstruction Law (3 Banks)	1,052.8	-442.8
NPL Ratio	1.41%	-0.74%
(Net NPL Ratio) *1	(0.47%)	(-0.28%)
Unrealized Gains on Other Securities (Consolidated) *2	2,201.4	1,258.7

*1 (Disclosed Claims under the Finaicial Reconstruction Law - Reserves for Possible Losses on Loans) / (Total Claims - Reserves for Possible Losses on Loans)
*2 The base amount to be recorded directly to Shareholders' Equity after tax and other necessary adjustments

Earnings Estimates for Fiscal 2006

In Fiscal 2006, we will continue to develop our strategies based on the "Channel to Discovery" Plan. We aim to complete full repayment of the remaining public funds and to list on the NYSE. At the same time, we estimate Consolidated Net Income for Fiscal 2006 to exceed that of Fiscal 2005 by enhancement of the Group's comprehensive profitability centering on Customer Groups.

(The figures below are on a consolidated basis.)

- Consolidated Net Business Profits are estimated to steadily increase, mainly due to an increase in profits from Customer Groups, as we continue strategic allocation of our management resources to growth business areas and enhance the comprehensive capabilities of the Group.
- Despite the continued improvement in our asset quality, Credit-related Costs are estimated conservatively at JPY 90.0 billion. Net Gains related to Stocks are also estimated conservatively at JPY 40.0 billion.
- As a consequence, we estimate Consolidated Net Income of JPY 720.0 billion, more then 10% increase from the previous fiscal year (equivalent to an increase of JPY 160.0 billion compared with our calculation based on the Business Revitalization Plan), and also expect to steadily increase our EPS.
- As for dividends for the fiscal year ending March 2007, we plan to pay dividends of JPY 4,000 per common share and to pay preferred dividends of the defined amount according to the terms and conditions of preferred share issues.

(Consolidated)

(JPY Bn)	FY2006 (Estimates)	Change from FY2005 *2
Consolidated Net Business Profits *1	1,200.0	277.4 (138.9)
Credit-related Costs	-90.0	-143.2
Net Gains related to Stocks	40.0	-191.5
Ordinary Profits	1,120.0	198.9
Net Income	720.0	70.0

*1: Consolidated Gross Profits - General and Administrative Expenses (Excluding Non-recurring Losses) + Equity in Income from Investments in Affiliates and other consolidation adjustments

*2: Figures in ( ) indicate the figures excluding the effect of the disposition of Unrealized Losses on bond portfolios in the 2H of FY2005. (The same applies to the chart below.)

(Reference) 3 Banks

(JPY Bn)	FY2006 (Estimates)	Change from FY2005
Net Business Profits	1,015.0	* 245.7 (107.1)
Credit-related Costs	-69.0	-132.9
Net Gains related to Stocks	40.0	-159.7
Ordinary Profits	910.0	* 240.5
Net Income	645.0	* 32.0

* Figures of FY2005 exclude JPY 120.0 billion in dividends from the financial subsidiaries for corporate revitalization.

Definition

3 Banks: Aggregated figures for Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking and their financial subsidiaries for corporate revitalization on a non-consolidated basis.
On October 1, 2005, each of the financial subsidiaries for corporate revitalization was merged into its own parent bank.

(Reference) Stock Prices: Our good profit performance and improved financial soundness have been reflected.

	Mar.31, 2005	Mar. 31, 2006	Change from Mar. 31, 2005	% Change
Stock Prices (TSE closing prices)	JPY 507,000	JPY 963,000	JPY 456,000	89.9%
Market Capitalization	JPY 6.1Tn	JPY 11.6 Tn	JPY 5.5 Tn	89.9%
TOPIX	1,182	1,728	546	46.2%
TOPIX(Banking)	292	484	192	65.9%

For Immediate Release: May 22, 2006

Non-consolidated Financial Statements for Fiscal 2005

FASF MEMBERSHIP

Company name: **Mizuho Financial Group, Inc. ("MHFG")**

Stock code number:		8411
Stock Exchanges:		Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:		http://www.mizuho-fg.co.jp/english/
Address:		5-5 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan
Representative:	Name:	Terunobu Maeda
	Title:	President & CEO
For inquiry:	Name:	Mamoru Kishida
	Title:	General Manager, Accounting Department
	Phone:	03-5224-2030

Meeting of Board of Directors for Financial Results:	May 22, 2006
Ordinary General Meeting of Shareholders :	June 27, 2006
Scheduled Dividend Payment Commencement Date:	June 27, 2006
Interim Dividends System :	Established
Special Round Lot :	Not applicable

1. Financial Highlights for Fiscal 2005 (for the fiscal year ended March 31, 2006)

(1) Operating Results

Amounts less than one million yen are rounded down

	Operating Income		Operating Profits		Ordinary Profits	
	¥million	%	¥million	%	¥million	%
Fiscal 2005	128,990	*386.9*	115,512	*686.1*	113,452	*693.1*
Fiscal 2004	26,493	*2.9*	14,694	*5.1*	14,304	*4.7*

	Net Income		Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock	Net Income on Equity	Ordinary Profits to Total Assets	Ordinary Profits to Operating Income
	¥million	%	¥	¥	%	%	%
Fiscal 2005	790,240	-	63,040.65	53,235.99	88.4	2.8	88.0
Fiscal 2004	30,886	*210.8*	(588.85)	-	(1.2)	0.4	54.0

Notes: 1. Average outstanding shares of common stock (excl. Treasury stock): Fiscal 2005 12,001,823 shares, Fiscal 2004 11,947,488 shares
2. Change in accounting method: None
3. Percentage figures in Operating Income, Operating Profits, Ordinary Profits and Net Income represent changes in the respective accounts compared with the previous fiscal year.

(2) Cash Dividends Declared for Common Shareholders

	Cash Dividends Declared per Share (Annual)			Amount of Cash Dividends Declared (Annual)	Dividends Pay-out Ratio	Dividends as a Percentage of Common Shareholders' Equity
		Interim Cash Dividends	Year-end Cash Dividends			
	¥	¥	¥	¥million	%	%
Fiscal 2005	4,000	0	4,000	81,421	6.3	4.1
Fiscal 2004	3,500	0	3,500	79,929	-	7.8

Note: Amount of Cash Dividends Declared (Annual) is the aggregated amount of those on common stock and preferred stock.

(3) Financial Conditions

	Total Assets	Total Shareholders' Equity	Total Shareholders' Equity to Total Assets	Total Shareholders' Equity per Share of Common Stock
	¥million	¥million	%	¥
Fiscal 2005	4,793,061	2,752,319	57.4	94,861.81
Fiscal 2004	3,178,608	2,986,230	93.9	41,782.20

Notes: 1. Outstanding shares of common stock (excl. treasury stock): As of March 31, 2006 12,001,399 shares As of March 31, 2005 12,002,202 shares
2. Outstanding shares of treasury stock (common stock): As of March 31, 2006 2,596 shares As of March 31, 2005 1,793 shares

2. Earnings Estimates for Fiscal 2006 (for the fiscal year ending March 31, 2007)

	Operating Income	Ordinary Profits	Net Income	Cash Dividends Declared per Share (Annual)		
				Interim Cash Dividends	Year-end Cash Dividends	
	¥million	¥million	¥million	¥	¥	¥
First Half of Fiscal 2006	1,230,000	1,220,000	1,210,000	0	-	-
Fiscal 2006	1,250,000	1,220,000	1,230,000	-	4,000	4,000

Reference: Net Income per Share of Common Stock (Fiscal 2006 estimate): ¥ 99,703.75

*The above estimates are forward-looking statements that are based on our current expectations and are subject to significant risks and uncertainties. Actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, declines in the value of equity securities or real estate, the deterioration of the quality of loans to certain borrowers and industry sectors, the effect of new legislation or government directives and fluctuations in foreign currency exchange rates. We disclaim any obligation to update or revise the forward-looking statements, except as may be required by the rules of the Tokyo Stock Exchange and any applicable laws and regulations.

Number of Shares

	Fiscal 2005		Fiscal 2004	
	Average Outstanding Shares	Year-end Outstanding Shares	Average Outstanding Shares	Year-end Outstanding Shares
Common Stock	12,001,823	12,001,399	11,947,488	12,002,202
First Series Class I Preferred Stock	-	-	13,742	-
Second Series Class II Preferred Stock	25,232	-	97,356	61,400
Third Series Class III Preferred Stock	41,095	-	100,000	100,000
Fourth Series Class IV Preferred Stock	150,000	150,000	150,000	150,000
Sixth Series Class VI Preferred Stock	150,000	150,000	150,000	150,000
Seventh Series Class VII Preferred Stock	66,438	-	125,000	125,000
Eighth Series Class VIII Preferred Stock	24,369	-	120,500	59,300
Ninth Series Class IX Preferred Stock	-	-	75,298	-
Tenth Series Class X Preferred Stock	57,534	-	140,000	140,000
Eleventh Series Class XI Preferred Stock	943,740	943,740	943,740	943,740
Twelfth Series Class XI Preferred Stock	-	-	3,947	-
Thirteenth Series Class XIII Preferred Stock	36,690	36,690	36,690	36,690

Notes: 1. Minimum number of shares for trading for common and preferred stock : 1 share

2. Treasury stock is excluded from the number of outstanding shares. Treasury Stock: Fiscal 2005 Common Stock 2,596shares Preferred Stock -
Fiscal 2004 Common Stock 1,793shares Preferred Stock 137,300shares

3. Decrease in stocks below is due to repurchase and cancellation.

	Cancellation		Repurchase & Cancellation	
	Number of Shares	Acquisition Cost (¥million)	Number of Shares	Acquisition Cost (¥million)
Second Series Class II Preferred Stock	38,600	60,524	61,400	115,292
Third Series Class III Preferred Stock	-	-	100,000	187,578
Seventh Series Class VII Preferred Stock	-	-	125,000	250,735
Eighth Series Class VIII Preferred Stock	65,700	148,784	59,300	156,376
Ninth Series Class IX Preferred Stock	33,000	50,650	-	-
Tenth Series Class X Preferred Stock	-	-	140,000	233,706

Cash Dividends Declared for Shareholders

	Cash Dividends Declared per Share (Annual)			Amount of Cash Dividends Declared (Annual)
		Interim Cash Dividends	Year-end Cash Dividends	
Fiscal 2005	¥	¥	¥	¥million
Common Stock	4,000	-	4,000	48,005
Fourth Series Class IV Preferred Stock	47,600	-	47,600	7,140
Sixth Series Class VI Preferred Stock	42,000	-	42,000	6,300
Seventh Series Class VII Preferred Stock	-	-	-	-
Eleventh Series Class XI Preferred Stock	20,000	-	20,000	18,874
Thirteenth Series Class XIII Preferred Stock	30,000	-	30,000	1,100
Fiscal 2004	¥	¥	¥	¥million
Common Stock	3,500	-	3,500	42,007
First Series Class I Preferred Stock	-	-	-	-
Second Series Class II Preferred Stock	8,200	-	8,200	503
Third Series Class III Preferred Stock	14,000	-	14,000	1,400
Fourth Series Class IV Preferred Stock	47,600	-	47,600	7,140
Sixth Series Class VI Preferred Stock	42,000	-	42,000	6,300
Seventh Series Class VII Preferred Stock	11,000	-	11,000	1,375
Eighth Series Class VIII Preferred Stock	8,000	-	8,000	474
Ninth Series Class IX Preferred Stock	-	-	-	-
Tenth Series Class X Preferred Stock	5,380	-	5,380	753
Eleventh Series Class XI Preferred Stock	20,000	-	20,000	18,874
Twelfth Series Class XI Preferred Stock	-	-	-	-
Thirteenth Series Class XIII Preferred Stock	30,000	-	30,000	1,100

Estimates for Cash Dividends per Share for the Fiscal 2006

	Cash Dividends Declared per Share (Annual)		
	Interim Cash Dividends	Year-end Cash Dividends	
	¥	¥	¥
Common Stock	-	4,000	4,000
Fourth Series Class IV Preferred Stock	-	47,600	47,600
Sixth Series Class VI Preferred Stock	-	42,000	42,000
Eleventh Series Class XI Preferred Stock	-	20,000	20,000
Thirteenth Series Class XIII Preferred Stock	-	30,000	30,000

Reference

Formulae for indices - Financial Highlights for Fiscal 2005

Net Income per Share of Common Stock

$$\frac{\text{Net Income} - \text{Amount Not Available to Common Shareholders (*1)}}{\text{Average Outstanding Shares of Common Stock (*2)}}$$

Diluted Net Income per Share of Common Stock

$$\frac{\text{Net Income} - \text{Amount Not Available to Common Shareholders (*1)} + \text{Adjustments}}{\text{Average Outstanding Shares of Common Stock (*2)} + \text{Increasing Shares of Common Stock for Dilutive Securities (*3)}}$$

Net Income on Equity

$$\frac{\text{Net Income} - \text{Amount Not Available to Common Shareholders (*1)}}{[\text{(Total Shareholders' Equity (Beginning)} - \text{Outstanding Shares of Preferred Stock (Beginning)} \times \text{Issued Price)} + \text{(Total Shareholders' Equity (fiscal year-end)} - \text{Outstanding Shares of Preferred Stock (fiscal year-end)(*2)} \times \text{Issued Price)}] / 2} \times 100$$

Dividends Pay-Out Ratio

$$\frac{\text{Cash Dividends Declared per Share of Common Stock}}{\text{Net Income per Share of Common Stock}} \times 100$$

Dividends as a Percentage of Common Shareholders' Equity

$$\frac{\text{Amount of Cash Dividends Declared (Common Stock)}}{\text{Shareholders' Equity (fiscal year-end)} - \text{Outstanding Shares of Preferred Stock (fiscal year-end)(*2)} \times \text{Issued Price}} \times 100$$

Shareholders'Equity per Share of Common Stock

$$\frac{\text{Shareholders' Equity (fiscal year-end)} - \text{Deduction from Shareholders' Equity (*4)}}{\text{Outstanding Shares of Common Stock (fiscal year-end) (*2)}}$$

Formula for index - Earnings Estimates for Fiscal 2006

Net Income per Share of Common Stock (Fiscal 2006 estimate)

$$\frac{\text{Net Income (estimate)} - \text{Cash Dividends on Preferred Stock (estimate)}}{\text{Outstanding Shares of Common Stock (fiscal year-end) (*2)}}$$

*1 Dividends on Preferred Stock and others.
*2 Treasury Stock is excluded from outstanding shares of stock.
*3 Increasing Shares of Common Stock for Dilutive Securities is calculated under the assumption that dilutive options regarding dilutive securities are exercised at the beginning of the fiscal year in accordance with accounting standards. That is, all dilutive convertible securities, including those before the conversion period, are assumed to be converted at the price calculated based on the market price at the beginning of the fiscal year.
*4 Issue amount of Preferred Stock, dividends on Preferred Stock and others.

NON-CONSOLIDATED BALANCE SHEETS

As of March 31,	2006 (A) Millions of yen	%	2005 (B) Millions of yen	%	(A) - (B) Millions of yen
Assets					
Current Assets					
Cash and Due from Banks	¥ **2,361**		¥ 2,601		¥ (239)
Advances	**6**		4		1
Prepaid Expenses	**1,514**		336		1,178
Accounts Receivable	**272,328**		75,487		196,841
Other Current Assets	**3,023**		1,352		1,671
Total Current Assets	**279,234**	**5.8**	79,782	2.5	199,452
Non-Current Assets					
Tangible Assets	**771**		925		(154)
Buildings	**229**		225		4
Equipment	**541**		699		(158)
Intangible Assets	**4,304**		4,477		(173)
Trademarks	**140**		142		(2)
Software	**4,095**		3,894		200
Other Intangible Fixed Assets	**68**		440		(371)
Investments	**4,508,445**		3,092,812		1,415,633
Investment Securities	**2**		-		2
Investments in Subsidiaries and Affiliates	**4,505,283**		3,089,775		1,415,508
Other Investments	**3,159**		3,037		122
Total Non-Current Assets	**4,513,521**	**94.2**	3,098,215	97.5	1,415,305
Deferred Assets					
Establishment Costs	**0**		1		(0)
Start-Up Costs	**304**		608		(304)
Total Deferred Assets	**304**	**0.0**	609	0.0	(304)
Total Assets	¥ **4,793,061**	**100.0**	¥ 3,178,608	100.0	¥ 1,614,453
Liabilities					
Current Liabilities					
Short-term Borrowings	¥ **965,000**		¥ -		¥ 965,000
Commercial Paper	**-**		152,000		(152,000)
Short-term Bonds	**1,072,000**		-		1,072,000
Accounts Payable	**172**		629		(456)
Accrued Expenses	**2,082**		753		1,329
Accrued Corporate Taxes	**3**		3		-
Deposits Received	**58**		37,713		(37,654)
Reserve for Bonus Payments	**161**		147		14
Total Current Liabilities	**2,039,479**	**42.6**	191,247	6.0	1,848,231
Non-Current Liabilities					
Deferred Tax Liabilities	**857**		888		(30)
Reserve for Employee Retirement Benefits	**389**		242		147
Other Non-Current Liabilities	**14**		-		14
Total Non-Current Liabilities	**1,261**	**0.0**	1,130	0.1	131
Total Liabilities	**2,040,741**	**42.6**	192,378	6.1	1,848,363
Shareholders' Equity					
Common Stock and Preferred Stock	**1,540,965**	**32.1**	1,540,965	48.5	-
Capital Surplus					
Capital Reserve	**385,241**		385,241		-
Other Capital Surplus	**50**		1,127,700		(1,127,650)
Transfer from Capital Stock and Capital Reserve	**-**		1,127,672		(1,127,672)
Gains on Sales of Treasury Stock	**50**		28		22
Total Capital Surplus	**385,291**	**8.0**	1,512,942	47.6	(1,127,650)
Retained Earnings					
Appropriated Reserve	**4,350**		4,350		-
Voluntary Reserve	**-**		47,662		(47,662)
Special Voluntary Earned Reserve	**-**		47,662		(47,662)
Unappropriated Retained Earnings	**822,956**		140,957		681,998
Total Retained Earnings	**827,306**	**17.3**	192,970	6.0	634,335
Net Unrealized Gains(Losses) on Other Securities, net of Taxes	**12**	**0.0**	(24)	(0.0)	37
Treasury Stock	**(1,255)**	**(0.0)**	(260,622)	(8.2)	259,367
Total Shareholders' Equity	**2,752,319**	**57.4**	2,986,230	93.9	(233,910)
Total Liabilities and Shareholders' Equity	¥ **4,793,061**	**100.0**	¥ 3,178,608	100.0	¥ 1,614,453

NON-CONSOLIDATED INCOME STATEMENTS

	2006 (A)		2005 (B)		(A) - (B)
For the fiscal years ended March 31,	Millions of yen	%	Millions of yen	%	Millions of yen
Operating Income					
Cash Dividend Received from Subsidiaries and Affiliates	¥ 112,528		¥ 13,736		¥ 98,791
Fees and Commission Received from Subsidiaries and Affiliates	16,461		12,757		3,704
Total Operating Income	128,990	100.0	26,493	100.0	102,496
Operating Expenses					
General and Administrative Expenses	13,477		11,799		1,678
Total Operating Expenses	13,477	10.4	11,799	44.5	1,678
Operating Profits	115,512	89.6	14,694	55.5	100,817
Non-Operating Income					
Rent Received	42		68		(25)
Other Non-Operating Income	209		67		142
Total Non-Operating Income	252	0.2	135	0.5	116
Non-Operating Expenses					
Interest Expenses	261		-		261
Interest on Commercial Paper	40		174		(133)
Interest on Short-term Bonds	1,696		-		1,696
Amortization of Start-Up Costs	304		304		-
Other Non-Operating Expenses	8		47		(39)
Total Non-Operating Expense	2,311	1.8	526	2.0	1,785
Ordinary Profits	113,452	88.0	14,304	54.0	99,148
Extraordinary Gains					
Gains on Disposal of Investments in Subsidiaries	679,000		73,546		605,454
Other Extraordinary Gains	3,934		11		3,922
Total Extraordinary Gains	682,934	529.4	73,557	277.6	609,377
Extraordinary Losses					
Losses on Disposal of Investments in Subsidiaries	-		56,186		(56,186)
Other Extraordinary Losses	6,154		228		5,926
Total Extraordinary Losses	6,154	4.8	56,414	212.9	(50,259)
Income Before Income Taxes	790,232	612.6	31,447	118.7	758,785
Income Taxes:					
Current	30		4		25
Deferred	(38)		556		(595)
Total Income Taxes	(8)	(0.0)	561	2.1	(569)
Net Income	790,240	612.6	30,886	116.6	759,354
Retained Earnings Brought Forward from Previous Fiscal Year	108,691		110,071		(1,380)
Cancellation of Treasury Stock	75,976		-		75,976
Unappropriated Retained Earnings	¥ 822,956		¥ 140,957		¥ 681,998

BASIS FOR PRESENTATION AND PRINCIPLES OF FINANCIAL STATEMENTS

1. Valuation of Securities

Investments in subsidiaries and affiliates and Other Securities that do not have readily determinable fair value are stated at acquisition cost as determined by the moving average method.

2. Depreciation and Amortization of Non-Current Assets

(a) Tangible Assets

Depreciation of Buildings is computed by the straight-line method, and that of Equipment is computed by the declining-balance method with the following range of useful lives.

Buildings: 4 to 47 years

Equipment: 2 to 17 years

(b) Intangible Assets

Trademarks are amortized under the straight-line method over 10 years.

Development costs for internally-used software are capitalized and amortized by the straight-line method over their estimated useful lives (primarily 5 years).

3. Capitalization and Amortization of Deferred Assets

Establishment Costs and Start-up Costs are capitalized and amortized under the straight-line method over five years, in accordance with the Enforcement Regulations of the Commercial Code of Japan.

4. Reserves

(a) Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments and service periods.

(b) Reserve for Employee Retirement Benefits, which is provided for future pension payments to employees, is recorded as the required amount based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year.

Unrecognized actuarial gains (losses) are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term (10 years) within the average remaining service period of the current employees.

5. Leases

Finance leases which do not involve the transfer of ownership to the lessee are accounted for as operating leases.

6. Consumption Taxes and Local Consumption Taxes

Consumption Taxes and Local Consumption Taxes are excluded from transaction amounts.

NOTES TO NON-CONSOLIDATED BALANCE SHEET

1. Accumulated depreciation of tangible assets amounted to ¥972 million.

2. Liabilities towards affiliates

   Short-term borrowings: ¥965,000 million

3. Number of shares

Authorized:	Common Stock 25,000,000	Preferred Stock 4,698,500
Outstanding:	Common Stock 12,003,995.49	Preferred Stock 1,280,430

4. The number of shares of Treasury Stock : Common Stock 2,596.41

5. MHFG has guaranteed on a subordinated basis the principal of and interest on the subordinated notes issued by Mizuho Financial Group (Cayman) Limited. Amount of the subordinated guarantee at the end of the fiscal year is ¥471,489 million.

6. Dividend restrictions

(a) The increased net asset amount resulting from the application of fair value as stipulated in Article 124 no.3 of the Enforcement Regulations of the Commercial Code of Japan is ¥12 million.

(b) In compliance with the Articles of Incorporation of MHFG, dividends to be distributed to preferred shareholders shall not exceed the following amounts:

Fourth series Class IV Preferred Stock	¥47,600 per share
Sixth series Class VI Preferred Stock	¥42,000 per share
Eleventh series Class XI Preferred Stock	¥20,000 per share
Thirteenth series Class XIII Preferred Stock	¥30,000 per share

NOTES TO NON-CONSOLIDATED INCOME STATEMENT

1. Operating Income from transactions with subsidiaries and affiliates

Cash dividend received from subsidiaries and affiliates	¥112,528 million
Fee and commission received from subsidiaries and affiliates	¥16,461 million

2. Major items, which are all classified as general expenses, in General and Administrative Expenses:

Salaries	¥3,553 million
Entrusted business commissions	¥2,263 million
Rent (land, buildings and equipment)	¥1,856 million
Depreciation	¥1,494 million
Advertising expenses	¥1,202 million
Expenses on Employee retirement benefits	¥850 million

3. Operating Expenses from transactions with subsidiaries and affiliates

   General and Administrative Expenses ¥3,756 million

4. Non-Operating Income from transactions with subsidiaries and affiliates

   Rent ¥42 million

5. Other Non-Operating Income includes interest on the refund of withholding tax and others of ¥166 million.

6. Non-Operating Expenses from transactions with subsidiaries and affiliates
   Interest Expenses ¥261 million

7. Extraordinary Gains from transactions with subsidiaries and affiliates
   Gains on Disposal of Investments in Subsidiaries ¥642,696 million

8. Extraordinary Losses from transactions with subsidiaries and affiliates
   Losses on transfer of business ¥1,227 million

9. Other Extraordinary Losses include expenses of ¥4,806 million related to preparations for a planned listing on the New York Stock Exchange and losses on transfer of business of ¥1,227 million.

SECURITIES

Unrealized gains on investments in subsidiaries and affiliates that have fair value are as follows:

	Amount on Balance Sheet	Fair Value	Unrealized Gains
Investments in Subsidiaries	¥137,171 million	¥1,245,019 million	¥1,107,847 million

DEFERRED TAXES

1. Components of Deferred Tax Assets and Liabilities

Deferred Tax Assets	
Investments in Subsidiaries	¥ 1,386,257 million
Tax Losses Carried Forward	525,667 million
Others	278 million
Gross Deferred Tax Assets (Subtotal)	1,912,202 million
Valuation Allowance	(1,912,003)million
Gross Deferred Tax Assets	199 million
Deferred Tax Liabilities	
Prepaid Pension Cost	(1,048)million
Others	(8)million
Gross Deferred Tax Liabilities	(1,057)million
Net Deferred Tax Liabilities	¥ (857)million

2. Difference between the normal statutory tax rate and the ratio of Income Tax Expenses after deferred tax accounting to Income before Income Taxes ("Effective Tax Rate") is as follows:

Normal Statutory Tax Rate	40.69 %
Adjustments	
Permanent differences (e.g. cash dividends received)	(70.08) %
Increase and Decrease of Valuation Allowance	29.76 %
Others	(0.37) %
Effective Tax Rate	**(0.00) %**

PER SHARE INFORMATION

Total Shareholders' Equity per share of Common Stock	¥94,861.81
Net Income per share of Common Stock	¥63,040.65
Diluted Net Income per share of Common Stock	¥53,235.99

Net Income per share of common stock was computed using the following information:

Net income	¥790,240 million
Amount not available to common shareholders	¥33,638 million
Preferred dividends	*¥33,415 million*
Excess of consideration paid to cancel preferred stock over capital surplus	*¥222 million*
Net Income related to common stock	¥756,602 million
Average outstanding shares of common stock	12,001 thousand

Diluted Net Income per share of common stock was computed using the following information:

Adjustments	¥19,097 million
Preferred dividends	*¥18,874 million*
Excess of consideration paid to cancel preferred stock over capital surplus	*¥222 million*
Increasing shares of common stock for dilutive securities	2,569 thousand
Preferred stock	*2,569 thousand*

PROPOSED APPROPRIATION OF RETAINED EARNINGS

in millions of yen except for per share amounts

		Fiscal 2005		Fiscal 2004
Unappropriated Retained Earnings at the end of the fiscal year		**¥ 822,956**		¥ 140,957
Transfer from Voluntary Reserve		-		47,662
Transfer from Special Voluntary Earned Reserve		-		47,662
Appropriations for Unappropreated Retained Earnings:		**81,421**		79,929
Cash Dividends for Second Series Class II Preferred Stock		-	*¥ 8,200 per Share*	503
Cash Dividends for Third Series Class III Preferred Stock		-	*¥ 14,000 per Share*	1,400
Cash Dividends for Fourth Series Class IV Preferred Stock	*¥ 47,600 per Share*	**7,140**	*¥ 47,600 per Share*	7,140
Cash Dividends for Sixth Series Class VI Preferred Stock	*¥ 42,000 per Share*	**6,300**	*¥ 42,000 per Share*	6,300
Cash Dividends for Seventh Series Class VII Preferred Stock		-	*¥ 11,000 per Share*	1,375
Cash Dividends for Eighth Series Class VIII Preferred Stock		-	*¥ 8,000 per Share*	474
Cash Dividends for Tenth Series Class X Preferred Stock		-	*¥ 5,380 per Share*	753
Cash Dividends for Eleventh Series Class XI Preferred Stock	*¥ 20,000 per Share*	**18,874**	*¥ 20,000 per Share*	18,874
Cash Dividends for Thirteenth Series Class XIII Preferred Stock	*¥ 30,000 per Share*	**1,100**	*¥ 30,000 per Share*	1,100
Cash Dividends for Common Stock	*¥ 4,000 per Share*	**48,005**	*¥ 3,500 per Share*	42,007
Unappropriated Retained Earnings Carried Forward		**¥ 741,535**		¥ 108,691

May 26, 2006

Mizuho Financial Group, Inc.

Corrections in "Selected Financial Information for Fiscal 2005"

Mizuho Financial Group, Inc. ("MHFG") hereby announces and apologizes for corrections in its "Selected Financial Information for Fiscal 2005" disclosed on May 22, 2006 as shown on the attached sheet.

Close Window

Mizuho Financial Group Top

1. Corrected Items

"Selected Financial Information for Fiscal 2005" p.3-16

7. Overview of Derivative Transactions Qualifying for Hedge Accounting
   Non-Consolidated
   ■Notional Amount of Interest Rate Swaps (qualifying for Hedge Accounting) by Remaining Contractual Term

2. Corrected Information

Corrected information is underlined.

<Before Corrections>

(Billions of yen)

Aggregated Figures of the 3 Banks	As of March 31,2006			
	Within 1 year	1 - 5 years	Over 5 years	
Receive Fixed / Pay Float	12,116.3	12,537.2	2,560.6	27,214.3
Receive Float/ Pay Fixed	36,905.9	4,872.4	2,187.8	43,966.2
Receive Float / Pay Float	1,335.3	1,119.3	24.8	2,479.4
Receive Fixed / Pay Fixed	-	-	-	-
Total	50,357.6	18,529.0	4,773.3	73,660.0

Mizuho Trust & Banking	As of March 31,2006			
	Within 1 year	1 - 5 years	Over 5 years	
Receive Fixed / Pay Float	5,971.5	60.0	-	6,031.5
Receive Float/ Pay Fixed	32,408.3	65.0	-	32,473.3
Receive Float / Pay Float	-	-	-	-
Receive Fixed / Pay Fixed	-	-	-	-
Total	38,379.8	125.0	-	38,504.8

<After Corrections>

(Billions of yen)

Aggregated Figures of the 3 Banks	As of March 31,2006			
	Within 1 year	1 - 5 years	Over 5 years	
Receive Fixed / Pay Float	6,242.8	12,527.2	2,620.6	21,390.8
Receive Float/ Pay Fixed	4,497.6	5,057.4	2,252.8	11,807.9
Receive Float / Pay Float	1,335.3	1,119.3	24.8	2,479.4
Receive Fixed / Pay Fixed	-	-	-	-
Total	12,075.8	18,704.0	4,898.3	35,678.2

Mizuho Trust & Banking	As of March 31,2006			
	Within 1 year	1 - 5 years	Over 5 years	
Receive Fixed / Pay Float	98.0	50.0	60.0	208.0
Receive Float/ Pay Fixed	-	250.0	65.0	315.0
Receive Float / Pay Float	-	-	-	-
Receive Fixed / Pay Fixed	-	-	-	-
Total	98.0	300.0	125.0	523.0

Internet Conference

Mizuho Financial Group

IR Information

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Internet Conference

Mizuho Financial Group
FY2005 Results Internet Conference

May 22nd, 2006
22:00(Japan) / 14:00(London) / 9:00(New York)
Speaker: Mr. Takayuki Yokota, Chief IR Officer

An audio recording of the conference
via the Internet (with visual presentation)
(available until June 21st, 2006<Japan Time>)
URL : https://e-meetings.mci.com/nc/join/
Net Conference Number : **PA8176883**
Passcode : **MIZUHO**

via telephone (available until May 27th, 2006<Japan Time>)
(Japan) : +81-3-5539-7171
(UK) : +44-20-7019-0811
(US) : +1-203-369-4622
Passcode : **568742**

<Presentation Material>

Download a presentation material on PDF file(PDF/154k)

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Terms and Conditions

MIZUHO

Channel to Discovery

Financial Results for FY2005

May 2006

Mizuho Financial Group

Definitions

3 Banks: Aggregated figures for Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking and their financial subsidiaries for corporate revitalization on a non-consolidated basis

2 Banks: Aggregated figures for Mizuho Bank and Mizuho Corporate Bank and their financial subsidiaries for corporate revitalization on a non-consolidated basis



Mizuho Financial Group, Inc.
Global Retail Group
Mizuho Bank
Mizuho Investors Securities
UC Card
Mizuho Capital
Shinko Securities*
Global Corporate Group
Mizuho Corporate Bank
Mizuho Securities
Global Asset & Wealth Management Group
Mizuho Trust & Banking
Mizuho Private Wealth Management
Trust & Custody Services Bank
Asset Management Companies
DKA
FIMCO
DIAM*
Group Strategy Affiliates
Mizuho Financial Strategy
Mizuho Research Institute
Mizuho Information & Research Institute

* An affiliate under equity method

Index

I. Summary of Financial Results for FY2005

Mizuho Financial Group (Consolidated Basis)

(JPY Bn)	FY2005	FY2004	Change	%
Consolidated Gross Profits	2,002	1,993	+9	+0.46%
G&A Expenses	-1,095	-1,091	-3	
Consolidated Net Business Profits *	922	912	+9	+1.09%
Credit Costs	53	-93	+147	
Net Gains related to Stocks	231 **	210	+21	
Ordinary Profits	921	657	+263	
Net Income	649	627	+22	+3.58%

		Mar. 2006	Mar. 2005	Change
Shareholders' Equity		4,804	3,905	+899
BIS Capital Ratio	(preliminary)	11.63%	11.91%	-0.28%
Tier 1 Capital Ratio	(preliminary)	5.89%	6.19%	-0.30%

* Consolidated Gross Profits – G&A Expenses (Excluding Non-recurring Losses) + Equity in Income from Investments in Affiliates and other consolidation adjustments
** Includes gains (JPY 42.4 billion) on sales of a part of Mizuho Trust & Banking common stock

Details of Consolidated Net Business Profits

(Consolidated) (JPY Bn)

	FY2005	FY2004	Change
Consolidated Gross Profits	2,002	1,993	+9
Net Interest Income	1,062	1,106	-43
Net Fiduciary Income	78	63	+15
Net Fee & Commission Income	555	472	+83
Net Trading Income	204	165	+39
Net Other Operating Income	100	185	-85
G&A Expenses	-1,095	-1,091	-3
Consolidated Net Business Profits*	922	912	+9

Disposed JPY138.5Bn of Unrealized Losses on Bond Portfolio in FY2005

* Consolidated Gross Profits – G&A Expenses (Excluding Non-recurring Losses) + Equity in Income from Investments in Affiliates and other consolidation adjustments

Financial Highlights for FY2005

Net Business Profits* of 3 Banks



Mizuho Trust & Banking
Mizuho Corporate Bank
Mizuho Bank
(JPY Bn)
900
800
700
600
500
400
300
200
100
0
800
907**
FY2004
FY2005

* Net Business Profits (before Provision for General Reserve for Possible Losses on Loans) of Mizuho Trust & Banking exclude the amounts of Credit Costs for Trust Accounts

** Excluding JPY120 billion in dividends from the financial subsidiaries for corporate revitalization and Losses of JPY138.5billion related to disposition of Unrealized Losses on Bond Portfolio

Group Synergies

Trust & Asset Management Business (Mizuho Trust & Banking)



(JPY Bn)
(Non-Consolidated)
100
50
0
69
81
97
FY2003
FY2004
FY2005

Retail Securities Business (Mizuho Investors Securities)



(JPY Bn)
(Non-Consolidated)
Ordinary Profits
30
20
10
0
12
8
32
FY2003
FY2004
FY2005

Wholesale Securities Business (Mizuho Securities)



(JPY Bn)
(Non-Consolidated)
Ordinary Profits
60
40
20
0
37
40
62
FY2003
FY2004
FY2005

II. Steady Top-line Growth and Expense Reduction

Loan Balance*



(JPY Tn)
Overseas & Offshore
Domestic
(Excluding Trust Account)
(3 Banks)
65
60
55
0
3.9
60.1
4.1
58.4
4.9
58.5
6.3
58.7
Sep.2004
Mar. 2005
Sep. 2005
Mar.2006

(JPY Bn, 3 Banks, Including Trust Account)

Balance of Domestic Loans*		Mar.2006	Change from Mar.2005
	Loans to Large Corporations	21,153	-1,239
	Loans to Small/Medium-Size Companies	26,792	+1,317
	Mortgage & Consumer Loans	11,774	-58
	Mortgage Loans for owner's residential housing	9,225	+85

* Excluding loans to Mizuho Financial Group, Inc.

Loan and Deposit Rate Margin
(Domestic Operations)

	FY2005	Change from FY2004
Mizuho Bank*	1.67%	-0.13%
Mizuho Corporate Bank*	0.71%	-0.10%
Mizuho Trust & Banking**	1.41%	-0.04%

* Excluding loans to Deposit Insurance Corporation of Japan, government, and other
** 3 domestic accounts : banking accounts (domestic operations) + trust accounts with contracts indemnifying the principal amount (loan trusts + jointly-managed money trusts)

Loan Business (2)

Mizuho Bank's Mortgage Loans for Owner's Residential Housing



(Mizuho Bank)
(JPY Tn)
5
0
8.7
8.7
8.9
Mar. 2005
Sep. 2005
Mar.2006

Loans to Small/Medium-Size Companies*

(Including Trust Account)



(3 Banks)
(JPY Tn)
25
0
25.4
25.0
26.7**
Mar. 2005
Sep. 2005
Mar.2006

* Loans to Small/Medium-Size Companies: Loans to both Small/Medium-Size Companies and Individual Clients – Balance of Housing and Consumer Loans

** Excluding loans to Mizuho Financial Group, Inc.

Net Fee & Commission Income


Consolidated
3 Banks
(JPY Bn)
600
500
400
300
200
100
0
268.5
426.6
+46.5
+46.0
315.1
472.6
+63.3
+83.3
378.4
555.9
FY2003
FY2004
FY2005

Base Expenses and Strategic Expenses


Strategic Expenses
Base Expenses
(JPY Bn)
(3 Banks)
900
800
700
600
0
857.4
-28.2
829.1
-18.1
-52.0
33.9
777.0
810.9
FY2003
FY2004
FY2005

III. Financial Soundness

Non-Performing Loans (NPLs)*


(JPY Tn)
(3 Banks)
5
4
3
2
1
0
4.7
3.1
1.4
1.0
Claims for Special Attention
Claims with Collection Risk
Claims against Bankrupt and Substantially Bankrupt Obligors
Mar.2003
Mar.2004
Mar.2005
Mar.2006

	Mar.2003	Mar.2004	Mar.2005	Mar.2006
NPL Ratios	6.2%	4.4%	2.1%	1.41%
Net NPL Ratios**	3.8%	2.1%	0.7%	0.47%
Credit Costs	-2,095Bn	-237Bn	-61Bn	+63Bn

* NPLs: Disclosed Claims under the Financial Reconstruction Law
** Net NPL Ratios: NPLs (excluding reserves)/ Total Claims (excluding reserves)

Net Deferred Tax Assets (DTAs)

(Consolidated)

- Decreased Net DTAs by increasing Valuation Allowance and recording Taxable Income


(JPY Tn)
(%)
Net DTAs
Net DTAs/Tier1 Ratios
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
50
40
30
20
10
0
1.33
1.00
0.29
Mar. 2004
Mar. 2005
Mar. 2006

Net DTAs/Tier1 Ratios	24.0%	- 17.5%	6.4%

Financial Soundness (3)

Unrealized Gains or Losses on Other Securities*



(Consolidated)
Stocks
Bonds and Other
(JPY Bn)
2,500
2,000
1,500
1,000
500
0
-500
1,109
-166
1,475
-172
2,462
-260
Mar.2005
Sep.2005
Mar.2006

Total	Mar.2005	Sep.2005	Mar.2006
Total	942Bn	1,303Bn	2,201Bn

* The base amount to be recorded directly to Shareholders' Equity after tax and other necessary adjustments

JGB Portfolio



(Acquisition Cost)
(3 Banks)
Balance of JGB
Average Remaining Period to Maturity (excluding Floating-rate Bonds)
(JPY Tn)
25
20
15
10
5
0
(Year)
4
3
2
1
0
21.3
20.4
19.0
Mar.2005
Sep.2005
Mar.2006

	Mar.2005	Sep.2005	Mar.2006
Yield on 10 Year JGB	1.32%	1.48%	1.77%

IV. Disciplined Capital Management

Disciplined Capital Management

Repayment of Public Fund Preferred Shares



(JPY Bn)
Convertible
Non-Convertible
2,000
1,000
0
1,349
600
866
600
250
600
600
Aim to complete the repayment of public funds
Mar.2004
Mar.2005
Sep.2005
Mar.2006

Capital Raising in FY2005

➢ **Sale of treasury stock held by Mizuho Financial Strategy** <Nov.2005>
- Aggregate sale price : **JPY531.6Bn**
- Number of shares : **763,000shares**

➢ **Issuance of Tier1 Preferred Securities (Non Step-up)** <Mar.2006>
- Issue amount : **USD600M** / **EUR500M** } **Approx.JPY140Bn**

Improvement of Capital Quality
(Composition of Tier 1 Capital)



(JPY Bn)
Net DTAs
Public Funds (Convertible)
Public Funds (Non-convertible)
4,000
3,000
2,000
1,000
0
3,941
1,332
1,349
600
659
4,172
1,002
866
600
1,702
4,555
295
600
3,660
Mar.2004
Mar.2005
Mar.2006

Capital and Dividend Policies

■ Priority list for capital management

1. Completion of repayment of public funds	Aim to complete the repayment of public funds in FY2006
2. Remaining treasury stock held by Mizuho Financial Strategy (392 thousand shares)	Aim to repurchase and cancel the remaining treasury stock periodically after the completion of repayment of public funds
3. Convertible preferred shares issued to the private sector (JPY 943.7Bn: Conversion period to commence from July 2008)	Consider to eliminate dilutive effects after the commencement of conversion period

■ Review Dividend Policy in balance with pursuit of growth opportunities

· Flexibly make dividend payments & conduct share repurchases	Aim to manage with the intent to provide returns to shareholders
· Strengthen capital base to support our growth strategies	Aim to raise our consolidated Tier 1 capital ratio to 7% over time

V. Earnings Estimates for FY2006

FY2006 Earnings Estimates

Consolidated

(JPY Bn)

Consolidated		Change from FY2005
Consolidated Net Business Profits*	1,200.0	+277.4 (+138.9)**
Credit Costs	-90.0	-143.2
Net Gains related to Stocks	40.0	-191.5
Ordinary Profits	1,120.0	+198.9
Net Income	720.0	+70.0

* Consolidated Gross Profits – G&A Expenses (Excluding Non-recurring Losses) + Equity in Income from Investments in Affiliates and other consolidation adjustments

** after excluding JPY138.5Bn of disposition of Unrealized Losses in FY2005

(Reference)

(JPY Bn)

3 Banks		Change from FY2005
Net Business Profits	1,015.0	+245.7* (+107.1)**
Credit Costs	-69.0	-132.9
Net Gains related to Stocks	40.0	-159.7
Ordinary Profits	910.0	+240.5*
Net Income	645.0	+32.0*

* Excluding JPY120Bn in dividends from the financial subsidiaries for corporate revitalization in FY2005

** after excluding JPY138.5Bn of disposition of Unrealized Losses in FY2005

■ Focuses for FY2006

- **Strengthen Group's Comprehensive Profitability**
- **Pursue Disciplined Capital Management**
- **Enhance Internal Control & Risk Control**

This presentation material contains forward-looking statements that are based on our current expectations and are subject to significant risks and uncertainties.

Actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, declines in the value of equity securities or real estate, the deterioration of the quality of loans to certain borrowers and industry sectors, and the effect of new legislation or government directives and fluctuations in foreign currency exchange rates.

We disclaim any obligation to update or revise the forward-looking statements, except as may be required by the rules of the Tokyo Stock Exchange and any applicable laws and regulations.

(attachments) changes of directors, executive officers and the management candidates

Mizuho Financial Group

in addition to the changes of our directors, executive officers and the management candidates within Mizuho Financial Group, previously announced on March 1 and March 15, 2006, Mizuho Financial Group, Inc. hereby announces new changes as described below.

【Mizuho Trust & Banking Co., Ltd.(MHTB)】

Name	New Position (Effective as of June 27, 2006)	Current Position
Mr. Mareto Sako	Senior Managing Director and Senior Managing Executive Officer	Advisor
Mr. Hiromi Konno	Managing Director and Managing Executive Officer	Advisor
Mr. Makoto Tagawa	Managing Director and Managing Executive Officer	Executive Officer General Manager of Business Planning Department
Mr. Masaaki Shirakawa	Managing Executive Officer	Executive Officer
Mr. Yuuji Aoyagi	Managing Executive Officer General Manager of IT & Systems Planning Department	Executive Officer General Manager of IT & Systems Planning Department
Mr. Kinya Ninagawa	Managing Executive Officer	Executive Officer General Manager of Human Resources Department
Mr. Hiroyuki Komiya	Executive Officer General Manager of Business Department Ⅲ	General Manager of Business Department Ⅲ
Mr. Norio Matsuo	Executive Officer General Manager of Business Planning Department	General Manager of Business Department Ⅳ
Mr. Ryouichi Tahara	Executive Officer General Manager of Human Resources Department	General Manager of Business Department Ⅰ
Mr. Masato Murakami	Executive Officer General Manager of Asset Management Business Planning Department	General Manager of Asset Management Business Planning Department

Name	New Position (Effective as of June 27, 2006)	Current Position
Mr. Eiji Sumikura	Executive Officer General Manager of Sapporo Branch	General Manager of Sapporo Branch
Mr. Fumio Katoh	Corporate Auditor (full-time)	Managing Executive Officer
Mr. Hidehiko Naito	Retired	Deputy President (Representative Director)
Mr. Yoshinobu Kotera	Retired	Managing Director and Managing Executive Officer
Mr. Hitoshi Maeda	Retired	Managing Director and Managing Executive Officer
Mr. Keiichi Hasegawa	Retired	Executive Officer General Manager of Operations Improvement Project Team
Mr. Masami Kubota	Retired	Corporate Auditor (full-time)

The appointment of Mareto Sako, Hiromi Konno and Makoto Tagawa as board members of MHTB is subject to approval at the general meeting of shareholders to be held on June 27,2006.
The appointment of Fumio Katoh as corporate auditor for MHTB is subject to approval at the same general meeting of shareholders mentioned above.

Name	New Position (Effective as of June 27, 2006)
Mr. Masashi Hisatomi	Substitutional Corporate Auditor

The appointment of Masashi Hisatomi as substitutional corporate auditor for MHTB is subject to approval at the same general meeting of shareholders mentioned above.

May 22, 2006

Mizuho Financial Group, Inc.

Revision of Dividend Forecast for the Fiscal Year Ending March 2006

Mizuho Financial Group, Inc. (MHFG) hereby announces that its Board of Directors has resolved today to revise annual(term-end) dividends per common share for the fiscal year ending March 2006 as mentioned below, and to propose this revision at the fourth annual general meeting of our shareholders scheduled on June 27,2006.

	Previous Forecast	Revised Forecast	(Reference) Dividends for the fiscal year ending March 2005
Annual(term-end) dividends per common share	3,500 yen	4,000 yen	3,500 yen

This notice has been prepared in order to announce certain information concerning MHFG's revision of dividend forecast for the fiscal year ending March 2006 and does not constitute an offer for sale or a solicitation for investment or other similar activity in and outside of Japan.

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May 22, 2006
Mizuho Financial Group, Inc.

Announcement Regarding the Repurchase Authorization of Own Shares (Preferred Shares) (Public Funds)
(Repurchase of Own Shares by Resolution of the Shareholders pursuant to Article 156-1 of the Company Law)

We, Mizuho Financial Group, Inc., hereby notify that the Board of Directors today has resolved to propose the repurchase authorization of our own shares (preferred shares) at the annual general meeting of our shareholders scheduled on June 27, 2006.

As in both FY2004 and FY2005, we intend to obtain repurchase authorization at the annual general meeting of our shareholders prior to the actual repurchase, in order to ensure the flexibility to repay the public funds.

We have already repurchased preferred shares (public funds) of 1,349.0 billion yen (on an issued-price basis) cumulatively. We aim to complete the repayment of preferred shares (public funds), the initial amount of which was 1,949.0 billion yen, by repurchasing the remaining preferred shares (public funds), totaling 600.0 billion yen (on an issued-price basis), under the new authorization.

With respect to the actual repurchase, we will consult with the related authorities to carry out the repurchase as promptly as possible after the approval of this repurchase authorization by the annual general meeting of our shareholders.

I. Reason for the repurchase authorization of own shares

The repurchase authorization that we are proposing at the annual general meeting of our shareholders, pursuant to Article 156-1 of the Company Law and our articles of incorporation, is to implement flexible capital management policies in connection with the repurchase of our own shares (preferred shares) from the Resolution and Collection Corporation.

II. Details of the repurchase authorization of own shares

1. Types and total number of shares to be repurchased

Types of shares to be repurchased	Total number of shares to be repurchased
Fourth Series Class IV Preferred Stock	Maximum 150,000 shares
Sixth Series Class VI Preferred Stock	Maximum 150,000 shares

Each of the above total number of shares to be repurchased is equivalent to the total number of issued Preferred Stock of Fourth Series Class IV and Sixth Series Class VI, respectively.

2. Details of cash etc. and total amount to be paid for the repurchase

Types of shares to be repurchased	Total amount to be paid for the repurchase
Fourth Series Class IV Preferred Stock	Maximum 307,140 million yen
Sixth Series Class VI Preferred Stock	Maximum 306,300 million yen

3. Term of validity for the repurchase authorization

Within one year after the end of the 4th annual general meeting of our shareholders scheduled on June 27, 2006.

(Reference)

Summary of the preferred shares subject to the repurchase authorization:

	Fourth Series Class IV Preferred Stock	Sixth Series Class VI Preferred Stock
(1) Original date of issuance	March 31, 1999	March 31, 1999
(2) Number of shares issued	150,000 shares	150,000 shares
(3) Price of shares issued	2 million yen per share	2 million yen per share
(4) Total amount issued	300 billion yen	300 billion yen
(5) Shareholder & Percentage of shares held	The Resolution and Collection Corporation100%	The Resolution and Collection Corporation100%
(6) Others	Non-convertible.Redemption price (repurchase price) equal to the sum of 2 million yen plus accrued dividends per share	Non-convertible.Redemption price (repurchase price) equal to the sum of 2 million yen plus accrued dividends per share

This notice "Announcement Regarding the Repurchase Authorization of Own Shares (Preferred Shares) (Public Funds)" has been prepared for the purpose of announcing certain information concerning a proposal of the repurchase authorization of our own shares (preferred shares) to the annual general meeting of our shareholders. This notice is not an offer for sale or solicitation for investment or other similar activity in or outside of Japan.

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Mizuho Financial Group Top

May 22, 2006

Mizuho Financial Group, Inc.

Partial Amendments to the Articles of Incorporation

Mizuho Financial Group, Inc. (the "Company") today announced that, in the meeting of the Board of Directors held on May 22, 2006, it was resolved that "Partial Amendments to the Articles of Incorporation" be proposed in the fourth ordinary general meeting of shareholders scheduled to be held on June 27, 2006.

Description

Partial Amendments to the Articles of Incorporation

The following partial amendments to the Articles of Incorporation will be made in accordance with the enforcement of the Company Law of Japan (2005 Law No. 86), the Act for Maintenance, Etc. of Relevant Laws relating to the Enforcement of the Company Law (Law No. 87, 2005), the Company Law Enforcement Regulations (Ministry of Justice Ordinance No. 12, 2006) and the Company Calculation Regulations (Ministry of Justice Ordinance No. 13, 2006) as of May 1, 2006, etc.

(1) A provision concerning the organizations to be established by the Company will be newly established (P. 3, Article 4 of the Proposed Amendments).

(2) A provision to clarify that the Company issues share certificates will be newly established (P. 4, Article 7 of the Proposed Amendments).

(3) A provision which enables the Company to acquire its own stock through market transactions or other methods by a resolution of the Board of Directors will be newly established (P. 5, Article 8 of the Proposed Amendments).

(4) A provision to specify that general meetings of shareholders shall be convened within the wards of Tokyo will be newly established (P. 20, Article 23 of the Proposed Amendments).

(5) A provision which enables the Company to provide shareholders with the reference materials for a general meeting of shareholders, etc. via the Internet will be newly established (P. 21, Article 25 of the Proposed Amendments).

(6) A resolution for the dismissal of director(s) is prescribed to be an ordinary resolution, and accordingly a provision to specify that the quorum for general meetings of shareholders at which such resolution is adopted shall be one-third (1/3) will be newly established (P. 25, Article 32 of the Proposed Amendments).

(7) Provisions which enable the Company to enter into liability limitation agreements with any of Outside Director(s) and Outside Corporate Auditor(s) will be newly established (P. 28 and 32, Articles 41 and 50 of the Proposed Amendments. All the Corporate Auditors have approved the newly establishment of Article 41).

(8) Provisions concerning Classes II and III and Classes VII through X preferred stock which were already cancelled will be deleted. Besides, provisions concerning other classes of preferred stock will be amended pursuant to provisions concerning preferred stock in the Company Law of Japan (P. 3 and 8 though 20, Articles 6 and 13 through 21 of the Proposed Amendments).

(9) In addition to the above, necessary amendments, including deletion and renumbering of provisions in accordance with the enforcement of the Company Law of Japan, as well as maintenance pursuant to provisions and terms in the Company Law of Japan, will be made to the Articles of Incorporation on the whole.

Proposed Amendments

The substances of these amendments and reasons therefor are set forth below.

(Changes are indicated by underlines.)

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
(Newly established.)	**Article 4.** *(Organizations)* The Company shall establish the following organizations, in addition to the general meeting of shareholders and Directors. (1) Board of Directors; (2) Corporate Auditors; (3) Board of Corporate Auditors; and (4) Accounting Auditors.	This amendment is proposed to establish a new provision concerning the organizations to be established by the Company due to the enforcement of the Company Law of Japan.
Article 4. *(Method of Public Notices)* Public notices by the Company shall be given in the *Nihon Keizai Shimbun*.	**Article 5.** *(Method of Public Notices)* Public notices by the Company shall be given in the *Nihon Keizai Shimbun*.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article 5. *(Total Number of Shares)* The total number of shares authorized to be issued by the Company shall be 30,321,500 shares, the details of which shall be as set forth below; provided, however, that in the case where a cancellation of shares or conversion of preferred stock into common stock is made, the number of shares authorized to be issued shall be reduced by the number of shares so	**Article 6.** *(Total Number of Authorized Shares)* The total number of shares which the Company is authorized to issue shall be 29,698,500 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan, and is also proposed to delete the provisions relating to Classes II and III and Classes VII through X preferred stock and in addition to reduce the number of shares which the Company is authorized to issue, as a result of the cancellation thereof.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
canceled <u>or converted</u>: Common stock: 25,000,000 shares <u>Class II preferred stock:</u> <u>100,000 shares</u> <u>Class III preferred stock:</u> <u>100,000 shares</u> Class IV preferred stock: 150,000 shares Class VI preferred stock: 150,000 shares <u>Class VII preferred stock:</u> <u>125,000 shares</u> <u>Class VIII preferred stock:</u> <u>125,000 shares</u> <u>Class IX preferred stock:</u> <u>33,000 shares</u> <u>Class X preferred stock:</u> <u>140,000 shares</u> Class XI preferred stock: 1,398,500 shares Class XII preferred stock: 1,500,000 shares Class XIII preferred stock: 1,500,000 shares	<u>Company is</u> authorized to <u>issue</u> shall be reduced by the number of shares so canceled: Common stock: 25,000,000 shares Class IV preferred stock: 150,000 shares Class VI preferred stock: 150,000 shares Class XI preferred stock: 1,398,500 shares Class XII preferred stock: 1,500,000 shares Class XIII preferred stock: 1,500,000 shares	
(Newly established.)	<u>**Article 7.**</u> <u>*(Issuance of Share Certificates)*</u> <u>The Company shall issue share certificates representing its issued stock.</u>	This amendment is supposed to establish a new provision in order to clarify that the Company shall issue share certificates in accordance with the enforcement of the Company Law of Japan.
<u>**Article 6.**</u> <u>*(Purchase or Cancellation of*</u>	(Deleted.)	This amendment is proposed for the maintenance of

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
Stock) The Company may purchase or cancel its common stock and/or one or more classes of preferred stock.		provisions pursuant to provisions and terms in the Company Law of Japan.
(Newly established.)	**Article 8.** (Acquisition of Own Shares) The Company may, by a resolution of the Board of Directors, acquire its own stock through market transactions or other methods pursuant to the provisions of Article 165, Paragraph 2 of the Company Law of Japan (the "Law").	This amendment is proposed to establish a new provision which enables the Company to acquire its own stock through market transactions or other methods by a resolution of the Board of Directors in preparation to implement flexible capital management policies in the future.
Article 6-2. (*Additional Purchase of Fractional Shares*) As provided for in the Share Handling Regulations, any holder of fractional share shall be entitled to demand that the Company sell to the holder of fractional share the fraction of a share that would, together with the fractional share owned by such holder of fractional share, constitute one share.	**Article 9.** (*Additional Purchase of Fractional Shares*) (No change.)	
Article 7. *(Record Date)* 1. The Company shall deem shareholders having voting rights appearing in writing or electronically in the register of	**Article 10.** *(Record Date)* 1. The Company shall deem shareholders having voting rights appearing in writing or electronically in the register of	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
shareholders (including the register of beneficial shareholders; the same shall apply hereinafter) as of the end of March 31 of each year as the shareholders who shall be entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant fiscal term. 2. In addition to the preceding paragraph, the Company may temporarily set the record date whenever necessary, by a resolution of the Board of Directors and upon giving a prior public notice thereof.	shareholders (including the register of beneficial shareholders; the same shall apply hereinafter) as of the end of March 31 of each year as the shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant business year. 2. (No change.)	
Article 8. *(Transfer Agent)* 1. The Company shall appoint a transfer agent with respect to shares and fractional shares. 2. The transfer agent and its handling office shall be designated by a resolution of the Board of Directors, and a public notice shall be given with respect thereto. 3. The register of shareholders, the register of fractional share	**Article 11.** *(Shareholder Register Manager etc.)* 1. The Company shall appoint a shareholder register manager. 2. The shareholder register manager and its handling office shall be determined by a resolution of the Board of Directors, and a public notice shall be given with respect thereto. 3. The preparation and keeping of, and other operations relating	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
and the register of lost share certificates of the Company shall be kept at the handling office of the transfer agent, and the registration of transfer of share, entry, whether written or electronic, in the register of fractional share, purchase and additional purchase of fractional shares, and other operations relating to shares and fractional shares shall be handled by the transfer agent and shall not be handled by the Company. (Newly established.)	to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates of the Company shall be entrusted to the shareholder register manager and shall not be handled by the Company. 4. The Company shall appoint a transfer agent with respect to fractional shares, to which the preceding two (2) paragraphs shall apply *mutatis mutandis.*	
Article 9. *(Share Handling Regulations)* Denominations of share certificates of the Company and, registration of transfer of shares, entry, whether written or electronic, in the register of fractional share, purchase and additional purchase of fractional shares, and other operations relating to shares and fractional shares and handling fees therefor shall be governed by the Share Handling Regulations prescribed by the Board of	**Article 12.** *(Share Handling Regulations)* Denominations of share certificates of the Company and, entry, whether written or electronic, in the register of shareholder and the register of fractional share, purchase and additional purchase of fractional shares, and other operations relating to shares and fractional shares and handling fees therefor and the method of request or notice by shareholders with respect to	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan. The method of request or notice with respect to general meetings of shareholders shall be governed by the Share Handling Regulations.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
Directors, in addition to laws and regulations and these Articles of Incorporation.	general meetings of shareholders shall be governed by the Share Handling Regulations prescribed by the Board of Directors, in addition to laws and regulations and these Articles of Incorporation.	
Article 10. *(Preferred Stock Dividends)* 1. The Company shall pay dividends on preferred stock (hereinafter referred to as the "Preferred Stock Dividends") in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the "Shareholders of Preferred Stock") or registered pledgees in respect of preferred stock (hereinafter referred to as the "Registered Preferred Pledgees") in priority to holders of common stock (hereinafter referred to as the "Shareholders of Common Stock"), registered pledgees in respect of common stock (hereinafter referred to as the "Registered Common Pledgees") or holders of fractional shares in respect of common stock; provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 11 have been paid	**Article 13.** *(Preferred Stock Dividends)* 1. In respect of dividends from its surplus provided for in Article 52, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the "Preferred Stock Dividends") in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the "Shareholders of Preferred Stock") or registered stock pledgees in respect of preferred stock (hereinafter referred to as the "Registered Preferred Stock Pledgees") in priority to holders of common stock (hereinafter referred to as the "Shareholders of Common Stock"), registered stock pledgees in respect of common stock (hereinafter referred to as the "Registered Common Stock Pledgees") or holders of fractional shares in respect of common stock; provided,	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan, and is also proposed to delete the provisions relating to Classes II and III and Classes VII through X preferred stock as a result of the cancellation thereof.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
in the relevant business year, the amount so paid shall be reduced accordingly: Class II preferred stock: 8,200 yen per share Class III preferred stock: 14,000 yen per share Class IV preferred stock: 47,600 yen per share Class VI preferred stock: 42,000 yen per share Class VII preferred stock: 11,000 yen per share Class VIII preferred stock: 8,000 yen per share Class IX preferred stock: 17,500 yen per share Class X preferred stock: 5,380 yen per share Class XI preferred stock: amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share Class XII preferred stock: amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share Class XIII preferred stock: amount decided by the resolution of the Board of Directors on the issuance of	however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 14 have been paid in the relevant business year, the amount so paid shall be reduced accordingly: Class IV preferred stock: 47,600 yen per share Class VI preferred stock: 42,000 yen per share Class XI preferred stock: amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share Class XII preferred stock: amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share Class XIII preferred stock: amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100,000 yen per share	

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
such stock, which amount shall not exceed 100,000 yen per share 2. In a given business year, if all or a part of the Preferred Stock Dividends have not been paid to the Shareholders of Preferred Stock or Registered Preferred Pledgees, the unpaid amount shall not be accumulated for the subsequent business years. 3. The Company shall not pay to any Shareholder of Preferred Stock or Registered Preferred Pledgee as dividends, any amount in excess of the amount of the relevant Preferred Stock Dividends.	2. In a given business year, if all or a part of the Preferred Stock Dividends have not been paid to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees, the unpaid amount shall not be accumulated for the subsequent business years. 3. The Company shall not distribute dividends from its surplus to any Shareholder of Preferred Stock or Registered Preferred Stock Pledgee, any amount in excess of the amount of the relevant Preferred Stock Dividends.	
Article 11. *(Preferred Stock Interim Dividends)* In respect of Interim Dividends, the Company shall pay monies in one half of the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding article (referred to as the "Preferred Stock Interim Dividends" in these Articles of Incorporation) to the	**Article 14.** *(Preferred Stock Interim Dividends)* In respect of interim dividends provided for in Article 53, the Company shall distribute dividends from its surplus by cash in one half of the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding article (referred to as the "Preferred Stock Interim	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
Shareholders of Preferred Stock or Registered Preferred Pledgees in priority to the Shareholders of Common Stock, Registered Common Pledgees or holders of fractional share in respect of common stock.	Dividends" in these Articles of Incorporation) to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock, Registered Common Stock Pledgees or holders of fractional share in respect of common stock.	
Article 12. *(Distribution of Residual Assets)* 1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Pledgees in priority to the Shareholders of Common Stock, Registered Common Pledgees or holders of fractional share in respect of common stock in such amount as provided for below: Classes II through IV preferred stock and Classes VI through VIII preferred stock: 2,000,000 yen per share Classes IX and X preferred stock: 1,250,000 yen per share Classes XI through XIII preferred stock: 1,000,000 yen per share 2. No distribution of residual	**Article 15.** *(Distribution of Residual Assets)* 1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock, Registered Common Stock Pledgees or holders of fractional share in respect of common stock in such amount as provided for below: Classes IV and VI preferred stock: 2,000,000 yen per share Classes XI through XIII preferred stock: 1,000,000 yen per share 2. No distribution of residual	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan, and is also proposed to delete the provisions relating to Classes II and III and Classes VII through X preferred stock as a result of the cancellation thereof.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
assets other than those provided for in the preceding paragraph shall be made to any Shareholder of Preferred Stock or Registered Preferred Pledgee.	assets other than those provided for in the preceding paragraph shall be made to any Shareholder of Preferred Stock or Registered Preferred Stock Pledgee.	
Article 13. *(Voting Rights)* The Shareholders of Preferred Stock shall not have voting rights at a general meeting of shareholders; provided, however, that the Shareholders of Preferred Stock may have voting rights from the date of a general meeting of shareholders, in the case where a proposal on the Preferred Stock Dividends is not submitted to such general meeting of shareholders, or immediately after the closing of a general meeting of shareholders, in the case where a proposal on the Preferred Stock Dividends is rejected at such general meeting of shareholders, until, in either case, such time as the resolution of a general meeting of shareholders is passed to grant the Preferred Stock Dividends.	**Article 16.** *(Voting Rights)* (No change.)	
Article 14. *(Consolidation or Split of Preferred Stock and*	**Article 17.** *(Consolidation or Split of Preferred Stock, Free Allotment*	This amendment is proposed for the maintenance of provisions pursuant to

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
Subscription Rights, etc.) 1. The Company shall not consolidate or split any preferred stock. 2. The Company shall not grant the Shareholders of Preferred Stock any pre-emptive rights to subscribe for new stock, any pre-emptive rights to subscribe for stock acquisition rights, any pre-emptive rights to subscribe for bonds with stock acquisition rights or any pre-emptive rights to subscribe for stock acquisition rights and bonds, either of which are capable of being transferred separately from the others.	*of Stock and Rights to Receive Allotment of Offered Stock, etc.)* 1. The Company shall not consolidate or split any preferred stock, and shall not make any free allotment of any stock for the Shareholders of Preferred Stock. 2. The Company shall not grant the Shareholders of Preferred Stock any rights to receive allotment of offered stock, offered stock acquisition rights, bonds with stock acquisition rights, or offered stock acquisition rights and bonds, either of which are capable of being transferred separately from the others and shall not make any free allotment of any stock acquisition rights for the Shareholder of Preferred Stock.	provisions and terms in the Company Law of Japan.
Article 15. *(Purchase or Cancellation of Preferred Stock)* 1. The Company may, at any time, purchase preferred stock and either retain or cancel them at the purchase prices thereof by appropriation of earnings distributable to shareholders. 2. The purchase or cancellation	**Article 18.** *(Acquisition of Preferred Stock)* (Deleted.) (Deleted.)	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan, and is also proposed to clearly state that the Company shall ask for the approval of a general meeting of shareholders with respect to the date of acquisition of Classes XII and XIII preferred stock.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
of preferred stock pursuant to the preceding paragraph may be made in respect of any one or more classes of preferred stock.		
3. In respect of Class IV and Classes VI through VIII preferred stock, the Company may mandatorily redeem each such class of preferred stock, in whole or in part, at such time and at such redemption price as respectively provided for in the Stock-for-Stock Exchange Agreement approved by a resolution of a general meeting of shareholders pursuant to the provision of Article 353 of the Commercial Code.	1. In respect of Class IV and VI preferred stock, the Company may mandatorily redeem each such class of preferred stock, in whole or in part, at such time and at such redemption price as respectively provided for in the Stock-for-Stock Exchange Agreement approved by a resolution of a general meeting of shareholders pursuant to the provision of Article 353 of the former Commercial Code.	
4. In respect of Classes XII and XIII preferred stock, the Company may mandatorily redeem each such class of preferred stock, in whole or in part, at such time and at such redemption price as respectively determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock.	2. In respect of Classes XII and XIII preferred stock, the Company may acquire each such class of preferred stock, in whole or in part, on the date separately determined by a resolution of a general meeting of shareholders, after such time and at such acquisition price as respectively determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock.	
5. In the case of a partial	3. In the case of a partial	

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
redemption pursuant to the preceding two (2) paragraphs, such redemption shall be made by way of lot or other methods.	acquisition pursuant to the preceding two (2) paragraphs, such redemption shall be made by way of lot or pro rata allocation.	
Article 16. *(Conversion into Common Stock)* 1. Any holder of Classes II and III, and Classes VII through X preferred stock may request conversion of the relevant preferred stock into common stock during the period available for request of conversion as provided for in the Stock-for-Stock Exchange Agreement approved by a resolution of a general meeting of shareholders pursuant to Article 353 of the Commercial Code. The terms of conversion, including the number of common stock to be issued upon conversion of one share of the relevant preferred stock (hereinafter referred to as the "Conversion Ratio"), shall be determined by a resolution of the relevant general meeting of shareholders. 2. Any holder of Classes XI and XII preferred stock may request conversion of the relevant	**Article 19.** *(Request for Acquisition of Preferred Stock)* (Deleted.) Any holder of Classes XI and XII preferred stock may request to the Company to acquire the	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan, and is also proposed to delete the provisions relating to Classes II and III and Classes VII through X preferred stock as a result of the cancellation thereof.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
preferred stock into common stock during the period available for request of conversion as determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock. The terms of conversion, including the Conversion Ratio, shall be determined by a resolution of the relevant Board of Directors.	relevant preferred stock held by such Shareholder of Preferred Stock into common stock during the period in which such Shareholder of Preferred Stock is entitled to request such acquisition as determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock (hereinafter referred to as the "Period for Acquisition Request"). The Company shall deliver its own common stock to such Shareholder of Preferred Stock, in exchange for the Company's acquisition of the relevant preferred stock. The terms of acquisition, including the number of the common stock to be delivered per one (1) share of the relevant preferred stock upon such request for acquisition, shall be determined by a resolution of the relevant Board of Directors.	
Article 17. *(Mandatory Conversion)* 1. Any of Classes II and III, and Classes VII through XII preferred stock, in respect of which a request for conversion has not been made during the period	**Article 20.** *(Mandatory Acquisition of Preferred Stock)* 1. The Company may acquire any of Classes XI and XII preferred stock, in respect of which a request for acquisition has not been made during the	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan, and is also proposed to delete the provisions relating to Classes II and III and Classes VII through X preferred stock as a result of

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
available for request of conversion, shall mandatorily be converted on the day immediately following the last day of such period (hereinafter referred to as the "Mandatory Conversion Date") into such number of common stock as shall be obtained by dividing the amount equivalent to the relevant subscription money (provided, however, that with regard to the Classes II and III, and Classes VII through X preferred stock, the relevant amount shall be defined as provided for below) by the current market price of the common stock; provided, however, that such current market price of the common stock shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the 45th trading day prior to the Mandatory Conversion Date, and such	Period for Acquisition Request, on the day immediately following the last day of such period (hereinafter referred to as the "Mandatory Acquisition Date") and instead, the Company shall deliver its own common stock to holders of the relevant preferred stock. In this case, the number of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock shall be obtained by dividing the amount equivalent to the subscription money per one (1) share of the relevant preferred stock by the current market price of the common stock of the Company; provided, however, that such current market price of the common stock shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and	the cancellation thereof.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
calculation shall be made to units of ten (10) yen, and by rounding up to the nearest 100 yen when equal to or more than 50 yen and disregarding amounts less than fifty (50) yen. Classes II, III, VII and VIII preferred stock: 2,000,000 yen per share Classes IX and X preferred stock: 1,250,000 yen per share	such calculation shall be made to units of ten (10) yen, and by rounding up to the nearest 100 yen when equal to or more than 50 yen and disregarding amounts less than fifty (50) yen.	
2. The number of common stock referred to in the preceding paragraph shall not exceed the maximum numbers as follows: Classes II and III preferred stock: 3,137 shares; provided, however, that in the case where a consolidation or stock split is made in respect of common stock, the number of shares of common stock in respect of Classes II and III preferred stock shall not exceed the number of shares obtained by multiplying the maximum number thereof before such consolidation or stock split by the number of shares to be obtained after such consolidation or stock split per	2. In respect of Classes XI and XII preferred stock, the number of common stock referred to in the preceding paragraph shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per one (1) share of each such class of preferred stock by the minimum acquisition price determined by the resolution of the Board of Directors relating to the relevant issuance of the preferred stock.	

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
share of common stock; Classes VII and VIII preferred stock: the number of shares obtained by dividing 2,000,000 yen by 60% of the amount obtained by dividing 2,000,000 yen by the initial Conversion Ratio (calculated to units of ten (10) yen, and by rounding up to the nearest 100 yen when equal to or more than 50 yen and disregarding amounts less than fifty (50) yen); Classes IX and X preferred stock: the number of shares obtained by dividing 1,250,000 yen by 331,000 yen; and Classes XI and XII preferred stock: the number of shares obtained by dividing the amount equivalent to the relevant subscription money per one (1) share of preferred stock by the minimum conversion price determined by the resolution of the Board of Directors relating to the relevant issuance of the preferred stock.		
3. In the calculation of the number of common stock provided for in the preceding two	3. In the calculation of the number of common stock provided for in the preceding two	

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
(2) paragraphs, in the case where any number less than one hundredth (1/100) of a share is produced, the case of consolidation of stock provided for in the Commercial Code shall apply *mutatis mutandis*.	(2) paragraphs, any number less than one (1) share shall be treated pursuant to the provisions provided for in Article 234 of the Law.	
Article 18. *(Order of Priority)* All classes of [shares of] preferred stock authorized to be issued by the Company shall rank *pari passu* with each other in respect of the payment of the Preferred Stock Dividends and the Preferred Stock Interim Dividends, and the distribution of residual assets.	**Article 21.** *(Order of Priority)* (No change.)	
Article 19. *(Convocation of General Meetings of Shareholders)* An ordinary general meeting of shareholders of the Company shall be convened no later than 3 months from the last day of each business year and an extraordinary general meeting of shareholders shall be convened whenever necessary.	**Article 22.** *(Convocation of General Meetings of Shareholders)* An ordinary general meeting of shareholders of the Company shall be convened no later than 3 months from the last day of each business year and an extraordinary general meeting of shareholders shall be convened whenever necessary.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
(Newly established.)	**Article 23.** *(Place where General Meetings of Shareholders shall be Convened)* General meetings of	Based on the revised limitation of the place where general meetings of shareholders shall be convened due to the enforcement of the Company

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
	shareholders shall be convened within the wards of Tokyo.	Law of Japan, this amendment is proposed to establish a new provision to clearly state such place to be "within the wards of Tokyo".
Article 20. *(Person Authorized to Convene General Meetings of Shareholders and the Chairman of the Meeting)* 1. The President shall convene *and* preside over the general meeting of shareholders. 2. In the case where the President is unable so to act, one of the other Director(s) in the order previously determined by the Board of Directors shall take such person's place.	**Article 24.** *(Person Authorized to Convene General Meetings of Shareholders and the Chairman of the Meeting)* 1. (No change.) 2. (No change.)	
(Newly established.)	**Article 25.** *(Disclosure of Reference Materials, etc. for General Meetings of Shareholders via Internet)* The Company may, at the time of convocation of a general meeting of shareholders, deem to have provided shareholders with information with respect to matters which shall be stated or indicated in the reference materials for a general meeting of shareholders, business	This amendment is proposed to establish a new provision concerning providing shareholders with the reference materials, etc. for general meetings of shareholders via the Internet which is permitted due to the enforcement of the Company Law of Japan.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
	reports, non-consolidated financial documents and consolidated financial documents by disclosing those by way of using the Internet as provided for in the ordinances of the Ministry of Justice.	
Article 21. *(Method of Adopting Resolutions)* 1. Unless otherwise provided for by laws or regulations or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by an affirmative vote of a majority of the voting rights held by the shareholders present at the meeting. 2. Resolutions of a meeting of shareholders governed by Article 343 of the Commercial Code shall be adopted by an affirmative vote of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the voting rights of the total shareholders.	**Article 26.** *(Method of Adopting Resolutions)* 1. Unless otherwise provided for by laws or regulations or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by an affirmative vote of a majority of the voting rights held by the shareholders present at the meeting who are entitled to exercise their voting rights. 2. Resolutions of a meeting of shareholders governed by Article 309, Paragraph 2 of the Law shall be adopted by an affirmative vote of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
Article 22. *(Voting by Proxy)* 1. Shareholders may exercise their voting rights at the relevant general meeting of shareholders by a proxy who shall also be a shareholder of the Company holding voting rights at such meeting. 2. The shareholder or his/her proxy shall submit to the Company a document evidencing the authority of such proxy to act as such at each general meeting of shareholders.	**Article 27.** *(Voting by Proxy)* 1. Shareholders may exercise their voting rights at the relevant general meeting of shareholders by a proxy who shall also be a shareholder of the Company holding voting rights at such meeting. 2. (No change.)	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan. With respect to the exercise of voting rights by proxy, the prior and existing provisions shall remain applicable.
Article 23. *(Minutes of General Meetings)* The substance of proceedings and the results of the general meetings of shareholders shall be recorded in the minutes, to which the chairman of the meeting and the Director(s) present thereat shall affix their names and seals.	**Article 28.** *(Minutes of General Meetings)* The minutes of general meetings of shareholders shall be prepared in writing in writing or by electromagnetic file as provided for in laws and regulations.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan, and is also proposed to amend provisions in order for the Company to prepare the minutes of general meetings of shareholders by electromagnetic file.
Article 24. *(General Meetings of Holders of Classes of Stock)* (Newly established.) (Newly established.)	**Article 29.** *(General Meetings of Holders of Classes of Stock)* 1. Unless otherwise provided for by laws or regulations or these Articles of Incorporation,	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
The provisions of Articles 20 and 22 and the preceding Article shall apply *mutatis mutandis* to the general meetings of holders of classes of stock.	resolutions of a general meeting of holders of classes of stock shall be adopted by an affirmative vote of a majority of the voting rights held by the holders present at the meeting who are entitled to exercise their voting rights. 2. Resolutions provided for in Article 324, Paragraph 2 of the Law shall be adopted by an affirmative vote of not less than two-thirds (2/3) of the voting rights held by the holders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the voting rights of the holders entitled to exercise their voting rights. 3. The provisions of Articles 23 through 25 and 27 and the preceding Article shall apply *mutatis mutandis* to the general meetings of holders of classes of stock.	
Article 25. *(Number)* The Company shall have not more than fifteen (15) Directors.	**Article 30.** *(Number)* (No change.)	
Article 26. *(Method of Appointment)*	**Article 31.** *(Method of Appointment)*	This amendment is proposed for the maintenance of

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
1. The Director(s) shall be appointed at a general meeting of shareholders. 2. A resolution for the appointment of Director(s) shall be adopted by an affirmative vote of a majority of the voting rights held by the shareholders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the voting rights of <u>the total shareholders</u>. 3. Cumulative voting shall not be used for the appointment of Director(s).	1. (No change.) 2. A resolution for the appointment of Director(s) shall be adopted by an affirmative vote of a majority of the voting rights held by the shareholders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the voting rights of <u>the shareholders entitled to exercise their voting rights</u>. 3. (No change.)	provisions pursuant to provisions and terms in the Company Law of Japan.
(Newly established.)	<u>**Article 32.**</u> <u>*(Method of Dismissal)*</u> <u>A resolution for the dismissal of Director(s) shall be adopted by an affirmative vote of a majority of the voting rights held by the shareholders present at the relevant general meeting of shareholders who shall hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights.</u>	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan. A resolution for the dismissal of director(s) is prescribed to be an ordinary resolution, and accordingly the quorum for general meetings of shareholders at which such resolution shall be adopted is set at one-third (1/3) as is the case of the appointment.
Article <u>27</u>.	**Article <u>33</u>.**	This amendment is proposed

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
(Term of Office) The terms of office of Director(s) shall expire at the closing of the ordinary general meeting of shareholders concerning the last fiscal term within two (2) years after their assumption of office.	*(Term of Office)* The terms of office of Director(s) shall expire at the closing of the ordinary general meeting of shareholders concerning the last business year ending within two (2) years after their appointment.	for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article 28. *(Representative Director(s) and Director(s) with Titles)* 1. The Representative Director(s) shall be elected by a resolution of the Board of Directors. 2. The President shall be appointed by a resolution of the Board of Directors. 3. The Board of Directors may, by its resolutions, appoint Chairman, Deputy Chairman, Deputy President(s), Senior Managing Director(s) and Managing Director(s).	**Article 34.** *(Representative Director(s) and Director(s) with Titles)* 1. The Representative Director(s) shall be designated by a resolution of the Board of Directors. 2. (No change.) 3. (No change.)	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article 29. *(Duties of the President)* The President shall oversee the operations of the Company.	**Article 35.** *(Duties of the President)* (No change.)	
Article 30. *(Person Authorized to Convene Meetings of the Board of Directors and Chairman of the Meeting)*	**Article 36.** *(Person Authorized to Convene Meetings of the Board of Directors and Chairman of the Meeting)*	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
1. Unless otherwise provided for by laws or regulations, the President shall convene and preside over the meeting of the Board of Directors. 2. In the case where the President is unable so to act, one of the other Director(s) in the order previously determined by the Board of Directors shall take such person's place.	1. Unless otherwise provided for by laws or regulations, the President shall convene and preside over the meeting of the Board of Directors. 2. (No change.)	
Article <u>31</u>. *(Notice to Convene Meetings of the Board of Directors)* 1. Notice to convene a meeting of the Board of Directors shall be given to each Director and Corporate Auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in case of emergency, such period may be shortened. 2. A meeting of the Board of Directors may be held without taking the procedures of convocation with the consent of all the Directors and Corporate Auditors.	**Article <u>37</u>.** *(Notice to Convene Meetings of the Board of Directors)* 1. (No change,) 2. A meeting of the Board of Directors may be held without taking the procedures of convocation with the consent of all the Directors and Corporate Auditors.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article <u>32</u>. *(Method of Adopting Resolutions of the Board of Directors)*	**Article <u>38</u>.** *(Method of Adopting Resolutions of the Board of Directors)*	This amendment is proposed for the maintenance of provisions pursuant to

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
Resolutions of a meeting of the Board of Directors shall be adopted by an affirmative vote of a majority of the Directors present at the relevant meeting who shall constitute a majority in number of all the Directors.	Resolutions of a meeting of the Board of Directors shall be adopted by an affirmative vote of a majority of the Directors present at the relevant meeting who shall constitute a majority in number of all the Directors entitled to take part in the vote.	provisions and terms in the Company Law of Japan.
Article 33. *(Minutes of Meetings of the Board of Directors)* The substance of proceedings and the results of the meetings of the Board of Directors shall be recorded in the minutes, to which the Director(s) and Corporate Auditors present thereat shall affix their names and seals thereon.	**Article 39.** *(Minutes of Meetings of the Board of Directors)* The minutes of the meetings of the Board of Directors shall be prepared in writing or by electromagnetic file as provided for in laws and regulations, the Director(s) and Corporate Auditors present thereat shall affix their names and seals thereon, or electronic signatures thereto.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan, and is also proposed to amend provisions in order for the Company to prepare the minutes of the meetings of the Board of Directors by electromagnetic file.
Article 34. *(Regulations of the Board of Directors)* Matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors prescribed by the Board of Directors, in addition to laws and regulations and these Articles of Incorporation.	**Article 40.** *(Regulations of the Board of Directors)* (No change.)	
(Newly established.)	**Article 41.** *(Liability Limitation Agreements with Outside Director(s))*	This amendment is proposed to establish a new provision which enables the Company to enter

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
	Pursuant to the provisions provided for in Article 427, Paragraph 1 of the Law, the Company may enter into liability limitation agreements with any Outside Director which limit the liability provided for in Article 423, Paragraph 1 of the Law to the higher of either (i) the pre-determined amount not less than twenty million (20,000,000) yen or (ii) the amount prescribed in laws and regulations, provided that such Outside Director is bona fide and without gross negligence in performing his/her duty.	into liability limitation agreements with any of Outside Director(s) and Outside Corporate Auditor(s) (described in Article 50 of the Proposed Amendment below) which are permitted due to the enforcement of the Company Law of Japan.
Article 35. *(Number)* The Company shall have not more than six (6) Corporate Auditors.	**Article 42.** *(Number)* (No change.)	
Article 36. *(Method of Appointment)* 1. The Corporate Auditors shall be appointed at a general meeting of shareholders. 2. A resolution for appointment of Corporate Auditors shall be adopted by an affirmative vote of a majority of the voting rights held by the shareholders present at the relevant meeting who shall	**Article 43.** *(Method of Appointment)* 1. (No change.) 2. A resolution for appointment of Corporate Auditors shall be adopted by an affirmative vote of a majority of the voting rights held by the shareholders present at the relevant meeting who shall	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
hold in aggregate not less than one-third (1/3) of the voting rights of the total shareholders.	hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights.	
Article 37. *(Term of Office)* The terms of office of Corporate Auditors shall expire at the closing of the ordinary general meeting of shareholders concerning the last fiscal term within four (4) years after their assumption of office.	**Article 44.** *(Term of Office)* The terms of office of Corporate Auditors shall expire at the closing of the ordinary general meeting of shareholders concerning the last business year ending within four (4) years after their appointments.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article 38. *(Full-Time Corporate Auditor(s))* The Corporate Auditors shall appoint by election full-time Corporate Auditor(s) from among them.	**Article 45.** *(Full-Time Corporate Auditor(s))* The Board of Corporate Auditors shall, by its resolution, designate full-time Corporate Auditor(s).	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article 39. *(Notice to Convene Meetings of the Board of Corporate Auditors)* 1. Notice to convene a meeting of the Board of Corporate Auditors shall be given to each Corporate Auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in case of emergency, such period may be shortened. 2. A meeting of the Board of	**Article 46.** *(Notice to Convene Meetings of the Board of Corporate Auditors)* 1. (No change.) 2. A meeting of the Board of	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
Corporate Auditors may be held without taking the procedures of convocation with the consent of all the Corporate Auditors.	Corporate Auditors may be held without taking the procedures of convocation with the consent of all the Corporate Auditors.	
Article 40. *(Method of Adopting Resolutions of the Board of Corporate Auditors)* Resolutions of a meeting of the Board of Corporate Auditors shall be adopted by an affirmative vote of a majority of the Corporate Auditors, unless otherwise provided for by laws or regulations.	**Article 47.** *(Method of Adopting Resolutions of the Board of Corporate Auditors)* Resolutions of a meeting of the Board of Corporate Auditors shall be adopted by an affirmative vote of a majority of the Corporate Auditors, unless otherwise provided for by laws or regulations.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article 41. *(Minutes of Meetings of the Board of Corporate Auditors)* The substance of proceedings and the results of the meetings of the Board of Corporate Auditors shall be recorded in the minutes, to which the Corporate Auditors present thereat shall affix their names and seals.	**Article 48.** *(Minutes of Meetings of the Board of Corporate Auditors)* The minutes of the meetings of the Board of Corporate Auditors shall be prepared in writing or by electromagnetic file as provided for in laws and regulations, and the Directors and Corporate Auditors present thereat shall affix their names and seals thereon or electronic signatures thereto.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan, and is also proposed to amend provisions in order for the Company to prepare the minutes of the meetings of the Board of Corporate Auditors by electromagnetic file.
Article 42. *(Regulations of the Board of Corporate Auditors)* Matters concerning the Board of Corporate Auditors shall be governed by the Regulations of	**Article 49.** *(Regulations of the Board of Corporate Auditors)* (No change.)	

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
the Board of Corporate Auditors prescribed by the Board of Corporate Auditors, in addition to laws and regulations and these Articles of Incorporation.		
(Newly established.)	**Article 50.** *(Liability Limitation Agreements with Outside Corporate Auditor(s))* Pursuant to the provisions provided for in Article 427, Paragraph 1 of the Law, the Company may enter into liability limitation agreements with any Outside Corporate Auditor which limit the liability provided for in Article 423, Paragraph 1 of the Law to the higher of either (i) the pre-determined amount not less than twenty million (20,000,000) yen or (ii) the amount prescribed in laws and regulations, provided that such Outside Corporate Auditor is bona fide and without gross negligence in performing his/her duty.	This amendment is proposed to establish a new provision which enables the Company to enter into liability limitation agreements with any of Outside Corporate Auditor(s) and Outside Director(s) (described in Article 41 of the Proposed Amendment above) which are permitted due to the enforcement of the Company Law of Japan.
Article 43. *(Business Year)* The business year of the Company shall be the one-year period from April 1 of each year through March 31 of the following year.	**Article 51.** *(Business Year)* The business year of the Company shall be the one-year period from April 1 of each year through March 31 of the following year.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
Article 44. *(Disposition of Earnings)* Unless otherwise provided for by laws or regulations, earnings of the Company shall be disposed of pursuant to a resolution of a general meeting of shareholders.	(Deleted.)	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article 45. *(Dividends)* Dividends on stock shall be paid to the shareholders or registered pledgees appearing in writing or electronically in the register of shareholders as of the end of March 31 of each year or to the holders of fractional share appearing in writing or electronically in the register of fractional share as of the end of March 31 of each year.	**Article 52.** *(Dividends from Surplus Approved by Resolution of Ordinary General Meeting of Shareholders)* Dividends from the surplus approved by a resolution of an ordinary general meeting of shareholders shall be distributed to the shareholders or registered stock pledgees appearing in writing or electronically in the register of shareholders as of the end of March 31 of each year or to the holders of fractional share appearing in writing or electronically in the register of fractional share as of the end of March 31 of each year.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article 46. *(Interim Dividends)* The Company may, by a resolution of the Board of Directors, make cash distributions pursuant to the provisions of Article 293-5 of the	**Article 53.** *(Interim Dividends)* The Company may, by a resolution of the Board of Directors, distribute interim dividends provided for in Article 454, Paragraph 5 of the Law to	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
Commercial Code (referred to as "Interim Dividends" in these Articles of Incorporation) to the shareholders or registered pledgees appearing in writing or electronically in the register of shareholders as of the end of September 30 of each year or to the holders of fractional share appearing in writing or electronically in the register of fractional share as of the end of September 30 of each year.	the shareholders or registered stock pledgees appearing in writing or electronically in the register of shareholders as of the end of September 30 of each year or to the holders of fractional share appearing in writing or electronically in the register of fractional share as of the end of September 30 of each year.	
Article 47. *(Conversion of Preferred Stock and Payment of Dividends)* Initial dividends and Interim Dividends on the common stock issued upon conversion of Classes II and III, and Classes VII through XII preferred stock issued by the Company and any fractional shares accrued upon such conversion shall be paid on the basis that the conversion took effect as of April 1, if a request for conversion or mandatory conversion is made during the period of April 1 through September 30, or as of October 1, if made during the period of October 1 through March 31 of the following year.	(Deleted.)	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article 48.	**Article 54.**	This amendment is proposed

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
(Prescription for Payment of Dividends) The Company shall be released from the obligation to pay such dividends or Interim Dividends as have not been received after the lapse of five (5) years from the date of commencement of payment thereof.	*(Prescription for Payment of Dividends)* In the case where the dividends from its surplus are distributed by cash, the Company shall be released from the obligation to pay such dividends from the surplus which have not been received after the lapse of five (5) years from the date of commencement of payment thereof.	for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.

May 1, 2006

Mizuho Financial Group, Inc.

Mizuho Financial Group CSR Report 2005 Published

Mizuho Financial Group today released its first CSR Report, which provides detailed information on the group's CSR (Corporate Social Responsibility) activities. The aim of the report is to enhance continuous communication with stakeholders by conveying the group's CSR policies and engagements.

In the new business strategy "Channel to Discovery" Plan, announced in April 2005, we have reinforced our commitment to CSR activities, and have since been promoting initiatives on a group-wide basis.

In order to further enhance CSR initiatives with even greater quality, we are committed in maintaining an on-going dialogue with our various stakeholders.

Focal points of CSR Report 2005:

- The report describes broad range of CSR activities as an integrated financial group, under the coordinated initiative of the holding company.
- "Special section: What is Finance" explains the role of finance which changes with time and how it is adopting to the expectation of society.
- "Special section: Finance that shapes the future" introduces the variety of CSR activities directly related to the main businesses of the group.
- While making reference to the GRI Guidelines, GRI Content Index is disclosed in full in order to assure comparability with other companies' reports.

An electronic version of this report is published on the website:
http://www.mizuho-fg.co.jp/english/activity/report/index.html

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Mizuho Financial Group Top

April 27, 2006

Mizuho Investors Securities Co., Ltd.
Parent Company: Mizuho Financial Group, Inc.

Differences in Earnings Results for the Fiscal Year ended March 31,2006 (Fiscal 2005) from the Previous Fiscal Year

Mizuho Investors Securities Co., Ltd. hereby announces the differences in its earnings results for Fiscal 2005 (April 1.2005—March 31.2006) from Fiscal 2004 (April 1.2004—March 31.2005).

1. Differences in Earnings Results

Non-consolidated (Units: Millions of yen)

	Operating Revenues	Ordinary Profits	Net Income
Fiscal 2005 [A]	84,449	32,651	24,975
Fiscal 2004 [B]	46,124	8,317	5,703
Differences [C] = [A] - [B]	38,325	24,333	19,271
Percentage Differences [C] / [B]	83.1%	292.6%	337.9%

(Note : fractions are rounded down)

Consolidated (Units: Millions of yen)

	Operating Revenues	Ordinary Profits	Net Income
Fiscal 2005 [A]	84,483	32,700	24,972
Fiscal 2004 [B]	46,157	8,331	5,712
Differences [C] = [A] - [B]	38,326	24,368	19,260
Percentage Differences [C] / [B]	83.0%	292.5%	337.1%

(Note : fractions are rounded down)

2. Reasons for the Differences

The differences between the results of Fiscal 2005 and Fiscal 2004 were caused by the increase of Operating Revenues due to the increase of Commission Income and Trading Profits which resulted in the increases in Ordinary Profits and Net Income.

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